Form 40-F
period 2012-12-31
NEXEN INC
filed 2013-02-25
CIK 16873

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012      Commission File Number:  1-6702

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
945 Bunker Hill Road
Suite 1400
Houston, Texas 77024

(832) 714-5000

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

530,036,892

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

Yes ☐   No ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933:  Form S-8 (File No.’s 333-119276, 333-118019 and 333-13574) and Form F-3 (File No.’s 333- 172612, 333-142670, 333-142652 and 333-84786).

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)                                 Annual Information Form of Nexen Inc. for the fiscal year ended December 31, 2012.

(b)                                 Management’s Discussion and Analysis of Nexen Inc. for the fiscal year ended December 31, 2012.

(c)                                  Consolidated Financial Statements of Nexen Inc. for the fiscal year ended December 31, 2012.

2

NEXEN INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2012

February 24, 2013

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC Limited (CNOOC) proposed to acquire all of the outstanding common and preferred shares of Nexen Inc. for approximately US$15 billion in cash. The transaction was approved by the common and preferred shareholders on September 20, 2012 and all regulatory approvals have been received. The transaction is expected to close the week of February 25, 2013. Following close of the transaction, future activities of the Company will be directed by CNOOC.

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

GENERAL INFORMATION

In this Annual Information Form (AIF), references to “we”, “our”, “us”, “Nexen” or the “Company” mean Nexen Inc., our subsidiaries and partnerships. Unless we indicate otherwise, all dollar amounts ($) are in millions of Canadian dollars (Cdn$), and oil and gas volumes, reserves and related performance measures are presented on a working interest before-royalties basis. Where appropriate, information on a working interest after-royalties basis is provided. The information contained in this AIF is dated December 31, 2012, unless otherwise indicated. The date of this discussion is February 24, 2013.

Conversions of gas volumes to boe in this AIF were made on the basis of 1 boe to 6 mcf of natural gas. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of boe may be misleading, particularly if used in isolation. Using the 2012 average prices applied to our reserves estimates, the boe conversion ratio based on wellhead value is approximately 35 mcf:1 bbl.

Non-GAAP Measures

Certain financial measures referred to in this AIF, namely “cash flow from operations” and “net debt” do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by others. These non-GAAP measures are included to assist investors in analyzing Nexen’s operating performance, leverage and liquidity. Reconciliations of these non-GAAP measures to their nearest GAAP equivalent are included in our Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2012.

Foreign Exchange

The noon-day Canadian to US dollar exchange rates for Cdn$1.00, as reported by the Bank of Canada, were:

(US$)	December 31	Average	High	Low
2010	1.0054	0.9709	1.0054	0.9278
2011	0.9833	1.0117	1.0583	0.9430
2012	1.0051	1.0004	1.0299	0.9599

On January 31, 2013, the noon-day exchange rate was US$0.9992 for Cdn$1.00.

FORWARD-LOOKING STATEMENTS

Certain statements in this AIF constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to, or associated with, individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery of oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be economically produced in the future.

All of the forward-looking statements in this AIF are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; the operations and capital expenditure plans of Nexen following the completion of the transaction; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, contractors, counterparties and joint–venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in this AIF and “Quantitative and Qualitative Disclosures About Market Risk” in our MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information. Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

Nexen Inc. is incorporated under the Canada Business Corporations Act. Our registered and head office is located at 801 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 3P7.

Our material operating subsidiaries owned directly or indirectly and their jurisdictions of incorporation as at December 31, 2012 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation/ Formation/Continuation
Nexen Petroleum UK Limited	England & Wales
Nexen Petroleum Nigeria Limited	Nigeria
Nexen Petroleum Offshore USA Inc.	Delaware
Nexen Marketing	Alberta
Nexen Oil Sands Partnership	Alberta

All material operating subsidiaries are 100% beneficially owned, controlled or directed by Nexen.

BUSINESS OVERVIEW

Nexen Inc. is a Canadian-based, global energy company. We were formed in Canada in 1971 as Canadian Occidental Petroleum Ltd. when Occidental Petroleum Corporation combined their Canadian crude oil, natural gas, sulphur and chemical operations into one company.

CONVENTIONAL OIL AND GAS

Our conventional oil and gas assets are comprised mainly of large acreage positions in select basins including the UK North Sea, deep-water US Gulf of Mexico and offshore Nigeria. Strategically, we focus on these basins due to: i) past successes; ii) existing infrastructure in place; iii) significant potential in remaining resource; and/or iv) attractive fiscal terms. We assess our global portfolio of opportunities to identify prospects that we believe will generate the highest value in our selected basins.

In the UK North Sea, we are a significant regional player with concentrated assets, infrastructure and exploration potential for future growth. In addition to other producing properties, we operate the Buzzard field and platform, which is the largest field to come on production in the UK North Sea in over a decade. Other recent discoveries such as Golden Eagle and Rochelle are currently under development and are expected to provide new sources of production in the short-term. We actively explore the UK North Sea basin including relatively under-explored areas such as west of the Shetland Islands.

In the US Gulf of Mexico, we hold deep-water and shelf assets as well as several undeveloped deep-water discoveries including Appomattox, Vicksburg and Stampede (formerly Knotty Head-Pony). We are a significant leaseholder in the Gulf. The deep-water Gulf of Mexico has significant infrastructure and is near continental US markets.

Offshore Nigeria, our assets include Usan as well as several undeveloped discoveries. Oil production from Usan started in February 2012 on block OML-138 and eleven production wells are currently on stream. We continue to actively explore the basin.

OIL SANDS

Our oil sands investments include interests in the Long Lake project, the Syncrude joint venture and 621,000 undeveloped in situ oil sands acreage (gross) in northern Alberta. Our oil sands strategy is to generate steady and predictable cash flow for decades. While the cost to produce from the Athabasca oil sands is higher relative to conventional oil deposits, the significant discovered resource base and stable fiscal jurisdiction make this a key source of future oil development.

We first entered the oil sands by acquiring an interest in the Syncrude joint venture. Syncrude produces synthetic crude oil from mined bitumen-saturated sands.

We have interests in a number of in situ leases. Our first in situ oil sands project at Long Lake produces and upgrades bitumen in the Athabasca oil sands. Steam-assisted-gravity-drainage (SAGD) bitumen production began in 2008 and production of PSC™ from the upgrader began in 2009. Our near-term plans include SAGD development of the Kinosis lease at K1A.

SHALE GAS

Shale gas balances our corporate portfolio, which consists predominantly of large-scale, capital-intensive and long cycle-time projects. It provides natural gas exposure and short cycle-time projects where we control the scale and pace of development depending on the current price environment.

Our shale gas strategy is currently focused primarily in northeast British Columbia on the Horn River basin. The Horn River basin is a significant shale gas play with high resource density and strong well productivity. Additional evaluation activities of potential shale gas resource are underway in the Liard and Cordova basins in British Columbia. During the second half of 2012, we closed the sale of a 40% non-operated working interest in our shale gas lands in northeast British Columbia to INPEX Gas British Columbia Ltd. (IGBC). We have approximately 300,000 gross acres (180,000 net to us) of shale gas lands in the Horn River, Cordova and Liard basins.

We’ve expanded our shale gas portfolio by acquiring a non-operated shale gas exploration interest in Poland and by testing shale gas opportunities in Colombia.

Three-Year Overview

2010

·    Generated cash flow from operations of $2.2 billion and net income of $1.1 billion

·    Discovered the Appomattox field in the deep-water Gulf of Mexico

·    Disposed of non-core, heavy oil properties in Western Canada for $939 million

·    Divested non-core marketing businesses including North American natural gas marketing

·    Doubled bitumen production at Long Lake with improved steam reliability

·    More than doubled our British Columbia shale gas acreage, adding lands in the Cordova and Liard basins

2011

·    Generated cash flow from operations of $2.4 billion and net income of $697 million

·    Completed a non-core asset disposition program with the sale of our interest in Canexus for $458 million

·    Repaid approximately $800 million of long-term debt

·    Developed action plans to increase production at Long Lake and fill the upgrader; ramped-up pad 11, drilled pads 12 and 13

·    Commissioned the Buzzard fourth platform to handle higher levels of H2S from the field

·    Achieved first oil at our Blackbird field in the UK North Sea

·    Received government approval and sanctioned the Golden Eagle development in the UK

·    Brought a nine-well pad on stream at Horn River

2012

·    Generated cash flow from operations of $2.7 billion and net income of $333 million

·    Achieved first oil at Usan, offshore Nigeria

·    Completed major turnarounds and regulatory inspections at Scott, Buzzard and Long Lake

·    Achieved first oil at Long Lake pads 12 and 13, and received regulatory and partner approval for pads 14, 15 and Kinosis K1A

·    Closed the joint venture agreement in our northeast British Columbia shale gas operations and received $821 million of cash upon closing

·    Completed our shale gas 18-well pad in northeast British Columbia

·    Issued $200 million of preferred shares

·    Entered into an Arrangement Agreement with CNOOC Limited for the acquisition of our outstanding common and preferred shares

OIL AND GAS

In this AIF, we provide estimates of remaining quantities of proved and probable crude oil, synthetic oil, bitumen, coalbed methane (CBM), shale gas and natural gas reserves (oil and gas reserves) for our various properties as at December 31, 2012. These reserves estimates and related disclosures have been prepared in accordance with National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (NI 51-101). We have also prepared reserves estimates and disclosures in accordance with SEC requirements, which are included in Appendix B of this AIF. Reserves estimates and disclosures prepared in accordance with NI 51-101 requirements differ from reserves estimates prepared in accordance with SEC requirements. Significant qualitative differences between NI 51-101 and SEC reserves estimates and disclosures are described in the section entitled “Special Note to Investors” on page 33.

Our proved and probable reserve estimates have been internally prepared. For our reserves estimates prepared in accordance with NI 51-101 requirements, we had 97% of our proved reserves assessed (either evaluated or audited as described on pages 30 to 31) by independent reserves consultants. Their assessment of the proved reserves is performed at varying levels of property aggregation, and we work with them to reconcile any difference on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio may differ by more than 10% either positively or negatively, however, we believe such differences are not material relative to our total proved reserves.

We also had 98% of our NI 51-101 proved plus probable oil and gas reserves estimates assessed by independent reserves consultants. By definition, proved reserves must be determined together with probable reserves (see definition on page 31). As such, the independent reserves consultants’ assessments are prepared on a combined proved plus probable basis. Like proved reserves, their assessment of the proved plus probable reserves is performed at varying levels of property aggregation, and we work with them to reconcile any difference on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio may differ by more than 10% either positively or negatively, however, we believe such differences are not material relative to our total proved plus probable reserves.

Refer to the section on Basis of Reserves Estimates on pages 14 to 16 for a description of our internal reserves process and the nature and scope of the independent assessments performed on our proved and probable reserves estimates and the results thereof.

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

The prices we receive for our oil and gas products are determined by global crude oil and regional natural gas markets, all of which can be volatile. With many alternative customers, the loss of any one customer is not expected to have a materially adverse effect on the price of our products or revenues. Oil and gas producing operations are generally not seasonal. However, demand for some of our products such as natural gas can fluctuate season to season, which can impact price. We manage our operations on a country-by-country basis, reflecting differences in the regulatory regime, competitive environments and risk factors associated with each country. Presentation of our oil and gas operations is separated between conventional oil and gas activities, and oil sands activities. Our conventional operations include our oil and gas operations in the UK North Sea, North America (excluding oil sands) and other countries (Yemen, offshore Nigeria, Colombia and other). Our oil sands activities are segregated between in situ oil sands operations (primarily at Long Lake) and our interest in Syncrude. Our shale gas results are included in the North America segment.

Production, revenues, net income, cash flows, capital expenditures and identifiable assets for these segments appear in Note 25 to the Consolidated Financial Statements and in our MD&A.

CONVENTIONAL OIL AND GAS

UNITED KINGDOM (UK) — NORTH SEA

The UK North Sea is a key producing area for Nexen. Our primary assets, which we operate, include a 43.2% interest in the Buzzard field and facilities, a 41.9% interest in the Scott field and production platform, an 80.4% interest in the Telford field, a 79.7% interest in the Ettrick field and a 90.6% interest in the Blackbird field, along with interests in several undeveloped discoveries and exploration acreage. We are a significant regional player with concentrated assets, infrastructure and exploration potential for future growth. Our UK North Sea operations complement our global portfolio with significant cash flow generation and the opportunity for shorter cycle-time production growth.

Our UK strategy is to grow our existing North Sea production and identify new sources of production. To do this, we identify exploration and exploitation opportunities near existing infrastructure that can be tied-in economically in a relatively short time period. We also seek to establish new core areas through exploration in relatively unexplored areas of the basin (e.g. west of Shetlands, the Central Graben and the northern North Sea). We target oil-focused assets that are early life which generate stronger cash margins.

Buzzard

The Buzzard field is located about 60 miles northeast of Aberdeen in the Outer Moray Firth, central North Sea, in 317 feet of water. It was discovered in 2001 and came on stream in early 2007. The Buzzard development was initially comprised of three platforms capable of processing at least 200,000 bbls/d of oil and 60 mmcf/d of gas. A fourth platform with production-sweetening facilities to handle higher levels of hydrogen sulphide was completed in 2011. Oil from Buzzard is exported via the Forties pipeline to the Kinneil Terminal in Scotland. Gas is exported via the Frigg system to the St. Fergus Gas Terminal in northeast Scotland. Our share of production in 2012 was 69,300 boe/d.

Scott/Telford

The Scott field began producing in 1993, while Telford was tied back to the Scott platform and came on stream in 1996. Telford production is produced through subsea wells tied back to the Scott platform. Oil is delivered to the third-party Kinneil Terminal in Scotland via the Forties pipeline, while gas is exported via the SAGE pipeline to the St. Fergus Gas Terminal in northeast Scotland. The TAC Telford development well was tied into the Scott platform in 2012. The nearby Rochelle gas field is planned to be tied back to the Scott platform in 2013. Scott/Telford produced 13,800 boe/d (net to us) in 2012.

Ettrick/Blackbird

Ettrick is a producing field originally discovered in 1981 and brought on stream in 2009. Oil and gas from Ettrick is produced through subsea wells tied back to a leased FPSO. The FPSO is designed to handle 30,000 bbls/d of oil and 35 mmcf/d of gas. The produced oil is offloaded from the FPSO onto tankers and typically delivered to ports in the North Sea. Gas is exported via the SAGE pipeline to the St. Fergus Gas Terminal in northeast Scotland. Production from the nearby Blackbird field came on stream late in 2011 and is produced through the Ettrick FPSO. Our share of production from Ettrick/Blackbird in 2012 was 15,900 boe/d.

Golden Eagle

In 2007, we made a discovery at Golden Eagle, followed by Peregrine (formerly Pink) in 2008 and Hobby in 2009. We refer to these three discoveries as the Golden Eagle area and hold a 36.5% operated interest. Since the original discovery, we successfully completed a comprehensive appraisal program, which included drilling nine appraisal wells, two drill-stem tests and one injection test. In 2011, we completed the appraisal work, sanctioned the development plan and received government approval. The Golden Eagle development will include a two-platform stand-alone facility with production capacity of about 70,000 boe/d (26,000 boe/d net to us) at full rates. In 2012, we progressed platform fabrication and construction is on-time and on-budget. Development drilling in the field is expected to start in late 2013.

Exploration

We hold approximately 70 blocks in the UK North Sea. We continue to actively explore the basin and hold several undeveloped discoveries on operated blocks near the Scott and Buzzard facilities as follows:

Field	Interest (%)	Operator Status	Comments
Blackhorse	50	operated	discovery near Scott; evaluating development alternatives
Bright	80	operated	discovery near Buzzard; evaluating development alternatives
Bugle	100	operated	discovery near Scott; evaluating development alternatives
Polecat	80	operated	discovery near Buzzard; evaluating development alternatives

UNITED STATES (US) — GULF OF MEXICO

Existing production infrastructure, the potential for material discoveries and attractive fiscal terms make the deep-water Gulf of Mexico one of the world’s most prospective basins for oil and gas. While costs of deep-water exploration are typically higher, prospects generally have multiple sands and higher production rates — factors that can enhance economics. The deep-water Gulf has significant infrastructure and is near continental US markets, so discoveries can be brought on stream in reasonable time frames relative to less developed or more remote areas of the world.

Our existing Gulf of Mexico production and reserves are primarily concentrated in six deep-water and three shallow-water (shelf) areas. Our oil and natural gas production is transported to the continental US for sale via third-party pipelines and infrastructure. Our share of production in the Gulf of Mexico in 2012 was 15,600 boe/d.

Deep Water

Most of our deep-water production comes from our 25% non-operated Longhorn field, our 100% operated Green Canyon 6/137 fields and Aspen field, and our 30% non-operated Gunnison field. Our share of 2012 deep-water production before royalties was 10,300 boe/d.

Our Longhorn property is on Mississippi Canyon Blocks 502 and 546 in 2,400 feet of water. The project is a non-operated four-well subsea tie-back to the third-party Corral platform located 19 miles north of the field. Longhorn came on stream in 2009.

Aspen is on Green Canyon Block 243 in 3,150 feet of water. The project was developed using four subsea oil wells tied back to the third-party Bullwinkle platform 16 miles away. The field began production in 2002.

Our Green Canyon field includes wells on Green Canyon 6 and Green Canyon 137 in water depths of 650 and 1,170 feet, respectively. Production from this field was suspended in September 2008 as the third-party platform that processed our oil and gas was destroyed by Hurricane Ike. Production was re-established in 2012 through a tie-back to another third-party host platform.

Gunnison is in 3,100 feet of water and includes Garden Banks blocks 667, 668 and 669. Gunnison began production in 2003 through a truss SPAR platform that can handle 40,000 bbls/d of oil and 200 mmcf/d of gas.

Shelf

Our shelf producing assets are offshore Louisiana, primarily in three 100%-owned field areas: Eugene Island 255/257, Eugene Island 258/259 and Eugene Island 295.

Exploration

We hold approximately 190 blocks in the US Gulf of Mexico. Our undeveloped deep-water discoveries include:

Well	Interest (%)	Operator Status	Comments
Appomattox	20	non-operated	discovery; continued appraisal while evaluating development options
Stampede	20	non-operated	discovery; currently progressing development plans
Vicksburg	25	non-operated	discovery; continued appraisal

In 2010, we discovered Appomattox, approximately six miles west of our Vicksburg discovery. Preliminary results indicated a significant oil discovery with the potential to extend the discovery. In 2011, results of appraisal drilling and commencement of development planning allowed us to recognize 65 mmboe of probable reserves on the south fault block, net to Nexen.

In 2012, we further appraised the south fault block and encountered oil in the northeast fault block, which added 42 mmboe of probable reserves, net to Nexen.

In 2012, we concluded negotiations with our joint venture partners for potential development of the Stampede field (formerly Knotty Head-Pony). Each partner has a 20% working interest in the project and we are progressing development plans.

OTHER INTERNATIONAL

OFFSHORE NIGERIA

In 1998, we acquired a 20% non-operated interest in Block OPL-222, which covers 448,000 acres approximately 80 km offshore Nigeria in water depths ranging from 200 to 1,200 metres. In 1998, we discovered the Ukot field and in 2002, the Usan field was discovered with seven wells confirming the presence of significant hydrocarbon accumulations. In 2007, OPL- 222 was converted to two Oil Mining Leases, OML-138 and 139. The Usan development is within OML-138.

The Usan field achieved first oil in early 2012 and produced an average of 80,500 bbls/d (16,100 net to Nexen) since start-up. Production from Usan is processed through a FPSO which has capacity of 180,000 bbls/d (36,000 bbls/d, net to us). The FPSO can store up to two million barrels of oil before being offloaded onto tankers for delivery to customers. We are actively exploring the OPL-223 Block in Nigeria, in which we hold a 20% equity interest.

As is typical in many jurisdictions, the Nigerian government is reviewing its existing petroleum fiscal terms, including those applicable to our interests, the impact of which could negatively affect the economics of our projects.

YEMEN

In Yemen, production first began at Masila on Block 14 in 1993. We operated Masila, the country’s largest oil project, for 18 years and developed strong relationships with the government and local communities. The Masila production sharing agreement (PSA) expired in 2011 and production, operations, central processing facility, main oil pipeline and export facilities were transferred to the Yemen Government. We continue to operate the East Al Hajr facility (Block 51).

The first successful exploratory well at Block 51 was drilled in 2003 and development of the block began in 2004, which included a central processing facility (CPF), gathering system and a 22 km tie-back to an oil export pipeline. Production commenced in late 2004 and approximately 69 wells are currently on stream. Oil is delivered to customers via tankers in the Gulf of Aden.

We operate Block 51, which is governed by the Block 51 PSA between the Government of Yemen and the East Al Hajr partners; The Yemen Company (TYCO) (12.5% carried working interest) and Nexen (87.5% working interest). Under the PSA, TYCO has no obligation to fund the capital or operating expenditures and, therefore, our effective interest is 100%. For purposes of accounting and reserves recognition, we treat TYCO’s 12.5% participating interest as a royalty interest. The Block 51 PSA expires in 2023.

Our production in Yemen in 2012 was 4,500 bbls/d (2,500 bbls/d after royalties).

COLOMBIA

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

In 2000, we made a discovery at Guando on the 20% non-operated Boqueron Block, and production from the Guando field began in 2001. Boqueron is in the Upper Magdalena Basin of central Colombia, approximately 100 km southwest of Bogota. Under the terms of our licence, our working interest in Guando decreased from 20% to 10% in 2009 when cumulative oil production from the field reached 60 million barrels. Our share of production in Colombia in 2012 was 1,500 bbls/d (1,400 bbls/d after royalties).

We are in the early stages of shale gas exploration in Colombia. We are currently drilling a shale gas exploration well at Karupa and results are expected in 2013.

OIL SANDS

The Athabasca oil sands deposit in northeast Alberta is a key growth area for us. We have a 7.23% investment in the Syncrude oil sands mining and upgrading operation. Our operated project at Long Lake involves integrating SAGD bitumen production with upgrading technology to produce PSC™ for sale and synthetic gas, which significantly reduces our need to purchase natural gas for SAGD operations. We also hold significant undeveloped in situ acreage.

In Situ Oil Sands

In 2001, we formed a joint venture with OPTI Canada Inc. (OPTI) to develop the Long Lake oil sands lease and several other joint venture leases using SAGD for bitumen production and proprietary OrCrude™ technology to upgrade the bitumen to PSC™. SAGD operations at Long Lake started in 2008 and we began producing PSC™ from the upgrader in 2009. Early in 2009, we acquired an additional 15% interest in the Long Lake project and other joint venture lands from OPTI, increasing our ownership level to 65%. Following the acquisition, we became operator of the entire project.

In 2011, CNOOC acquired OPTI, which included the 35% non-operated interest in the Long Lake project and joint venture lands.

SAGD AND UPGRADER INTEGRATION

The SAGD process involves drilling two parallel horizontal wells about 16 feet apart, with horizontal portions generally between 2,300 and 3,300 feet long. Steam is injected into the shallower well (the injector) where it heats the bitumen that then flows by gravity to the deeper producing well (the producer). Once the bitumen reaches the surface, the SAGD facilities remove water and add diluent to allow the bitumen to flow more easily.

At Long Lake, the OrCrude™ technology, using conventional distillation, solvent de-asphalting and thermal cracking, separates the produced bitumen into partially upgraded sour crude oil and liquid asphaltenes. By coupling the OrCrude™ process with hydrocracking and gasification technologies, the sour crude oil is upgraded to light (39° API) PSC™ and the asphaltenes are converted to a low-energy, synthetic fuel gas. This gas is used as a low-cost fuel for generating steam in the SAGD facilities and as a source of hydrogen for the hydrocracking process in the upgrader. The gas is also consumed in an 85 MW unit cogeneration plant to produce electricity for on-site use and sale to the provincial electricity grid. The energy conversion efficiency for our Long Lake upgrader is about 90%, compared to 75% for a typical bitumen-fed coker-based plant.

LONG LAKE PROJECT

The Long Lake project is located approximately 40 km southeast of Fort McMurray, Alberta and operations include steam generation and water treatment facilities, cogeneration plant, SAGD operations and an upgrader. Bitumen is produced from the McMurray reservoir using 99 well pairs located on 13 pads. Steam is generated from six once-through steam boilers and two cogeneration units.

The first several months of steam injection into a well pair largely involve heating the reservoir, followed by a ramp-up of bitumen production to peak rates over 12 to 24 months. At the start of production, steam-to-oil ratios (SORs) are high but are expected to decline as bitumen production ramps up to target rates. We expect the SOR at Long Lake will be in the range of three to four over the long term.

Initially, we expected to fill the upgrader from the first 11 pads; however, we underestimated the impact that reservoir quality would have on production rates and steam-oil ratio (SOR). We better understand the correlation between reservoir characteristics, production and SOR, based on the range of well performance we’ve experienced in the initial wells. This understanding allows us to target development in the best quality resource. It also confirms that our oil sands lands, including undeveloped areas on the Long Lake lease, contain attractive resource.

In 2012, we continued to progress our oil sands resource development strategy to accelerate increasing bitumen production for filling the Long Lake facilities. Our progress in 2012 included:

·                  maintain production from the initial 10 pads;

·                  ramp-up of pad 11;

·                  earlier than expected production at pads 12 and 13;

·                  regulatory approval for development on pads 14 and 15 and Kinosis K1A project;

·                  began drilling pads 14 and 15 at Long Lake and Kinosis K1A; and

·                  continue to process third-party sourced bitumen in the interim to enhance returns.

We expect to maintain bitumen production over the project’s life, estimated in excess of 50 years, by drilling sustaining SAGD well pairs. In 2012, we began the early stages of developing future pads in the southwest area of the Long Lake lease.

The upgrader consists of the OrCrude™ unit, air separation unit, hydro-cracker, sulphur recovery facilities and gasifier. Production design capacity for the Long Lake upgrader is approximately 60,000 bbls/d (39,000 bbls/d net to us) of PSC™. We are progressing projects to increase the operating independence between our SAGD facilities and upgrader while maintaining the benefits of integration. The facilities are currently able to import between 10,000 and 15,000 bbls/d of third-party bitumen to process into PSC™ through the upgrader when it makes sense to do so. This capacity will be reduced as our proprietary production ramps up.

In 2012, we processed about 31,100 bbls/d gross (20,200 bbls/d net to us) of proprietary and third-party bitumen through the upgrader, producing 22,900 bbls/d gross (14,900 bbls/d net to us) of PSC™. PSC™ is transported via the Athabasca Pipeline to Hardisty and sold to customers in Canada and the US.

OTHER PROJECTS

To further evaluate our Long Lake, Kinosis, Leismer and Cottonwood leases for future development, a three-year winter drilling program was initiated in 2012. This program supports our sustaining development activities to keep the Long Lake facilities full and to begin developing our other in situ leases.

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

The high quality of Syncrude’s synthetic crude oil allows it to be sold at prices approximating WTI. In 2012, about 45% of the synthetic crude oil was sold to refineries in Eastern Canada, 40% to those in the mid-western United States and the remaining 15% was sold to refineries in the Edmonton area. Electricity is provided to Syncrude from two generating plants on site: a 270 MW plant and an 80 MW plant.

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

SHALE GAS

As part of our growth strategy in unconventional Canadian resource plays, we have accumulated over 300,000 gross acres (180,000 net to us) of prospective shale gas lands in northeast British Columbia. Shale gas is natural gas produced from reservoirs composed of organic shale. The gas is stored in pore spaces and fractures, or absorbed into organic matter. Recent advances in drilling and completion technology have allowed companies to access this considerable potential resource.

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

Our Canadian production (excluding the Athabasca oil sands) is comprised of unconventional shale gas assets in northeast British Columbia and conventional producing natural gas and coalbed methane (CBM) properties in Alberta and Saskatchewan.

Northeast British Columbia

We hold approximately 300,000 gross acres (180,000 net to us) in the Horn River, Cordova and Liard basins in northeast British Columbia. These basins are significant shale gas plays with high resource density and excellent well productivity. In August 2012, we closed a joint venture agreement to sell a 40% interest in our northeast British Columbia shale gas assets.

Our production is currently generated in the Horn River basin. In addition to our eight-well pad completed in 2010 and nine-well pad completed in 2011, we completed an 18-well pad with first production coming on stream mid-2012. Field processing capacity was expanded in 2012 from approximately 50 to 175 mmcf/d. Current operations are produced from 40 horizontal wells via pad developments, which minimize surface disturbances. Natural gas is compressed and dehydrated with in-field facilities before export to final treating facilities via pipelines. We hold long-term take or pay capacity on the third-party pipelines and facilities.

Primary tenure in the Horn River basin is four years and drilling activity and extensions can increase this up to 18 years. Our drilling activity to date has secured tenure for 10 years on all of our Horn River lands with extensions available of up to another three years. With the tenure secured, we are able to control the pace of field development during periods of low gas prices.

We are conducting exploration drilling programs on our leases in the Cordova and Liard basins.

Limited gas pipeline infrastructure and processing capacity in northeast British Columbia could potentially constrain early development of the play. To ensure sufficient gathering, processing and transportation capacity for our development programs, we contracted gas pipeline capacity and associated treating capacity at the Spectra-operated Fort Nelson plant. We also entered into additional agreements that allow us to participate in regional infrastructure expansion projects.

Other Canada

Conventional natural gas properties in Alberta and Saskatchewan account for 31% of our 2012 Canadian natural gas production. This production is primarily generated from our Medicine Hat/Hatton conventional fields. These properties are mature but have low decline rates and numerous infill drilling opportunities. Our future investment here is limited as a result of low natural gas prices.

Approximately 26% of our 2012 Canadian natural gas was produced from our CBM developments in the Fort Assiniboine area of central Alberta. We began commercial operations in the Upper Mannville coals in 2005 and progressively developed opportunities on our land base with horizontal well technology. We have limited activity planned here for the future as a result of low natural gas prices.

Other International

During 2011, we entered into a joint venture agreement to explore ten concessions in Poland’s Paleozoic shale play. We acquired a 40% non-operated working interest in the concessions, which encompass more than two million acres. This opportunity provides potential shale gas exploration exposure close to European gas markets where prices are higher than in North America.

ENERGY MARKETING

Our energy marketing group’s primary focus is to market Nexen’s proprietary crude oil and natural gas production. We also engage in market optimization activities including the purchase and sale of third-party production which provides us with additional market intelligence and opportunities in order to obtain competitive pricing for our proprietary volumes. Our team leverages regional knowledge and holds capacity on key North American infrastructure, including the Trans Mountain pipeline system to the west coast in Canada. In addition to physical marketing, we take advantage of quality, time and location spreads to generate returns. We also use financial contracts, including futures, forwards, swaps and options to manage our business. Results of these activities are included in Corporate and Other.

RESERVES, PRODUCTION AND RELATED INFORMATION

Nexen prepares and discloses reserves estimates and other information in accordance with National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (NI 51-101) based on its current expectations of the future. Assuming closing of the transaction, as described on page 1, future activities of the Company will be directed by CNOOC.

In order to provide comparability to non-Canadian oil and gas companies, we also prepared reserves estimates and related information in accordance with SEC requirements, which are included in Appendix B of this AIF. Refer to the Special Note to Investors on page 33 for an explanation of differences between reserves estimates prepared under NI 51-101 and SEC requirements.

Nexen has not filed with nor included in reports to any Canadian or United States federal authority or agency any estimates of its total proved oil or gas reserves since the beginning of 2012.

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

We believe these factors and assumptions are reasonable based on the information available to us at the time we prepared our estimates. However, there is no guarantee that the estimated reserves will be recovered and these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. For more information as to the risks involved in the recovery of oil and gas, see “Risk Factors” on pages 37 to 46 of this AIF.

Our estimates of reserves and future net revenue are based on internal evaluations. Reserves estimates for each property are prepared at least annually by the property’s reservoir engineer and geoscientists, and by divisional management familiar with the property. Our internal reserves evaluation staff consists of over 180 individuals in multifunctional teams with relevant experience in reserves evaluation, engineering and geoscience, and over 135 of these individuals are qualified reserves evaluators for the purposes of NI 51-101. These individuals are dedicated to the development and operations of the properties evaluated and have a thorough knowledge of them. We support the technical staff with up-to-date tools for geological mapping, seismic interpretation, reservoir simulation and other technical analysis. Our reserves processes are designed to use all available information to provide accurate estimates for internal business needs and external reporting requirements. Due to the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe the reliability of our internally generated estimates of reserves and future net revenue is not materially less than would be generated by an independent qualified reserves evaluator.

Our internal qualified reserves evaluator (IQRE) is responsible for the reserves data and related disclosures. This position, required under NI 51-101, was appointed by the board in December 2003. The IQRE is a professional engineer and meets all professional and statutory requirements in regards to experience, education and professional membership associated with the role. With over 30 years of experience, the IQRE has an in-depth knowledge of reserves estimation techniques and professional guidelines, and with Canadian and SEC reserves regulations and related reporting requirements. The IQRE’s primary duty includes assessing whether the reserves estimates and related disclosures have been prepared in accordance with applicable regulatory requirements.

Although we have received an exemption from the NI 51-101 requirements to have our reserves estimates independently assessed, our policy is to have at least 80% of our NI 51-101 reserves estimates either evaluated or audited annually by independent qualified reserves consultants. The section entitled “Independent Reserves Evaluation” on pages 30 to 31 of the AIF describes the nature and scope of the work performed by the independent consultants and their opinions from performing this work.

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

Reserves Estimates

The reserves data set forth on the following pages summarizes our crude oil and natural gas reserves and the net present value of the future net revenue for the reserves using forecast prices and costs. The information has been prepared in accordance with the requirements of NI 51-101. The estimates and other information has an effective date of December 31, 2012 and was prepared on February 24, 2013.

Readers should review the definitions and information contained in the “Definitions” section on pages 31 to 32 in conjunction with the following tables and notes.

Figures in this statement have been rounded to the nearest 1 mmbbls or 1 bcf. As a result, some columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES AS AT DECEMBER 31, 2012

Forecast prices and Costs

	Total		Synthetic Oil		Bitumen		Light and Medium Oil		Natural Gas		CBM		Shale Gas
	(mmboe)		(mmbbls)		(mmbbls)		(mmbbls)		(bcf)		(bcf)		(bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada
Proved Developed Producing	253	222	214	186	—	—	—	—	77	72	36	33	118	114
Proved Developed Non-Producing	6	6	4	4	—	—	—	—	11	10	—	—	—	—
Proved Undeveloped	428	374	416	362	—	—	—	—	—	—	—	—	71	69
Total Proved	687	602	634	552	—	—	—	—	88	82	36	33	189	183
Probable	987	807	296	241	609	490	—	—	23	21	12	11	452	427
Total Proved Plus Probable	1,674	1,409	930	793	609	490	—	—	111	103	48	44	641	610

United Kingdom
Proved Developed Producing	134	134	—	—	—	—	130	130	31	31	—	—	—	—
Proved Developed Non-Producing	1	1	—	—	—	—	1	1	—	—	—	—	—	—
Proved Undeveloped	52	52	—	—	—	—	46	46	35	35	—	—	—	—
Total Proved	187	187	—	—	—	—	177	177	66	66	—	—	—	—
Probable	93	93	—	—	—	—	86	86	39	39	—	—	—	—
Total Proved Plus Probable	280	280	—	—	—	—	263	263	105	105	—	—	—	—

United States
Proved Developed Producing	12	11	—	—	—	—	6	6	34	28	—	—	—	—
Proved Developed Non-Producing	5	5	—	—	—	—	4	4	8	7	—	—	—	—
Proved Undeveloped	7	6	—	—	—	—	3	2	23	22	—	—	—	—
Total Proved	24	22	—	—	—	—	13	12	65	57	—	—	—	—
Probable	181	157	—	—	—	—	166	143	95	83	—	—	—	—
Total Proved Plus Probable	205	179	—	—	—	—	179	155	160	140	—	—	—	—

Other [1]
Proved Developed Producing	21	18	—	—	—	—	21	18	—	—	—	—	—	—
Proved Developed Non-Producing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proved Undeveloped	15	13	—	—	—	—	15	13	—	—	—	—	—	—
Total Proved	36	31	—	—	—	—	36	31	—	—	—	—	—	—
Probable	31	26	—	—	—	—	31	26	—	—	—	—	—	—
Total Proved Plus Probable	67	57	—	—	—	—	67	57	—	—	—	—	—	—

Total Company
Proved Developed Producing	420	385	214	186	—	—	157	154	142	131	36	33	118	114
Proved Developed Non-Producing	12	12	4	4	—	—	5	5	19	17	—	—	—	—
Proved Undeveloped	502	445	416	362	—	—	64	61	58	57	—	—	71	69
Total Proved	934	842	634	552	—	—	226	220	219	205	36	33	189	183
Probable	1,292	1,083	296	241	609	490	283	255	157	143	12	11	452	427
Total Proved Plus Probable	2,226	1,925	930	793	609	490	509	475	376	348	48	44	641	610

(1)   Other includes Yemen, Nigeria and Colombia.

At December 31, 2012, our proved plus probable reserves estimates were approximately 2.2 billion boe, of which 0.9 billion boe are proved and 1.3 billion boe are probable.

About 70% of our proved plus probable reserves relate to our Canadian oil sands properties. The synthetic oil reserves relate to our Long Lake and Kinosis K1A projects (referred to as Long Lake/K1A) and our non-operated interest in Syncrude. These reserves reflect bitumen which is upgraded on site into synthetic oil and are expected to be developed and produced through the existing upgrader facilities over the next 50 years. Our Kinosis K1A lands, a subset of the original Kinosis lease, will be developed in conjunction with Long Lake. The bitumen reserves relate to the remaining Kinosis lands (referred to as Kinosis) and the Hangingstone property. Project planning at Kinosis and Hangingstone is underway.

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

RECONCILIATION OF CHANGES IN RESERVES

The following table provides a reconciliation of Nexen’s total proved, probable and proved plus probable reserves (before royalties) for the year ended December 31, 2012 using forecast prices and costs.

GROSS RESERVES (NEXEN RESERVES BEFORE ROYALTIES)

	Total	Canada
		Synthetic Oil Syncrude	Synthetic Oil In Situ	Bitumen [1] In Situ	Natural Gas	CBM	Shale Gas
(Before Royalties)	(mmboe)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(bcf)	(bcf)
Total Proved Reserves
December 31, 2011	1,008	324	319	—	128	69	319
Discoveries	1	—	—	—	—	—	—
Extensions and Improved Recovery	22	8	7	—	—	—	—
Technical Revisions	2	—	(10)	—	(19)	(11)	13
Economic Factors	(8)	—	—	—	(7)	(11)	(2)
Dispositions	(20)	—	—	—	—	—	(122)
Production	(71)	(8)	(6)	—	(14)	(11)	(19)
December 31, 2012	934	324	310	—	88	36	189
Total Probable Reserves
December 31, 2011	1,298	46	231	661	33	24	742
Discoveries	102	—	—	—	—	—	—
Extensions and Improved Recovery	55	8	41	—	—	—	—
Technical Revisions	(37)	—	(30)	(3)	(6)	(8)	(5)
Conversions [3]	(35)	(8)	—	—	—	—	(13)
Economic Factors	(42)	—	8	(49)	(4)	(4)	24
Dispositions	(49)	—	—	—	—	—	(296)
December 31, 2012	1,292	46	250	609	23	12	452
Total Proved Plus Probable Reserves
December 31, 2011	2,306	370	550	661	161	93	1,061
Discoveries	103	—	—	—	—	—	—
Extensions and Improved Recovery	77	16	48	—	—	—	—
Technical Revisions	(35)	—	(40)	(3)	(24)	(19)	8
Conversions [3]	(35)	(8)	—	—	—	—	(13)
Economic Factors	(50)	—	8	(49)	(12)	(15)	22
Dispositions	(69)	—	—	—	—	—	(418)
Production	(71)	(8)	(6)	—	(14)	(11)	(19)
December 31, 2012	2,226	370	560	609	111	48	641

GROSS RESERVES (NEXEN RESERVES BEFORE ROYALTIES) continued

	United Kingdom		United States		Other [2]
	Light and Medium Oil	Natural Gas	Light and Medium Oil	Natural Gas	Light and Medium Oil
(Before Royalties)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)
Total Proved Reserves
December 31, 2011	191	65	16	106	43
Discoveries	1	—	—	—	—
Extensions and Improved Recovery	3	1	—	—	4
Technical Revisions	18	14	—	(12)	(3)
Economic Factors	(3)	—	—	(12)	—
Dispositions	—	—	—	—	—
Production	(33)	(14)	(3)	(17)	(8)
December 31, 2012	177	66	13	65	36
Total Probable Reserves
December 31, 2011	98	41	65	101	39
Discoveries	—	—	101	7	—
Extensions and Improved Recovery	6	1	—	—	—
Technical Revisions	—	9	—	2	(2)
Conversions [3]	(18)	(12)	—	(10)	(4)
Economic Factors	—	—	—	(5)	(2)
Dispositions	—	—	—	—	—
December 31, 2012	86	39	166	95	31
Total Proved Plus Probable Reserves
December 31, 2011	289	106	81	207	82
Discoveries	1	—	101	7	—
Extensions and Improved Recovery	9	1	—	—	4
Technical Revisions	17	23	—	(10)	(5)
Conversions [3]	(17)	(12)	—	(10)	(4)
Economic Factors	(3)	1	—	(17)	(2)
Dispositions	—	—	—	—	—
Production	(33)	(14)	(3)	(17)	(8)
December 31, 2012	263	105	179	160	67

(1)         Includes reserves for which there are no definitive plans for upgrading at this time.

(2)         Other includes Yemen, Nigeria and Colombia.

(3)         Technical revisions.

PROVED RESERVES

During the year, proved reserves decreased 74 mmboe primarily as a result of production. Net additions and revisions were largely offset by the sale of Canadian shale gas reserves.

Extensions and improved recovery primarily relate to additions at Syncrude, recognition of additional Long Lake acreage delineated through core hole drilling, additional Buzzard well locations and extension of the Usan reservoir using demonstrated seismic-based technology.

Technical revisions resulted in a 2 mmboe net addition. The additions are primarily related to positive performance at our properties in the UK North Sea, and Block 51 in Yemen. These additions were partially offset by negative revisions at Long Lake/K1A primarily related to mapping updates as a result of our core hole drilling program. At Usan and US deep-water, the negative revisions are performance-related. At our Canada gas properties, negative revisions are caused by reduced well maintenance programs as a result of low gas prices.

Economic factors were primarily caused by lower future gas prices and operating cost increases.

Dispositions relate to the sale of a 40% interest through a joint venture arrangement in our Canadian shale gas properties in northeast British Columbia.

PROBABLE RESERVES

Probable reserves were consistent with last year. The sale of Canadian shale gas reserves and conversions to proved reserves were offset by additions related to projects in the US Gulf of Mexico and changes to oil sands reserves.

Discoveries of 102 mmboe primarily relate to probable reserve additions in the US Gulf of Mexico.

Extensions and improved recovery of 55 mmboe primarily relate to additional delineation work for our Long Lake/K1A leases.

Technical revisions reduced probable reserves 37 mmboe and primarily reflect reduced oil-in-place expectations from the core hole drilling program at Long Lake/K1A.

Conversions reflect probable reserves that were converted to proved reserves as a result of increased expectations of producing the reserves based on advancement of development plans, positive production performance and/or drilling results.

Economic factors relate almost entirely to Kinosis where delays in our future development plans for bitumen projects reduced the amount of bitumen expected to be produced over a 50-year production period.

Dispositions relate to the sale of a 40% interest in our Canadian shale gas assets in northeast British Columbia.

UNDEVELOPED RESERVES

The following table discloses volumes of proved undeveloped and probable undeveloped reserves that were first attributed in the last three years.

	Proved Undeveloped (Before Royalties)
	2010 [1]		2011		2012
	First Attributed	Booked at Year-End	First Attributed	Booked at Year-End	First Attributed	Booked at Year-End
Synthetic Oil — In Situ (mmbbls)	3	266	93	284	7	279
Synthetic Oil — Syncrude (mmbbls)	7	123	8	131	8	137
Bitumen (mmbbls)	—	—	—	—	—	—
Light and Medium Oil (mmbbls)	38	100	1	70	7	64
Shale Gas (bcf)	103	103	129	225	—	71
Natural Gas (bcf)	32	81	7	57	1	58
CBM (bcf)	12	13	—	7	—	—
Total (mmboe)	73	522	125	533	22	502

	Probable Undeveloped (Before Royalties)
	2010[1]		2011		2012
	First Attributed	Booked at Year-End	First Attributed	Booked at Year-End	First Attributed	Booked at Year-End
Synthetic Oil — In Situ (mmbbls)	—	861	—	221	41	235
Synthetic Oil — Syncrude (mmbbls)	17	46	8	46	8	46
Bitumen (mmbbls)	—	—	49	661	—	609
Light and Medium Oil (mmbbls)	7	89	67	121	108	211
Shale Gas (bcf)	19	19	656	695	—	404
Natural Gas (bcf)	20	61	43	74	8	68
CBM (bcf)	3	3	—	2	—	—
Total (mmboe)	31	1,010	241	1,178	158	1,180

(1) Reserves data is unavailable prior to 2010 when Nexen received an exemption from certain requirements of NI 51-101.

Approximately half of our proved reserves are undeveloped at December 31, 2012. More than 80% of these proved undeveloped reserves (PUDs) are located on our oil sands properties at Long Lake/K1A and Syncrude which will be developed as we need bitumen feedstock to supply the upgraders during their expected lives. Other PUDs relate to ongoing development activity in the UK North Sea at Buzzard, Golden Eagle, Rochelle and Telford, in Canada at our Horn River shale gas properties, in Nigeria at Usan, and in the US Gulf of Mexico.

The synthetic oil in situ PUDs relate to reserves needed to supply the Long Lake upgrader over its expected life. They are expected to be converted to proved developed reserves over the next 29 years as we drill additional SAGD wells at Long Lake/K1A to offset declines from the initial wells. These wells were part of the initial field development plan and included in the project investment decision. The Syncrude synthetic oil PUDs relate to Syncrude’s Aurora South mine. The mine is included in the Syncrude development plan and was contemplated in the project investment decision relating to the Stage 3 expansion completed in 2005.

We do not consider this mine to be developed as the extraction equipment required to access the reserves has not yet been moved to the mine site. We are proceeding with planning for the development of the mine and other mining leases and expect to commence construction in five to six years. The Aurora South mine PUDs of 137 mmbbls are expected to be converted to proved developed reserves in eight to ten years.

Our light and medium oil PUDs are primarily located in the UK North Sea, offshore Nigeria and the US Gulf of Mexico. In the UK North Sea, 46 mmbbls of light and medium oil PUDs primarily relate to development projects underway at Golden Eagle, Rochelle, Solitaire and Peregrine, and ongoing development of the Buzzard and Ettrick fields. We have 15 mmbbls of PUDs at our offshore Nigeria property, which are expected to be converted to proved developed reserves over the next three years as development drilling is completed. The remaining PUDs are located in the US Gulf of Mexico.

Our shale gas PUDs are reserves related to development of one 20-well pad we are currently drilling at Horn River in northeast British Columbia.

Our natural gas PUDs are located in the UK North Sea and US Gulf of Mexico, and connected to our light and medium oil projects.

We expect to convert all of our PUDs to proved developed in the next four years except at Long Lake/K1A and Syncrude, which are expected to be converted to developed as required to keep the upgraders full for the next 35 years.

We expect our ongoing exploration and development activities will continue to add new PUDs.

The majority of our probable reserves are undeveloped and primarily reflect incremental synthetic oil reserves related to future drilling to keep the Long Lake upgrader full for 50 years, expected SAGD development of the bitumen resource at Kinosis and Hangingstone, and extension of the plant life and expected higher future yields at Syncrude. The remaining probable undeveloped reserves relate to ongoing pad development of Horn River, discoveries in the Gulf of Mexico, discoveries offshore Nigeria and other projects. These probable reserves will typically be developed in conjunction with proved reserves, but can take longer periods to develop. We expect these remaining probable undeveloped reserves will be developed over the next ten years.

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

NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES

AS AT DECEMBER 31, 2012

Forecast Prices and Costs

	Before Income Taxes Discounted at (%/Year) (Cdn$ millions)					Unit Value Before Tax[1] Discounted at 10%
	0%	5%	10%	15%	20%	($/boe)
Proved
Canada
Proved Developed Producing	8,726	5,037	3,321	2,413	1,878	14.92
Proved Developed Non-Producing	68	51	31	13	(2)	5.19
Proved Undeveloped	14,025	4,457	1,349	146	(389)	3.61
	22,819	9,545	4,701	2,572	1,487	7.80
United Kingdom
Proved Developed Producing	8,832	7,828	7,018	6,371	5,849	52.37
Proved Developed Non-Producing	73	58	48	41	37	55.00
Proved Undeveloped	2,210	1,884	1,548	1,265	1,036	29.76
	11,115	9,770	8,614	7,677	6,922	46.09
United States
Proved Developed Producing	(153)	(75)	(25)	7	29	(2.40)
Proved Developed Non-Producing	253	207	172	145	123	37.29
Proved Undeveloped	171	131	101	79	63	16.56
	271	263	248	231	215	11.61
Other Countries [2]
Proved Developed Producing	1,020	957	899	847	800	49.85
Proved Developed Non-Producing	—	—	—	—	—	—
Proved Undeveloped	935	805	698	609	533	54.78
	1,955	1,762	1,597	1,456	1,333	51.89
Total Company
Proved Developed Producing	18,425	13,747	11,213	9,638	8,556	29.10
Proved Developed Non-Producing	394	316	251	199	158	21.96
Proved Undeveloped	17,341	7,277	3,696	2,099	1,243	8.31
Total Proved	36,160	21,340	15,160	11,936	9,957	18.02

Probable
Canada	34,181	9,515	3,468	1,417	538	4.29
United Kingdom	7,740	5,873	4,640	3,801	3,203	50.13
United States	10,627	5,469	2,908	1,557	806	18.52
Other Countries [2]	1,175	788	550	396	293	21.27
Total Probable	53,723	21,645	11,566	7,171	4,840	10.68

Proved Plus Probable
Canada	57,001	19,060	8,169	3,989	2,025	5.79
United Kingdom	18,854	15,643	13,255	11,478	10,125	47.42
United States	10,897	5,732	3,156	1,788	1,021	17.69
Other Countries [2]	3,131	2,550	2,146	1,851	1,626	37.91
Total Proved Plus Probable	89,883	42,985	26,726	19,106	14,797	13.88

(1)   The unit values are based on net reserve volumes.

(2)   Represents reserves in Yemen, Nigeria and Colombia.

NET PRESENT VALUE OF FUTURE NET REVENUE AFTER INCOME TAXES

AS AT DECEMBER 31, 2012

Forecast Prices and Costs

	After Income Taxes Discounted at (%/Year) [1] (Cdn$ millions)
	0%	5%	10%	15%	20%
Proved
Canada
Proved Developed Producing	8,726	5,037	3,321	2,413	1,878
Proved Developed Non-Producing	68	51	31	13	(2)
Proved Undeveloped	10,800	3,482	1,020	25	(437)
	19,594	8,570	4,372	2,451	1,439
United Kingdom
Proved Developed Producing	3,201	2,880	2,603	2,374	2,187
Proved Developed Non-Producing	27	22	18	15	14
Proved Undeveloped	798	701	583	480	394
	4,026	3,603	3,204	2,869	2,595
United States
Proved Developed Producing	(153)	(75)	(25)	7	29
Proved Developed Non-Producing	253	207	172	145	123
Proved Undeveloped	171	130	101	79	63
	271	262	248	231	215
Other Countries [2]
Proved Developed Producing	999	937	881	829	783
Proved Developed Non-Producing	—	—	—	—	—
Proved Undeveloped	935	805	697	609	533
	1,934	1,742	1,578	1,438	1,316
Total Company
Proved Developed Producing	12,773	8,779	6,780	5,623	4,877
Proved Developed Non-Producing	348	280	221	173	135
Proved Undeveloped	12,704	5,118	2,401	1,193	553
Total Proved	25,825	14,177	9,402	6,989	5,565

Probable
Canada	25,369	7,057	2,568	1,022	344
United Kingdom	2,921	2,240	1,776	1,457	1,229
United States	7,101	3,719	1,963	1,013	477
Other Countries [2]	1,079	725	505	364	268
Total Probable	36,470	13,741	6,812	3,856	2,318

Proved Plus Probable
Canada	44,963	15,627	6,939	3,473	1,783
United Kingdom	6,948	5,843	4,981	4,326	3,824
United States	7,372	3,982	2,211	1,244	692
Other Countries [2]	3,012	2,467	2,083	1,801	1,584
Total Proved Plus Probable	62,295	27,919	16,214	10,844	7,883

(1)         We have estimated the after-tax net present value after including the existing tax positions at a corporate level of aggregation. As a result, our after tax economics are not estimated on a project stand-alone basis and therefore the valuation of individual properties on a stand-alone basis may differ significantly from our estimates. We also have not included costs related to corporate activities such as financing and corporate G&A associated with administration and planning activities.

(2)   Represents reserves in Yemen, Nigeria and Colombia.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS AT DECEMBER 31, 2012

Forecast Prices and Costs

(Cdn$ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved Reserves
Canada	85,568	11,612	43,882	6,455	800	22,819	3,225	19,594
United Kingdom	19,455	18	5,486	1,192	1,644	11,115	7,089	4,026
United States	1,621	178	407	214	551	271	—	271
Other [1]	3,674	513	822	243	141	1,955	21	1,934
Total	110,318	12,321	50,597	8,104	3,136	36,160	10,335	25,825
Proved Plus Probable Reserves
Canada	206,410	34,069	91,863	22,017	1,460	57,001	12,038	44,963
United Kingdom	29,506	31	7,465	1,347	1,809	18,854	11,906	6,948
United States	21,926	3,032	2,990	3,709	1,298	10,897	3,525	7,372
Other [1]	7,207	1,222	1,134	1,469	251	3,131	119	3,012
Total	265,049	38,354	103,452	28,542	4,818	89,883	27,588	62,295

(1)   Represents reserves in Yemen, Nigeria and Colombia.

TOTAL FUTURE NET REVENUE BY PRODUCT GROUP AS AT DECEMBER 31, 2012

Forecast Prices and Costs

	Future Net Revenue Before Income Taxes (discounted at 10%/year)	Unit Value Before Income Taxes [1] (discounted at 10%/year)
	(Cdn$ millions)	($/bbl)	($/mcf)
Proved Reserves
Light and Medium Oil [2]	10,234	44.60	—
Synthetic Oil	4,597	8.32	—
Natural Gas	235	—	1.69
Shale Gas	70	—	0.38
CBM	24	—	0.73
Proved Plus Probable Reserves
Light and Medium Oil [2]	18,072	36.79	—
Synthetic Oil	6,635	8.35	—
Bitumen	1,343	13.54	—
Natural Gas	531	—	2.18
Shale Gas	107	—	0.18
CBM	38	—	0.87

(1)   Unit values are based upon net reserves volumes.

(2)   Including solution gas and other by-products.

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

PRICING AND INFLATION RATE ASSUMPTIONS AS AT DECEMBER 31, 2012

Forecast Prices and Costs

	Light and Medium Oil			Synthetic Crude Oil	Natural Gas			Inflation Rates	Exchange Rate
	WTI Cushing Oklahoma	Brent	Vasconia	MSW Edmonton	Henry Hub Gas Price	National Balancing Pt	AECO Gas Price
Year	(US$/bbl)	(US$/bbl)	(US$/bbl)	(Cdn$/bbl)	(US$/mmbtu)	(£/therm)	(Cdn$/GJ)	%/Year	(US$/Cdn$)
Historical
2012	94.20	111.99	106.29	86.98	2.82	0.59	2.28	n/a	1.00
Forecast
2013	91	107	103	90	4.00	0.60	3.40	2.0	1.00
2014	92	104	100	91	4.35	0.65	3.75	2.0	1.00
2015	94	102	98	93	4.75	0.65	4.15	2.0	1.00
2016	99	104	100	99	5.30	0.70	4.60	2.0	1.00
2017	102	104	100	101	5.75	0.70	5.00	2.0	1.00
Thereafter	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	2% infl.	1.00

The forecast price and cost assumptions assume the continuance of current laws and regulations. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. These assumptions may differ from internal assumptions that are used for project economics and planning purposes.

Weighted average realized prices for the year ended December 31, 2012 are summarized in the section entitled Production History on pages 29 to 30.

SUMMARY OF OIL AND GAS FUTURE DEVELOPMENT COSTS AS AT DECEMBER 31, 2012

Forecast Prices and Costs

	Total Proved Reserves					Total Proved Plus Probable Reserves
Cdn$ millions	Canada	United Kingdom	United States	Other	Total	Canada	United Kingdom	United States	Other	Total
2013	816	572	7	232	1,627	975	638	78	301	1,992
2014	418	425	44	5	892	1,025	513	356	175	2,069
2015	376	138	1	3	518	1,263	138	477	151	2,029
2016	248	57	157	3	465	877	58	781	108	1,824
2017	279	—	1	—	280	619	—	672	48	1,339
Thereafter	4,318	—	4	—	4,322	17,258	—	1,345	686	19,289
Total (undiscounted)	6,455	1,192	214	243	8,104	22,017	1,347	3,709	1,469	28,542

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

Other Oil and Gas Information

PRODUCING AND NON-PRODUCING WELLS

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2012.

	Oil		Gas		Total
(number of wells)	Gross	Net	Gross	Net	Gross	Net
Producing Wells
United Kingdom	67	34	—	—	67	34
Canada — Alberta	19	8	1,265	1,059	1,284	1,067
Canada — British Columbia	—	—	46	27	46	27
Canada — Saskatchewan	—	—	1,280	1,218	1,280	1,218
Canada — Oil Sands	103	66	—	—	103	66
US — Louisiana	34	31	23	20	57	51
US — Texas	23	3	7	1	30	4
Yemen	54	54	—	—	54	54
Colombia	113	11	—	—	113	11
Nigeria	10	2	—	—	10	2
Total	423	209	2,621	2,325	3,044	2,534
Non-Producing Wells
United Kingdom	12	6	—	—	12	6
Canada — Alberta	1	1	469	335	470	336
Canada — British Columbia	—	—	22	13	22	13
Canada — Saskatchewan	—	—	48	46	48	46
Canada — Oil Sands	16	10	21	14	37	24
US — Louisiana	68	62	54	48	122	110
US — Texas	20	1	27	2	47	3
Yemen	46	46	1	1	47	47
Nigeria	25	5	—	—	25	5
Total	188	132	644	461	832	592

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table sets out the unproved properties in which we have an interest for which we have no attributed reserves, as at December 31, 2012.

(thousands of acres)	Gross	Net	To Expire Within One Year [1]
United Kingdom	1,563	960	272
Canada	1,612	733	31
United States	1,167	520	56
Yemen [2]	511	511	—
Colombia [3]	1,617	1,531	—
Nigeria [2,4]	230	46	—
Poland	2,258	903	798
Total	8,958	5,203	1,157

(1)         Net acres of unproved properties for which we expect our rights to explore, develop and exploit to expire within one year.

(2)   The acreage is covered by production sharing contracts.

(3)   The acreage is covered by an association contract.

(4)   The acreage is covered by joint venture agreements.

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

The practice of requiring companies to pledge to carry out work commitments such as seismic acquisition, geophysical studies or exploration drilling in exchange for property exploration and development rights is common particularly in undeveloped or unexplored areas. We estimate work commitments of about $180 million to retain the related properties located in offshore UK, offshore USA and Colombia over the next three years. We continue to assess and, if warranted, explore these lands prior to their expiry. There are no significant factors or uncertainties associated with the economic viability and development of these properties other than those discussed generally in the “Risk Factors” section on pages 37 to 46 of this AIF.

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

As of December 31, 2012, our expected undiscounted A&R costs are $3,136 million ($1,731 million, discounted at 10%) for proved reserves, including $232 million of costs to be incurred within the next three financial years. These costs relate to approximately 3,126 existing net wells and additional wells planned to be drilled in the future to access proved reserves.

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

TAX HORIZON

We are currently cash taxable in the UK, Yemen and Colombia. In Canada, the US and Nigeria, our estimated tax horizon is beyond five years.

COSTS INCURRED

The following table summarizes the costs incurred in our oil and gas activities for the year ended December 31, 2012.

		Oil and Gas
(Cdn$ millions)	Total Oil and Gas	Canada	United Kingdom	United States	Other [1]
Year Ended December 31, 2012
Property Acquisition Costs
Proved	—	—	—	—	—
Unproved	12	—	—	12	—
Exploration Costs	752	153	202	255	142
Development Costs	2,732	1,229	1,003	156	344
Total Costs Incurred [2]	3,496	1,382	1,205	423	486

(1)   Represents costs incurred in Yemen, Nigeria, Poland and Colombia, and recovery of previously expensed exploration costs in Norway.

(2)         Total costs incurred include asset retirement costs of $424 million and excludes costs related to energy marketing, corporate and other of $52 million.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the gross and net exploratory and development wells that were completed during 2012.

	Exploratory Wells
	Oil Wells		Gas Wells		Service Wells [1]		Stratigraphic Wells		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	—	—	—	—	—	—	—	—	4.0	2.3	4.0	2.3
Canada	—	—	1.0	1.0	—	—	—	—	—	—	1.0	1.0
United States	2.0	0.4	—	—	—	—	—	—	1.0	0.5	3.0	0.9
Other [2]	2.0	0.3	7.0	4.0	—	—	—	—	—	—	9.0	4.3
Total	4.0	0.7	8.0	5.0	—	—	—	—	5.0	2.9	17.0	8.6

	Development Wells
	Oil Wells		Gas Wells		Service Wells [1]		Stratigraphic Wells		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	2.0	0.9	—	—	2.0	1.7	—	—	1.0	0.4	5.0	3.0
Canada	11.0	7.1	18.0	10.8	48.0	29.6	199.0	117.3	—	—	276.0	164.9
United States	—	—	—	—	—	—	—	—	—	—	—	—
Other [2]	4.0	0.7	—	—	6.0	1.2	—	—	—	—	10.0	1.8
Total	17.0	8.7	18.0	10.8	56.0	32.5	199.0	117.3	1.0	0.4	291.0	169.7

	Total Wells
	Oil Wells		Gas Wells		Service Wells [1]		Stratigraphic Wells		Dry Holes		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
United Kingdom	2.0	0.9	—	—	2.0	1.7	—	—	5.0	2.8	9.0	5.3
Canada	11.0	7.2	19.0	11.8	48.0	29.6	199.0	117.3	—	—	277.0	165.9
United States	2.0	0.4	—	—	—	—	—	—	1.0	0.5	3.0	0.9
Other [2]	6.0	1.0	7.0	4.0	6.0	1.2	—	—	—	—	19.0	6.2
Total	21.0	9.4	26.0	15.8	56.0	32.5	199.0	117.3	6.0	3.3	308.0	178.3

(1)   Service wells include injector wells, waste water wells and other wells not intended to produce oil and gas.

(2)   Represents activity in Yemen, Nigeria, Norway and Colombia.

PRODUCTION ESTIMATES

The following table sets out our estimated production for 2013 from our estimates of gross proved reserves and gross probable reserves.

	Total	Synthetic Oil	Light and Medium Oil				Natural Gas				CBM	Shale Gas
	(mmboe)	(mmbbls)	(mmbbls)				(bcf)				(bcf)	(bcf)
(Before Royalties)	Company	Canada	United Kingdom	United States	Other [1]	Total	Canada	United Kingdom	United States	Total	Canada	Canada
Total Proved	69	14	31	3	8	42	12	20	14	46	9	20
Total Probable	11	1	7	—	1	8	—	2	4	6	—	5
Total Proved Plus Probable	80	15	38	3	9	50	12	22	18	52	9	25

(1)   Represents production in Yemen and Colombia.

Our Buzzard field in the UK is the only field that accounts for more than 20% of our estimated 2013 production volumes. Our reserves analysis estimates the field will produce 30 mmboe of primarily light and medium oil on a proved plus probable basis for the year ended December 31, 2013.

PRODUCTION HISTORY

The following table summarizes certain information in respect of our production, prices received, royalties paid, production costs and resulting netback for the two years ended December 31, 2012 and 2011.

	Quarters — 2012					Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd		4th	2012
PRICES:
Brent Crude Oil (US$/bbl)	119.13	108.66	110.13		110.05	111.99
WTI Crude Oil (US$/bbl)	102.93	93.49	92.22		88.18	94.20
Nexen Average — Oil (Cdn$/bbl)	111.62	102.21	103.43		101.48	104.64
NYMEX Natural Gas (US$/mmbtu)	2.51	2.35	2.90		3.54	2.82
AECO Natural Gas (Cdn$/mcf)	2.39	1.74	2.08		2.90	2.28
Nexen Average — Gas (Cdn$/mcf)	3.13	2.58	3.19		4.40	3.38
NETBACKS [1]:
United Kingdom
Crude Oil:
Sales (mbbls/d)	106.9	105.3	82.1		83.8	94.4
Price Received ($/bbl)	118.12	105.82	108.39		106.43	109.98
Natural Gas:
Sales (mmcf/d)	33	31	31		57	38
Price Received ($/mcf)	7.83	6.64	7.43		8.76	7.86
Total Sales Volume (mboe/d)	112.3	110.4	87.3		93.3	100.8

Price Received ($/boe)	114.65	102.74	104.57		100.98	106.03
Royalties & Other	0.51	0.55	0.71		0.69	0.61
Operating Costs	10.14	10.90	13.78		13.38	11.89
In-country Taxes	45.41	38.84	32.04		34.40	38.15
Netback	58.59	52.45	58.04		52.51	55.38
Oil Sands — In Situ [2]
Sales (mbbls/d)	17.8	16.5	11.2		16.2	15.4

Price Received ($/bbl)	94.45	86.58	80.13		82.47	86.57
Royalties & Other	4.79	6.10	3.22		3.96	4.63
Operating Costs	68.89	69.95	77.36	[3]	73.24	71.87
Netback	20.77	10.53	(0.45)		5.27	10.07
Oil Sands — Syncrude
Sales (mbbls/d)	21.3	17.2	22.7		21.6	20.7

Price Received ($/bbl)	92.54	89.85	91.48		90.78	91.23
Royalties & Other	11.25	(3.03)	1.84		2.54	3.42
Operating Costs	31.36	44.96	35.93		29.20	34.86
Netback	49.93	47.92	53.71		59.04	52.95
United States
Crude Oil:
Sales (mbbls/d)	8.0	7.3	7.4		8.8	7.9
Price Received ($/bbl)	108.40	102.19	99.04		98.95	102.10
Natural Gas:
Sales (mmcf/d)	50	41	43		52	46
Price Received ($/mcf)	2.67	2.19	2.89		3.35	2.81
Total Sales Volume (mboe/d)	16.3	14.1	14.5		17.5	15.6

Price Received ($/boe)	61.33	58.84	58.91		59.79	59.77
Royalties & Other	6.02	6.12	6.50		7.15	6.47
Operating Costs	17.29	17.87	19.37		15.92	17.52
Netback	38.02	34.85	33.04		36.72	35.78

(1)         Netbacks are defined average sales price less royalties, other operating costs and in-country taxes.

(2)         Excludes activities related to third-party bitumen purchased, processed and sold.

(3)         Excludes costs related to turnaround activities.

	Quarters — 2012					Total Year
(all dollar amounts in Cdn$ unless noted)	1st	2nd	3rd		4th	2012
Canada — Natural Gas [2]
Sales (mmcf/d)	131	120	105		127	121

Price Received ($/mcf)	2.12	1.67	2.05		2.89	2.20
Royalties & Other	0.08	(0.05)	0.06		0.11	0.05
Operating Costs	1.58	1.62	1.72		1.57	1.62
Netback	0.46	0.10	0.27		1.21	0.53
Other Countries [3]
Sales (mbbls/d)	5.4	27.0	27.4		27.0	21.7

Price Received ($/bbl)	119.61	105.59	109.24		107.02	108.06
Royalties & Other	48.76	17.27	18.44		17.60	19.69
Operating Costs	13.02	17.70	14.42		18.14	16.40
In-country Taxes	9.31	2.50	1.94		1.16	2.33
Netback	48.52	68.12	74.44		70.12	69.64
Company-Wide
Oil and Gas Sales (mboe/d)	195.0	205.2	180.6		196.8	194.4

Price Received ($/boe)	94.67	88.65	89.52		86.5	89.81
Royalties & Other	3.87	3.19	4.12		4.05	3.80
Operating Costs	18.56	19.74	20.71	[4]	20.49	19.86
In-country Taxes	26.43	21.21	15.79		16.46	20.04
Netback	45.81	44.51	48.90		45.50	46.11

(1)     Netbacks are defined as average sales price less royalties and other, operating costs, and in-country taxes.

(2)     Includes Canadian conventional, CBM and shale gas activities. Shale gas was included beginning in the fourth quarter of 2011 when it became commercial.

(3)     Includes Yemen, Colombia and Nigeria.

(4)     Excludes costs related to turnaround activities.

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

In each case, we request their estimates to be prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with NI 51-101 requirements. Generally recognized methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves and pressure transient analysis, analogy with similar reservoirs and reservoir simulation. The method or combination of methods used is based on their professional judgment and experience. In preparing their estimates, they obtain information from us with respect to property interests, production from such properties, current costs of operations, expected future development and abandonment costs, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data.

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

For our reserves estimates prepared in accordance with NI 51-101 requirements, we engaged three independent reserves consultants to evaluate or audit our properties:

·                  We engaged DeGolyer and MacNaughton (D&M) to evaluate 100% of our proved and proved plus probable reserves in the UK North Sea, Nigeria, and our Canadian shale gas properties. D&M provided an opinion that the proved and proved plus probable reserves for the reviewed properties are reasonable because, in aggregate, they are within 10% of their estimates.

·                  We engaged McDaniel & Associates Consultants Ltd. (McDaniel) to evaluate approximately 100% of our proved and our proved plus probable reserves for our in situ oil sands properties. McDaniel provided an opinion that the proved and proved plus probable reserves for the reviewed properties are reasonable because, in aggregate, they are within 10% of their estimates.

·                  We also engaged McDaniel to audit 100% of our proved and proved plus probable reserves for our Syncrude interest. McDaniel provided an opinion that the proved and proved plus probable reserves estimates for our Syncrude property are reasonable because they expect it would be within 10% of their own estimate were they to perform their own detailed evaluation of the property for Nexen.

·                  We engaged Ryder Scott Company (Ryder Scott) to evaluate 93% of our proved and 99% of our proved plus probable US Gulf of Mexico properties. Ryder Scott provided an opinion that the proved and proved plus probable reserves for the reviewed properties are reasonable because, in aggregate, they are within 10% of their estimates.

In aggregate our independent reserves consultants evaluated or audited 97% of our proved and 98% of our proved plus probable reserves.

For each opinion, an opinion letter has been prepared, which summarizes the work undertaken, the assumptions, data, methods and procedures they used and concludes with their opinion. These reports have been filed on SEDAR at www.sedar.com.

DEFINITIONS

In the foregoing reserves discussion the following definitions and notes are applicable:

1. “Gross” means:

a)        in relation to our interest in production or reserves, our “company gross reserves”, which are our working interest (operating and non-operating) share before deduction of royalties and without including any royalty interest to us;

b)        in relation to wells, the total number of wells in which we have an interest; and

c)         in relation to properties, the total area of properties in which we have an interest.

2. “Net” means:

a)        in relation to our interest in production or reserves, our working interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interests in production or reserves;

b)        in relation to our interest in wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

c)         in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned. The crude oil, natural gas liquids and natural gas reserves estimates presented in this Statement are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

3. Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

a)        analysis of drilling, geological, geophysical and engineering data;

b)        the use of established technology; and

c)         specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

a)        Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

b)        Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the classification of reserves are provided in the Canadian Oil and Gas Evaluation (COGE) Handbook.

4. Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

a)        Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

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

b)        Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

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

LEVELS OF CERTAINTY FOR REPORTED RESERVES

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

a)        at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

b)        at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

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

·                  the SEC does not require the validation of reserves estimates by independent qualified reserves evaluators or auditors, whereas, without an exemption, NI 51-101 requires issuers to engage such evaluators or auditors to evaluate, audit or review their reserves and related future net revenue; and

·                  the SEC does not allow proved and probable reserves estimates to be aggregated, whereas NI 51-101 requires issuers to aggregate the estimates.

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

US Gulf of Mexico

Since the tragic explosion and sinking of the Deepwater Horizon drilling rig in 2010, the US Government has reviewed its enforcement of environmental and regulatory matters in the US Gulf of Mexico. Oversight of these matters, which had previously been through the Minerals Management Service of the US Department of the Interior, has now been split between to newly created agencies, the Bureau of Ocean Energy Management, Regulation and Enforcement and the Bureau of Safety and Environmental Enforcement. These new agencies have oversight of new regulations governing oil and gas drilling activities in the Gulf of Mexico. These regulations contain, among other things, increased requirements for wellbore integrity, blow-out prevention, well control equipment, personnel training, implementation of certain safety and environmental requirements governing how operations and work are performed offshore, rig safety, and spill response. We believe that the rigorous health, safety and environmental processes that we apply to our offshore operating activities enable us to satisfy these new regulatory obligations. Despite our ability to meet the new regulations, the new processes implemented to administer these regulations have delayed the permitting process, which could add to costs and longer cycle times for our Gulf of Mexico exploration and development activities.

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

We are committed to operating within these laws and regulations and to conducting business in a safe and environmentally responsible manner.

Environmental regulations continue to evolve and are becoming more complex. To reduce our risk of noncompliance with these laws, we apply internal tools and processes, and industry standards and best practices that meet or exceed our legal obligations. Where regulations do not exist, or where we consider them to be insufficiently developed, we observe Canadian standards or internationally accepted industry environmental management practices.

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

For more information on Nexen’s HSE&SR governance model, refer to the Responsible Development section of our website as well as our sustainability report, both available at www.nexeninc.com.

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

As a result of our commitment to responsible operating practices and social responsibility, we believe we are well positioned to meet the challenges of increasing environmental regulation and social expectations that have become a significant component of sustainable resource development. We have built a corporate culture of integrity and respect for the communities and environments in which we operate and have developed policies and practices for continuing compliance with all applicable laws and regulations.

CLIMATE CHANGE AND AIR EMISSIONS

Nexen believes that climate change and the transition to a low carbon energy system are important issues. For the past decade, Nexen has been active in planning and preparing for carbon regulation and continues to be engaged in public discussions on this matter in the jurisdictions where we operate. We have also participated in carbon markets, renewable energy initiatives and a range of carbon offset/crediting projects. The Canadian Federal Government has yet to pass climate change legislation. In the US, there has been no material progress to date on comprehensive climate/energy legislation.

Any required reductions in the greenhouse gases (GHGs) emitted from our operations could result in increases to our capital or operating expense.

We currently have compliance obligations in the UK North Sea, Alberta and British Columbia. Alberta became the first jurisdiction in Canada to enact and implement binding industrial sector emission reductions (a one-time from base, 12% reduction in carbon intensity vs. a 2003—2005 baseline) on facilities annually emitting more than 100,000 tonnes of CO2 equivalent. Facilities unable to achieve internal reductions have an unlimited ability to achieve compliance through payment into a technology fund at the rate of $15 per tonne of CO2 equivalent or through the purchase of eligible Alberta-based emission offset credits.

British Columbia enacted legislation in November 2007 titled the Greenhouse Gas Reduction Targets Act, which targets a 33% reduction in current provincial GHG emissions by 2020. British Columbia has been actively engaged in the Western Climate Initiative and recently enacted a GHG reporting regulation. For oil and gas operations, the facility emission reporting threshold is 25,000 tonnes CO2 equivalent with the proviso that once a company exceeds that threshold all assets must report regardless of size. The province also applied an economy-wide carbon tax on all hydrocarbon fuels sold in the province. The tax started at $10/tonne of CO2 in 2008 and increased by $5 per year until it reached $30 per tonne in July of 2012.

In 2008, the European Union (EU) introduced Phase II of the Emissions Trading Scheme (ETS), which ran until the end of 2012. Under Phase II of the ETS, member states were required to establish a national allocation plan approved by the EU. The system covers CO2 from certain combustion and flaring activities, and member states are allowed to manage allocation across their industrial base as they see fit. Installations have the ability under the ETS to purchase allowances or other eligible instruments to ensure compliance. Phase III, scheduled to run from 2013 to 2020, may include a transition from the gratis allocation of allowances to the use of auctioning. Post-2012 auctioning of allowances for all electricity generation activities and phased reduction of free allocation of allowances for other activities, as well as phased reduction of allowance availability in general, are expected to increase our annual cost of compliance for our UK North Sea operations. Proposals to increase the EU reduction obligation from 20 to 30%, if implemented, could also increase our annual cost of compliance.

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

To comply with our current and projected GHG emissions obligations, we rely on:

·                  reductions of direct GHG emissions at our existing facilities;

·                  incorporating new energy efficiency designs and/or technology in new facilities;

·                  generating carbon credits from wind power;

·                  payments into available technology funds; and

·                  access carbon markets as required.

The Canadian Council of Ministers of the Environment (comprised of the federal and provincial ministers) are pursuing a federal air quality management system for the regulation of air pollutant emissions and ambient air quality. Work on equipment performance standards and ambient air quality objectives progressed through 2011 and 2012. Draft regulations are expected in 2013 with implementation beginning in 2014. While we could face technical challenges in meeting minimum emission standards for certain pollutants, we are currently unable to estimate the cost of compliance and impact on our operations.

WATER

We developed a water strategy designed to minimize water use in our exploration and production operations. This strategy is embodied by the following four principles:

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

LAND AND BIODIVERSITY

Our land use practices are based upon principles of minimal disturbance and a legal commitment to return the land to a natural state after responsibly producing oil and gas resources. We also recognize that our ability to effectively access land is directly linked to the way in which we manage the potential environmental impacts and in how we engage with local communities, stakeholders, regulators and other industries to reduce the cumulative effects of our projects throughout their lifecycle.

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

Our environmental practices and policies are disclosed in our sustainability report, available on our website at www.nexeninc.com.

Environmental Provisions and Expenditures

Meeting the challenges of environmental regulation and our commitment to sustainable resource development affects all stages of our operations and generally increases their cost. Environmental commitments and regulation can increase the operating or capital cost of operations, delay requisite permits or approvals from issuing authorities and could result in unprofitable operating conditions. During 2012, we incurred both capital and operating expenses, including expenses related to environmental control facilities. Those costs were not material and did not impair our ability to execute our business or operating strategy. We will continue to incur these costs in the future and expect they will be manageable. At December 31, 2012, $2,395 million ($3,731 million undiscounted, adjusted for inflation) has been provided in our Consolidated Financial Statements for future asset retirement obligations.

EMPLOYEES

We had 3,228 employees on December 31, 2012.

RISK FACTORS

Our operations are exposed to various risks, some of which are common to other operations in the oil and gas industry and some of which are unique to our operations. Certain risks set out below constitute “forward-looking statements” and the reader should refer to the special note regarding “Forward-Looking Statements” set out on page 3 of this AIF.

Our profitability and liquidity are highly dependent on the price of crude oil and natural gas.

Our financial performance depends significantly on the price of crude oil and natural gas we receive for our production. Extended periods of lower commodity prices may reduce our level of spending for oil and gas exploration and development, and may have a material adverse effect on our results of operations. Lower realized commodity prices could also have a material adverse effect on our estimates of proved reserves, the carrying value of our oil and gas properties, the level of planned drilling activities and future growth. Crude oil and natural gas are commodities that are price-sensitive to numerous worldwide factors, many of which are beyond our control. These factors include, but are not limited to:

·                  global and regional supply and demand for crude oil, natural gas, and natural gas liquids;

·                  the costs of exploring for, developing, producing and transporting crude oil, natural gas and natural gas liquids;

·                  weather conditions;

·                  the effect of energy conservation efforts;

·                  limits on transportation capacity to alternative energy markets;

·                  the pricing and availability of alternative fuels and energy;

·                  production quotas set by the Organization of Petroleum Exporting Countries (OPEC), and their ability to meet those quotas;

·                  worldwide geopolitical events, armed conflict and acts of terrorism;

·                  domestic and foreign government regulations and taxes; and

·                  the overall economic environment worldwide.

Exploration, development and production activities may not be successful and carry a risk of loss.

Acquiring, exploring and developing crude oil and natural gas involves many risks. There is a risk that we will not encounter commercially productive oil or gas reservoirs and that the wells we drill may not be productive or not sufficiently productive to recover a portion or all of our investment. We may not achieve production targets should reservoir production decline sooner than expected. Seismic data and other exploration technologies we use do not provide conclusive proof prior to drilling a well that crude oil or natural gas is present or may be produced economically. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be extended, curtailed, delayed or cancelled as a result of a variety of factors, including:

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

In some areas of the world, access and operations can only be conducted during limited times of the year due to weather or government regulation. These adverse conditions can limit our ability to operate in those areas and can intensify competition during these periods for oil field equipment, services and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs and could have a material adverse effect on our business, financial condition and results of operations. Changing weather patterns may increase the frequency, intensity or duration of these weather conditions and accordingly, exacerbate their impact on our operations.

Deep-water operations involve additional risk.

Our deep-water operations take place in difficult and unpredictable environments and are subject to certain risks including blowouts and other catastrophic events (collectively Catastrophic Events) that could result in suspension of operations, damage to equipment, harm to individuals and/or damage to the environment. While various precautions are taken to reduce the risk, these efforts cannot eliminate the risk that such events may occur. The consequences of Catastrophic Events occurring in deep-water operations can be more difficult and time-consuming to remedy. As well, the remedy may be made more difficult or uncertain by the water depths, pressures and cold temperatures encountered in deep-water operations, shortages of equipment and specialists required to work under these conditions, or the absence of appropriate means to effectively remedy such consequences. Emergency response plans that we have in place to address the environmental impact of Catastrophic Events arising out of our operations may not be entirely effective to mitigate the consequences of such Catastrophic Events. Our deep-water operations could also be affected by the actions of our contractors and agents, which could give rise to liability for us, damage to our equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform our planned operations. It is possible that the allocation of liabilities and risk of loss arising from deep-water operations and associated insurance coverage will not be sufficient to cover the costs arising out of such events.

Our costs associated with a Catastrophic Event could be material and we may not maintain sufficient insurance to cover such costs. As it pertains to these types of deep-water risks, we maintain insurance for costs relating to property damage to our facilities, control of well including drilling relief wells, removal of wreck, pollution clean—up, liability for bodily injury and property damage to third parties, including our contractors, and liability for damage to natural resources. For property damage to our facilities, we are covered for amounts up to the replacement cost of those facilities. For control of well, pollution clean—up, liability for bodily injury and property damage to third parties caused by pollution, we are insured for amounts up to US$400 million. We have separate, additional insurance covering liability for bodily injury and property damage to third parties of up to US$465 million, which responds whether the liability arises from pollution or from other causes. Where we are the operator of a well or a facility in the Gulf of Mexico, we are insured for our working interest share up to US$35 million of coverage relating to our obligations under Section 1001 of the US Oil Pollution Act of 1990, which includes liability for damage to natural resources. For declared deep-water wells, we are insured for our working interest share of up to US$750 million for costs related to control of the well. Our insurance for “pollution clean—up” covers: i) reasonable and necessary expenses incurred; ii) liability to any governmental entity for clean-up and removal costs and expenses; and iii) liability for costs and expenses of governmental action. In each case, such coverage is reasonable in that it allows us to take action to minimize, remediate or prevent further injuries to persons or loss or damage to the property of others arising out of seepage, pollution or contamination. Our insurance for “liability for damage to natural resources” includes coverage for damages for which we may be liable as a result of loss of or damage to, including loss of use of, “natural resources” arising out of seepage, pollution or contamination. “Natural resources” include land, fish, wildlife, plantlife, air, water, ground water, drinking water supplies and other such resources.

Following the explosion and sinking of the Deepwater Horizon drilling rig, the offshore drilling industry is under increased scrutiny from governments, environmental groups, investors and the general public. The resultant increase in regulation of deep-water operations has increased our costs of compliance, though not presently to such extent that our current or proposed drilling activities have become uneconomic. A risk also exists that liability limits under existing regulations could be increased substantially by the US Government, which would increase our potential liability in the event of a blowout or other catastrophic event. We also may not be able to access sufficient pooled liability funds set up in the US Gulf of Mexico for costs of a blowout or other catastrophic event.

Catastrophic Events in connection with our deep-water operations, such as blowouts and oil spills, could result in material costs and reputational damage, and could have a material adverse effect on our credit rating, our ability to raise capital, or the cost of such capital.

Competitive forces may limit our access to natural resources and create labour and equipment shortages.

The oil and gas industry is highly competitive, particularly in the following areas:

·                  gaining access to areas or countries known to have available resources;

·                  searching for and developing new sources of crude oil and natural gas reserves;

·                  hiring the equipment and expertise required to safely and cost-effectively develop resources;

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

Competitive forces may result in shortages of: i) prospects to drill; ii) labour; iii) drilling rigs and other equipment to carry out exploration, development or operating activities; and/or iv) shortages of infrastructure to produce and transport production. It may also result in an oversupply of crude oil and natural gas. Each of these factors could negatively impact our costs and prices and, therefore, our financial results.

Some of our production is concentrated in a few producing assets.

A significant portion of our current and future production is generated from highly productive wells or central production facilities. Examples include:

·                  our Buzzard, Scott and Ettrick production facilities in the UK North Sea;

·                  our Usan project, offshore Nigeria;

·                  our Long Lake project in the Athabasca oil sands; and

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

·                  taxation policies, including royalty and tax increases, retroactive tax claims and investment restrictions;

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

·                  the issuance of permits and other regulatory approvals in connection with exploration, drilling and production activities, the construction of roads, pipelines and other regional transportation infrastructure; and

·                  marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment.

These laws and regulations may impose significant liabilities on a failure to comply with their requirements including the possibility of administrative, civil and criminal penalties, cancellation or suspension of permits or authorizations, investigations or other proceedings. Significant changes to the environmental laws and regulations governing our current operations, including many of the proposed initiatives to regulate greenhouse gas emissions, may have a material adverse effect on the oil and gas industry, including our company. The cost of meeting new environmental and climate change regulations may have a material adverse effect on the viability of future projects, our results of operations, cash flows and financial condition.

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

Risks associated with oil sands projects include the following:

SAGD BITUMEN PRODUCTION MAY NOT ACHIEVE OUR EXPECTATIONS

Our estimates of performance and recoverable volumes for oil sands projects are based primarily on sample reservoir data, the results of pilot projects, our experience with the Long Lake project and industry performance from SAGD operations in similar reservoirs in the McMurray formation in the Athabasca oil sands. While some of the wells will achieve the performance expectations established prior to project sanction, there can be no certainty that these wells will maintain these levels or that our overall SAGD operation will produce bitumen at the expected levels or steam-to-oil ratio. If the assumed production rates or steam-to-oil ratio are not achieved for reasons which could be related to one or all of design, facility or reservoir performance, or the presence of problematic geological features in the reservoir such as shales or pockets of water, we might have to drill additional wells to maintain optimal production levels, construct additional steam generating capacity, or reconfigure, redesign or construct additional facilities. These could have an adverse impact on the future activities and economic return of the project.

APPLICATION OF A NEW BITUMEN UPGRADING PROCESS AT LONG LAKE

The proprietary OrCrude™ process we are using at Long Lake to upgrade bitumen to synthetic crude is the first commercial application of this process. Although the commercial upgrader at Long Lake has been operating since January 2009, there is no certainty that it will sustain or achieve the results that are now being seen or forecast for reasons which could be related to multiple factors, some of which may be related to one or all of design, facility performance or integration of our facilities. As a result, we may be required to reconfigure, redesign or construct additional facilities. If we are unable to continue to upgrade the bitumen for any reason, we may decide to sell the bitumen directly to third parties without upgrading, which would expose us to the following risks:

·                  the market for bitumen may be limited;

·                  additional costs would be incurred to purchase diluent for blending and transporting bitumen;

·                  there could be a shortfall in the supply of diluent, which may cause its price to increase;

·                  the market price for bitumen is generally lower than for PSC™, reflecting its quality differential; and

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

INTEGRATION OF A SAGD FACILITY AND AN UPGRADING FACILITY AT LONG LAKE

The combination of a SAGD facility with the OrCrude™ upgrading facility at Long Lake is a unique, patented combination of equipment. Although this integrated facility is expected to achieve lower operating costs and has demonstrated that the combination of technologies works, the complexity and degree of interdependency of the facilities creates conditions for interruptions and limitations to operations impacting the entire operation of the facilities. This could require future reconfigurations and modifications to improve the reliability, durability and efficiency of operation initially contemplated by its design. There is no certainty that any such changes will successfully resolve the problems experienced or that we may experience in the future, which would expose us to additional costs and associated downtime of one or both of the SAGD production and upgrader facilities, and the potential for increased maintenance requirements.

These factors could have a significant adverse impact on the future activities and economic returns of the Long Lake project.

DEPENDENCE UPON PROPRIETARY TECHNOLOGY AT LONG LAKE

The success of the Long Lake project and our investment depends on the proprietary technology of Ormat Industries Ltd. (Ormat) and proprietary technology of third parties that has been, or is required to be, licensed for the project.

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

OPERATIONAL HAZARDS

Our oil sands projects are designed to process large volumes of hydrocarbons at high-pressure and temperatures and also handle large volumes of high-pressure steam. Equipment failures could result in damage to the project facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of costs or for other reasons.

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

·                  global demand for the specialized equipment and personnel required to develop and produce unconventional gas resources is strong, and access to the equipment may become more expensive and possibly limited;

·                  some unconventional gas resources are located in areas of the world with limited access to regional infrastructure for the sale of production;

·                  limitations on local water availability may limit our ability to develop shale gas, which generally requires more water to develop and produce than conventional resources;

·                  some jurisdictions have banned hydraulic fracturing activities pending further review of the practice amidst public concern and allegations it causes contamination of drinking water aquifers and other subsurface damage; and

·                  regulatory approval is required to drill more than one well per section, and as a result, the timing of drilling programs and land development can be uncertain.

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

Proved and probable oil and gas reserves include undeveloped reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is still required before such wells begin production. Reserves may be recognized when plans are in place to make the required investments to convert these undeveloped reserves to producing. Circumstances such as a sustained decline in commodity prices or poorer than expected results from initial activities could cause a change in the investment or development plans, which could result in a material change in our reserves estimates.

Projects may not be completed on time or within budget.

We are involved with a variety of projects at any given time, including exploration and development projects, and the construction and expansion of facilities and pipelines. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. Our ability to complete projects on time and on budget depends on many factors beyond our control, including the availability of equipment and personnel, land access, weather, accidents, equipment breakdown, the need for government and regulatory approvals, unexpected or uncontrollable increases in the costs of materials or labor and access to pipeline and processing capacity.

Pipeline and export infrastructure in North America is limited.

An increase in the supply of crude oil and natural gas from unconventional sources in North America has reduced commodity prices relative to many foreign markets. The increased supply in North America is expected to fill existing North American pipeline infrastructure. Without new transportation and export infrastructure, the current transportation network may not be able to accommodate the increased volumes of crude oil and natural gas expected from the development of unconventional oil and gas, including oil and gas produced from our oil sands and shale gas properties in western Canada. This, in turn, could delay the development of our oil and gas reserves in western Canada. In addition, North America has limited export infrastructure and without new export infrastructure, we may be required to sell our production into the North American markets at lower prices than are available in other foreign markets, which could materially and adversely affect our financial performance.

Negative public perception of oil and gas development, oil sands and shale gas hydraulic fracing may harm our corporate reputation and profitability.

The development of the oil sands and shale gas figures prominently in political, media and activist commentary on the subjects of greenhouse gas emissions, water usage, hydraulic fracing and potential for environmental damage. Concerns over greenhouse gas emissions, land use and water contamination may directly or indirectly harm the profitability of our current oil sands and shale gas projects and the viability of future projects in a number of ways, including:

·                  creating significant regulatory uncertainty that could challenge the economic modeling of future projects and delay sanctioning;

·                  motivating extraordinary environmental regulation of those projects by governmental authorities that could result in changes to facility design and operating requirements, thereby increasing the cost of construction, operation and abandonment; and

·                  compelling legislation or policy that could limit the purchase of crude oil produced from the Athabasca oil sands by governments or other institutional consumers that, in turn, limits the market for this crude oil and reduces its price.

Concerns over these issues may also harm our corporate reputation and limit our ability to access land and joint venture opportunities in certain jurisdictions throughout the world.

Our lands could be subject to aboriginal claims.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, the Province of British Columbia and certain governmental entities. They are claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, Alberta and Fort Nelson, British Columbia, including the lands on which our shale gas and oil sands interests, and those of most other oil sands and shale gas operators in Alberta and British Columbia, are located. As a result, aboriginal consultation on surface activities is required and may result in timing uncertainties or delays of future development activities. Such claims, if successful, could have a significant adverse effect on our oil sands and shale gas developments.

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

As of December 31, 2012 our long-term debt was approximately $4.3 billion. We also have commitments under leases, drilling rig contracts, transportation and storage contracts, and purchase obligations for services and products. Our debt levels and financial commitments could have significant and adverse consequences to our business, including:

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

Credit risk arises from the sale of our production, the sale of products our energy marketing group buys for resale, financial contracts we acquire for hedging and trading purposes, and from our joint venture partners for their share of capital and operating costs. There is the risk of loss and additional burden for amounts in excess of available remedies if counterparties or joint venture partners do not or cannot fulfill their contractual obligations.

A downgrade in our credit rating could increase our cost of capital and limit access to capital.

Rating agencies regularly evaluate Nexen and their ratings of our long-term and short-term debt are based on a number of factors. This includes their perception of our financial strength as well as other factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. We cannot be assured that one or more of our credit ratings will not be downgraded. Our borrowing costs and ability to raise funds are directly impacted by our credit ratings.

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

CAPITAL STRUCTURE

Authorized Capital

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares without nominal or par value, issuable in series. As at December 31, 2012, 530,036,892 common shares and 8,000,000 Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 (Series 2 Shares) were issued and outstanding.

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

Series 2 Preferred Shares

The holders of the Series 2 Shares are entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per share, payable quarterly to but excluding March 31, 2017, as and when declared by Nexen’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current five-year Government of Canada bond yield plus 3.59%. The Series 2 Shares are redeemable at our option on March 31, 2017, and on March 31 of every fifth year thereafter.

The holders of the Series 2 Shares will have the right, at their option, to convert their shares to Cumulative Redeemable Class A Floating Rate Preferred Shares, Series 3 (Series 3 Shares), subject to certain conditions, on March 31, 2017 and on March 31 of every fifth year thereafter. The holders of the Series 3 Shares will be entitled to receive quarterly floating rate cumulative dividends, if declared, at a rate equal to the sum of the then current 90-day Government of Canada treasury bill rate plus 3.59%.

In the event of liquidation, dissolution or winding-up of Nexen, the holders of the Series 2 Shares will be entitled to receive $25 per share as well as all accrued unpaid dividends before any amounts will be paid or any assets will be distributed to the holders of any other shares ranking junior to the preferred shares. The holders of the preferred shares will not be entitled to share in any further distribution of the assets of Nexen.

CNOOC Acquisition of Nexen Inc.

At a special meeting held on September 20, 2012, the holders of common and Series 2 Shares approved the Plan of Arrangement, pursuant to the Arrangement Agreement entered into on July 23, 2012, in connection with the proposed acquisition of Nexen Inc. by CNOOC Limited through CNOOC Canada Holding Ltd. The Arrangement Agreement proposed to acquire all outstanding common shares for US$27.50/share and all outstanding preferred shares of Cdn$26.00/share. Closing of the arrangement remains subject to the satisfaction or waiver of the remaining customary closing conditions. The transaction is expected to close the week of February 25, 2013.

Shareholder Rights Plan

A shareholder rights plan (the Plan) exists for holders of common shares of Nexen. The Plan creates a right for each present and future outstanding common share, entitling the holder to acquire additional common shares during the term of the right. Rights created under the Plan, which can only be exercised when a person acquires 20% or more of our common shares, entitle each common shareholder, other than the 20% buyer, to acquire additional common shares at one-half of the market price at the time of exercise. Prior to the separation date, the rights are not separable from the common shares and no separate certificates are issued. The separation date would typically occur at the time of an unsolicited takeover bid, but our board can defer the separation date. The Plan was reapproved by common shareholders at our annual general meeting in 2011 and will remain in force until the earlier of the date that the Plan is terminated by its terms and the termination of our annual general meeting in 2014. On closing of the Arrangement Agreement with CNOOC Limited, the Plan will terminate and all rights pursuant to the Plan will be cancelled with no payment. Otherwise, the Plan will remain in place until it is approved by common shareholders at or before our annual general meeting in 2014. A copy of the Plan is available on our website at www.nexeninc.com.

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

The table below details our current credit ratings and outlooks for our senior unsecured debt issued by credit rating agencies as of December 31, 2012. A credit rating is an independent measure intended to give an indication of a company’s ability to meet its financial commitments under the rated securities. Ratings are not recommendations to buy, hold or sell the debt and may be subject to revisions or withdrawal at any time by the rating agency.

	Standard & Poor’s Rating Service (S&P)	Moody’s Investors Service (Moody’s)	DBRS Limited (DBRS)
Senior Unsecured/Long-Term Rating	BBB-	Baa3	BBB
Outlook	Stable	Negative	Stable

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

Quarterly Dividends Declared on Common and Preferred Shares

Common Shares

(Cdn$/share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012	0.05	0.05	0.05	0.05
2011	0.05	0.05	0.05	0.05
2010	0.05	0.05	0.05	0.05

Subject to applicable law, our board of directors determines if and when dividends are declared on our common shares. Historically, dividends have been declared quarterly and paid on the first business day of the subsequent quarter. All dividends paid to holders of common shares have been designated as “eligible dividends” for Canadian tax purposes. This designation will apply to all such dividends paid in the future unless otherwise notified by us.

Preferred Shares

(Cdn$/share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012	—	0.3928	0.3125	0.3125

The holders of the Series 2 Shares are entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per share, payable quarterly, until March 31, 2017, as and when declared by Nexen’s Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current five-year Government of Canada bond yield plus 3.59%. The Series 2 Shares are redeemable at our option on March 31, 2017, and on March 31 of every fifth year thereafter.

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

MARKET FOR SECURITIES

Common Shares

Our outstanding common shares are listed and traded on the TSX and NYSE under the trading symbol “NXY”. The following table provides the market price ranges and the aggregate volume of trading of the common shares on the TSX and NYSE for the periods indicated:

	Toronto Stock Exchange Cdn$				New York Stock Exchange US$
2012	High	Low	Close	Volume	High	Low	Close	Volume
January	18.68	16.34	17.97	45,155,201	18.58	16.18	17.92	56,585,453
February	21.53	17.33	20.17	37,358,099	21.59	17.37	20.38	48,817,376
March	20.65	17.46	18.29	34,685,685	20.94	17.44	18.35	45,168,303
April	19.38	16.94	19.09	45,116,630	19.61	16.86	19.35	58,203,303
May	19.20	15.95	16.20	33,488,016	19.48	15.43	15.63	55,930,034
June	17.76	15.18	17.24	42,417,825	17.42	14.63	16.89	47,823,068
July	26.70	16.13	25.48	121,473,180	26.21	15.81	25.40	382,588,499
August	25.75	24.78	24.78	26,713,142	25.92	25.09	25.21	117,740,382
September	25.24	24.47	24.90	27,020,332	25.82	24.64	25.34	108,923,981
October	25.51	23.01	23.85	36,956,026	25.87	23.08	23.90	185,396,913
November	25.99	23.12	24.39	18,436,506	25.95	23.29	24.36	162,216,498
December	26.83	21.35	26.57	33,977,333	26.99	21.07	26.94	309,388,484

Series 2 Preferred Shares

Our outstanding Series 2 preferred shares are listed and traded on the TSX under the trading symbol “NXY.PR.A”. The following table provides the market price ranges and the aggregate volume of trading of the Series 2 Shares on the TSX for the periods indicated:

	Toronto Stock Exchange Cdn$
2012	High	Low	Close	Volume
January	—	—	—	—
February	—	—	—	—
March	25.25	25.00	25.18	1,426,857
April	25.91	25.18	25.87	682,647
May	25.75	25.10	25.26	182,086
June	25.45	24.75	25.38	162,401
July	26.15	25.22	25.88	765,159
August	26.00	25.71	25.95	221,290
September	25.99	25.34	25.78	309,287
October	25.92	25.00	25.85	150,078
November	26.00	25.66	25.76	161,243
December	26.23	25.63	25.82	302,413

Subordinated Notes

Our 7.35% subordinated notes due 2043 (7.35% Notes) are listed and traded on the TSX under the trading symbol “NXY.PR.U” and on the NYSE under the trading symbol “NXYPRB”. The following table provides the market price ranges and the aggregate volume of trading of the 7.35% Notes on the TSX and NYSE for the periods indicated:

	Toronto Stock Exchange Cdn$				New York Stock Exchange US$
2012	High	Low	Close	Volume	High	Low	Close	Volume
January	25.80	25.10	25.77	17,056	25.66	25.20	25.35	206,454
February	25.64	25.11	25.30	43,419	25.45	25.16	25.27	887,566
March	25.65	25.25	25.42	45,568	25.44	25.12	25.30	3,706,735
April	25.48	25.15	25.27	18,349	25.60	25.05	25.34	274,220
May	25.45	25.08	25.17	19,847	25.38	25.10	25.15	391,797
June	25.50	25.14	25.30	16,038	25.54	25.08	25.47	211,401
July	25.60	25.25	25.32	24,888	25.60	25.14	25.30	308,504
August	25.75	25.31	25.49	13,585	25.71	25.28	25.60	156,067
September	25.65	25.36	25.50	13,547	25.60	25.39	25.43	138,909
October	25.75	25.30	25.45	31,566	25.80	25.21	25.48	122,703
November	25.60	25.31	25.60	9,961	25.56	25.30	25.45	164,986
December	25.50	25.31	25.35	18,990	25.49	25.24	25.46	270,691

Prior Sales

For information in respect of share issuances related to the exercise of stock options and our dividend reinvestment plan, see Note 18 to our annual Consolidated Financial Statements for the year ended December 31, 2012, which are incorporated by reference into this AIF.

DIRECTORS

According to our Articles, Nexen must have between three and 15 directors. Our By-Laws provide that directors will be elected at the annual general meeting (AGM) each year and will hold office until the following AGM when their successors are elected. The following is a list of our directors as at February 24, 2013.

Name (Age)	Residence	Principal Occupation [1]	Other Directorships	Nexen Director Since
William B. Berry [3] (60)	Houston, Texas United States	Retired oil and gas executive Formerly: Executive Vice President of ConocoPhillips	Teekay Corporation Willbros Group, Inc.	2008
Robert G. Bertram, O.C.[3] (68)	Aurora, Ontario Canada	Retired pension investment executive Formerly: Executive Vice President of Ontario Teachers’ Pension Plan Board	Strathbridge Asset Management Inc. [2]	2009
Thomas W. Ebbern [3] (54)	Calgary, Alberta Canada	CFO of Northwest Upgrading Inc. Formerly: Managing director of Macquarie Capital Markets Canada Ltd.	HRT Participacoes em Petroleo S.A.	2011
S. Barry Jackson (60)	Calgary, Alberta Canada	Corporate director Retired oil and gas executive	TransCanada Corporation (Chair) TransCanada PipeLines Limited (Chair) WestJet Airlines Ltd.	2001
Kevin J. Jenkins (56)	Windsor, Berkshire United Kingdom	President and Chief Executive Officer of World Vision International Formerly: Managing Director of TriWest Capital Partners	—	1996
A. Anne McLellan, P.C., O.C. (62)	Edmonton, Alberta Canada	Counsel with Bennett Jones LLP, Barristers and Solicitors, and Distinguished Scholar in Resident at the University of Alberta in the Institute for United States Policy Studies Formerly: Member of Parliament for Edmonton Centre, Deputy Prime Minister, Minister of Public Safety and Emergency Preparedness and Minister of Health	Agrium Inc. Cameco Corporation	2006
Eric P. Newell, O.C. (68)	Edmonton, Alberta Canada	Retired oil executive	—	2004
Thomas C. O’Neill [3] (67)	Toronto, Ontario Canada	Retired chartered accountant	Adecco S.A. BCE Inc. (Chair) Loblaw Companies Limited The Bank of Nova Scotia	2002
Kevin J. Reinhart (54)	Calgary, Alberta Canada	Interim President and CEO of Nexen Formerly: Executive Vice President and CFO; Senior VP and CFO; Senior VP, Corporate Planning and Business Development	—	2012
Francis M. Saville, Q.C. (74)	Calgary, Alberta Canada	Former Chair of Nexen Formerly: Counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors	—	1994
Arthur R.A. Scace C.M., Q.C.[3] (74)	Toronto, Ontario Canada	Retired lawyer Formerly: Partner and Chair of McCarthy Tetrault and Chair of Bank of Nova Scotia	Fiera Capital Corporation WestJet Airlines Ltd.	2011
John M. Willson (73)	Vancouver, British Columbia, Canada	Retired mining executive	—	1996
Victor J. Zaleschuk [4] (69)	Calgary, Alberta Canada	Retired oil and gas executive	Agrium Inc. (Chair) Cameco Corporation (Chair)	1997

(1)         Current and within the past five years.

(2)         An investment management fund organization managing a series of closed-end funds listed on the TSX. Mr. Bertram is a board member and participates in the audit committee function for five exchange-listed funds.

(3)         Audit committee financial expert under US regulatory requirements.

(4)         Mr. Zaleschuk was President and CEO of Nexen from 1997 to 2001.

Previous Directorships

The following table details the previous directorships held by our directors over the last five years at public and registered investment companies.

Name	Company
Jackson	Cordero Energy Inc.
Reinhart	Canexus
Scace	Garbell Holdings Limited, Gerdau AmeriSteel Corporation, Sceptre Investment Counsel Limited, The Bank of Nova Scotia
Willson	Finning International Inc., Harry Winston Diamond Corp., Pan American Silver Corp.

Conflicts of Interest

As described on page 51, certain of Nexen’s directors are associated with other issuers engaged in the oil and gas industry and the interests of these directors could come into conflict with the interests they hold in these other issuers. In the event of a conflict of interest, Canadian legislation requires the director to disclose to Nexen the nature and extent of any interest they have in a material contract or material transaction, if the director is a party to the contract or transaction in question, if the director is a director or an officer of a party to the contract or transaction in question or has a material interest in a party to the contract or transaction. Nexen’s Integrity Guide also sets forth a detailed process for dealing with conflicts of interest.

Board Committees 1

	Audit [2]	Compensation	Governance	Finance	HSE & SR	Reserves
Executive Director — Not Independent
Kevin J. Reinhart
Independent Outside Directors
William B. Berry [3]	·	·				Chair
Robert G. Bertram, O.C. [3,4]	·		·	·
Thomas W. Ebbern [3]	·			·		·
S. Barry Jackson (Board Chair)		·	·	·
Kevin J. Jenkins		Chair	·
A. Anne McLellan, P.C., O.C.				·	·
Eric P. Newell, O.C.					Chair	·
Thomas C. O’Neill [3]	Chair	·
Francis M. Saville, Q.C.			Chair		·
Arthur R.A. Scace, C.M., Q.C. [3]	·	·	·
John M. Willson					·	·
Victor J. Zaleschuk				Chair	·	·
Total Members	5	5	5	5	5	5

(1)   All committee members are independent. Mr. Reinhart does not serve on any board committees for Nexen.

(2)         All Audit Committee members are independent and financially literate under additional regulatory requirements applicable to them. Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown on page 53.

(3)         Audit Committee financial expert under US regulatory requirements.

(4)         Mr. Bertram is a board member and participates in the audit committee function for five exchange-listed funds. The funds are related managed entities and limited in business purpose as investment funds. They are restricted to a mandate of a limited number of specific securities and dealt with as a group, making preparation and review time significantly less than would be associated with a single full-operating business. The board has considered and determined that Mr. Bertram’s participation in these funds does not impede his ability to fully carry out his duties as a director and committee member of Nexen.

AUDIT COMMITTEE INFORMATION

Each member of the Audit Committee has a thorough understanding of accounting principles and has the ability to assess the application of accounting principles in connection with the preparation of financial statements and the accounting for estimates, accruals and reserves. Audit Committee members have an understanding of internal controls and procedures for financial reporting and have experience preparing, auditing, analyzing or evaluating financial statements or actively supervising individuals engaged in such activities. In 2012, there were changes in Audit Committee membership. Mr. Jenkins and Mr. Newell left the committee in January 2012 and Mr. Flanagan retired in April 2012. Below is a description of each current Audit Committee member’s education and experience.

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

All Committee mandates, including those for the Audit, Compensation and Governance Committees, our code of ethics and our corporate governance policy and categorical standards are available at www.nexeninc.com. Shareholders wishing to receive a copy of these documents may write to the Governance Office by mail at Nexen Inc., 801 — 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7, Attention: Governance Office or by email at governance@nexeninc.com.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS (IRCA) FEES

Pre-Approval Policies and Procedures

Nexen has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by the IRCA. The Audit Committee approves all services provided by the IRCA and the related fees. The services are sufficiently detailed to ensure that: i) the Audit Committee understands the services it is being asked to pre-approve; and ii) Nexen’s management does not need to make a judgement as to whether a proposed service fits within the pre-approved services. The pre-approval policies are further described in the Audit Committee mandate included in Appendix A of this AIF.

IRCA services that arise that were not pre-approved by the Audit Committee must be pre–approved by the Audit Committee chair between committee meetings. The Audit Committee is informed of the services at the following meeting. Nexen did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in either 2012 or 2011.

IRCA Fees Billed

The following table provides information about the fees billed to Nexen for professional services rendered by the IRCA during 2012 and 2011.

Type of Fee	Billed in 2011 [1]	Billed in 2012	Percentage of Total Fees Billed in 2012
Audit Fees [2]	2,678,492	2,867,976	63%
Audit-Related Fees [3]	702,332	1,106,638	24%
Tax Fees [4]	69,291	60,138	1%
All Other Fees [5]	555,078	537,269	12%
Total Annual Fees	4,005,193	4,572,021	100%

(1)         Fees billed in 2011 exclude fees related to Canexus as our remaining interest was sold in early 2011.

(2)         Audit fees were paid to the IRCA for the audit of annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)         Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of subsidiary financial statements and are not reported as Audit Fees.

(4)         Tax fees were paid to the IRCA for tax compliance services and tax-related consultation.

(5)         Other fees were paid to the IRCA for subscriptions to auditor-provided and supported tools.

EXECUTIVE OFFICERS

The board determines the term of office for each executive officer. Below are Nexen’s executive officers as at February 24, 2013, including prior offices and non-executive positions for each of them during the past five years. Start dates with Nexen are indicated for officer positions.

Name (Age)	Residence	Principal Occupation [1]	Effective Date of Current Position	Executive Officer Since

Kevin J. Reinhart (54)	Calgary, Alberta Canada	Interim President and CEO and a director. Formerly: Executive VP and CFO since April 27, 2010; Senior VP and CFO since January 1, 2009; Senior VP, Corporate Planning and Business Development since November 1, 2007.	January 9, 2012	1994

Una M. Power (48)	Calgary, Alberta, Canada	Interim CFO and Senior VP, Corporate Planning and Business Development. Formerly: Senior VP Corporate Planning and Business Development since April 27, 2010; VP, Corporate Planning and Business Development since January 16, 2009; Treasurer since July 11, 2002.	January 9, 2012	1998

Catherine J. Hughes (50)	Calgary, Alberta, Canada	Executive VP, International Oil and Gas. Formerly: Interim Executive VP, International and VP Operational Services and Technology since November 28, 2011; VP, Operational Services, Technology and Human Resources since February 17, 2010; Division VP, Operational Services, Technology and Human Resources since December 1, 2009; Division VP, Operational Services and Technology since September 1, 2009; VP Oil Sands at Husky Oil Operations Ltd. since October 1, 2007.	January 23, 2012	2010

James T. Arnold (53)	Calgary, Alberta, Canada	Senior VP, Oil Sands. Formerly: Senior VP, Synthetic Crude since July 16, 2009; Division VP Operations and Projects, Synthetic Oil since February 1, 2009; Chief Operating Officer at OPTI Canada Inc. since October 13, 2005.	February 15, 2012	2009

Ronald W. Bailey (48)	Calgary, Alberta, Canada	Senior VP, Natural Gas Canada and Operational Services and Technology. Formerly: Senior VP, Canada since February 15, 2012; Division VP, Natural Gas-Canada since November 1, 2011; Division VP, Shale Gas-Canada since December 1, 2010; GM, Gas-Shale Exploration and Development since February 1, 2009; GM, Gas-CBM/Conventional since August 1, 2005.	April 25, 2012	2012

Alan O’Brien (55)	Calgary, Alberta, Canada	Senior VP, General Counsel and Secretary. Formerly: Interim Senior VP, General Counsel and Secretary since December 2, 2011; Division VP, Chief Legal Counsel, International since November 30, 2010; Division VP, Chief Legal Counsel, NPUL since July 1, 2006.	January 23, 2012	2012

Kim D. McKenzie (64)	Calgary, Alberta, Canada	VP and Chief Information Officer. Formerly: Division VP, Information Technology since January 1, 1992.	November 1, 2007	2007

Kevin J. McLachlan (49)	Calgary, Alberta, Canada	VP, Global Exploration. Formerly: Division VP, Global Exploration since July 1, 2009; Division VP, International Exploration since August 1, 2008; Manager, Exploration, since January 1, 2006.	February 17, 2010	2010

Quinn E. Wilson (43)	Calgary, Alberta, Canada	VP, Human Resources and Corporate Services. Formerly: Division VP, Global Human Resources since January 1, 2011; Division VP Human Resources, International since August 16, 2010; VP, HR Global Business Partners at Flextronics since August 1, 2007.	November 28, 2011	2011

Brendon T. Muller (44)	Calgary, Alberta, Canada	Controller and VP, Insurance. Formerly: Controller since April 9, 2007.	April 27, 2011	2007

J. Michael Backus (42)	Calgary, Alberta, Canada	Treasurer. Formerly: Manager, Planning, Synthetic Crude since January 1, 2009; Project Planner — Phase 2 Long Lake, Synthetic Crude since April 1, 2005.	February 16, 2009	2009

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

During the year ended December 31, 2012, there have been no: i) penalties or sanctions imposed against Nexen or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority; or ii) settlement agreements entered into by Nexen or its subsidiaries before a court relating to securities legislation or with a securities regulatory authority. There have been no penalties or sanctions imposed by a court or regulatory body relating to any other legislation against Nexen or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.

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

Shareholdings of Directors and Executive Officers

At December 31, 2012, Nexen’s directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of Nexen’s issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As of the date of this AIF, we confirm that, to the best of our knowledge:

a)             in the last 10 years, no director or executive officer of Nexen is or has been a director, chief executive officer or chief financial officer of another company or has owned a personal holding company that:

i.                                          was subject to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an order) while the director or executive officer was acting as a director, chief executive officer or chief financial officer; or

ii.                                       was subject to an order after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

b)             in the last 10 years, no director or executive officer of Nexen has been a director or executive officer of a company that became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the director or executive officer was acting as a director or executive officer of such company or within a year of ceasing to act in that capacity;

c)              no director or executive officer of Nexen nor any personal holding company controlled by such person has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

d)             no director or executive officer of Nexen has been subject to:

i.                                    any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Transfer Agents and Trustees

In Canada, CIBC Mellon Trust Company (CIBC Mellon) is our transfer agent and registrar of Nexen’s common shares, and Series 2 Shares. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon. They are located at:

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

320 Bay Street

Toronto, ON M5H 4A6

In the United States, Computershare Shareowner Services is our co-transfer agent of Nexen’s common shares. They are located at:

Computershare Shareowner Services

480 Washington Blvd., 27th Fl.

Jersey City, NJ 07310

Deutsche Bank Trust Company Americas, 60 Wall Street, 27th Floor, Mailstop NYC 60-2710, New York, New York 10005-2858, acts as trustee for the 7.35% Notes listed on the TSX and NYSE.

Material Contracts

CNOOC Acquisition of Nexen

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC Limited (CNOOC) proposed to acquire all of the outstanding and preferred shares of Nexen Inc. for approximately US$15 billion in cash. The transaction was approved by the common and preferred shareholders on September 20, 2012 and all regulatory approvals have been received. The transaction is expected to close the week of February 25, 2013.

Interest of Experts

Deloitte LLP is our Independent Registered Chartered Accountant and are independent with respect to Nexen within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

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

The information relating to the Company’s NI 51-101 reserves as at December 31, 2012 incorporated by reference in this AIF has been compiled by the Company based on the report dated February 24, 2013 prepared by Mr. Ian R. McDonald, an employee of Nexen, in his capacity as the Company’s Internal Qualified Reserves Evaluator. Mr. McDonald beneficially owns, directly or indirectly, less than 1% of any class of the Company’s securities.

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

701 – 8th Avenue S.W.

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

16.                               Upon completion of the annual audit, review the following with Management and the independent auditor:

·                                          The annual financial statements, including related footnotes, the MD&A (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and the Annual Information Form (AIF), to be included in Nexen’s Annual Report filed with Canadian and US regulatory agencies.

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

38.                         Receive reports, as required, from Management, Nexen’s VP, Corporate Audit or, to the best of their knowledge, the independent auditor that Nexen’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and Our Integrity Guide, including disclosures of insider and affiliated party transactions.

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

Advisors/Resources

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

Approved: December 3, 2012

APPENDIX B— RESERVES ESTIMATES AND SUPPLEMENTARY DATA UNDER SEC REQUIREMENTS

The following reserves estimates have been prepared in accordance with the requirements of the US Securities and Exchange Commission (SEC). We are providing this additional reserves disclosure to enhance comparability to non-Canadian oil and gas companies. The primary differences between SEC requirements and NI 51-101 requirements are set out under the heading “Special Note to Investors” on page 33 of this AIF.

All reserves are after-royalty values unless otherwise noted.

These estimates are internally prepared. For more information on our reserves evaluation process refer to the section entitled “Basis of Reserves Estimates” on pages 14 to 16 of this AIF.

Nexen has not filed with nor included in reports to any Canadian or United States federal authority or agency, any estimates of its total proved oil or gas reserves since the beginning of 2012.

Figures in this statement have been rounded to the nearest 1 mmbbls or 1 bcf. As a result, some columns may not add due to rounding.

Oil and Gas Reserves Estimates

At December 31, 2012, estimated proved reserves were 900 mmboe before royalties and 837 mmboe after royalties. Our probable estimated reserves were 1,217 mmboe before royalties and 1,046 mmboe after royalties. The following is a summary of our proved and probable reserves as at December 31, 2012:

	Before Royalties				After Royalties
	Synthetic Oil (mmbbls)	Bitumen (mmbbls)	Oil (mmbbls)	Gas (bcf)	Synthetic Oil (mmbbls)	Bitumen (mmbbls)	Oil (mmbbls)	Gas (bcf)
Developed	219	—	167	148	196	—	164	139
Undeveloped	416	—	64	58	385	—	60	57
Total Proved	635	—	231	206	581	—	224	196
Developed	15	—	74	115	12	—	73	108
Undeveloped	281	608	208	67	242	510	180	61
Total Probable	296	608	282	182	254	510	253	169

About 70% of our proved plus probable reserves relate to our Canadian oil sands properties. The synthetic oil reserves relate to our Long Lake and Kinosis K1A projects (referred to as Long Lake/K1A) and our non-operated interest in Syncrude. These reserves reflect bitumen which is upgraded on site into synthetic oil and are expected to be developed and produced through the existing facilities over the next 50 years. Our Kinosis K1A lands, a subset of the original Kinosis lease, will be developed in conjunction with Long Lake. The bitumen reserves relate to the remaining Kinosis lands (referred to as Kinosis) and the Hangingstone property. Project planning at Kinosis and Hangingstone is underway.

The remainder of our reserves are widely distributed throughout our oil and gas properties around the world in our offshore oil and gas operations in the UK North Sea, US Gulf of Mexico, Nigeria and onshore Canada and Colombia.

Proved Reserves

The following table provides a summary of the changes in our proved oil and gas reserves after royalties during 2012.

	Canada
	Oil Sands
(mmboe)	Syncrude Synthetic Oil	In Situ Synthetic Oil[1]	Gas	United Kingdom	United States	Other Countries [2]	Total
December 31, 2011	282	295	55	203	29	36	900
Extensions & Discoveries	7	7	—	4	—	3	21
Revisions – Technical	—	(9)	(2)	19	(1)	(2)	5
Revisions – Economic	7	4	(22)	1	(2)	1	(11)
Divestments	—	—	(11)	—	—	—	(11)
Production	(7)	(5)	(7)	(36)	(5)	(7)	(67)
December 31, 2012	289	292	13	191	21	31	837

(1)   Represents reserves at Long Lake/K1A.

(2)   Represents reserves in Yemen, Nigeria and Colombia.

During the year, proved reserves decreased by 63 mmboe primarily as a result of production. Net additions and revisions were largely offset by the sale of Canadian shale gas reserves.

Extensions and discoveries primarily relate to additions at Syncrude, the recognition of additional Long Lake acreage delineated through core hole drilling, additional Buzzard well locations and the extension of the Usan reservoir using demonstrated seismic-based technology.

Technical revisions resulted in a 5 mmboe net addition. The additions are primarily related to positive performance at our properties in the UK North Sea, and Block 51 in Yemen. These additions were partially offset by negative revisions at Long Lake/K1A primarily related to mapping updates as a result of our core hole drilling program. At Usan and US deep-water, the negative revisions are performance-related. At our Canada gas properties negative revisions are caused by reduced well maintenance programs as a result of low gas prices.

Economic revisions were primarily caused by negative revisions from lower North American natural gas prices and operating cost increases partially offset by positive revisions for oil sands properties.

Divestments relate to the sale of a 40% interest through a joint venture agreement in our Canadian shale gas assets in northeast British Columbia.

Proved Developed and Undeveloped Reserves

The following tables provide proved undeveloped reserves (PUDs) at December 31, 2012 and the changes during 2012:

	Canada
	Oil Sands
(mmboe)	Syncrude Synthetic Oil	In Situ Synthetic Oil [1]	Gas	United Kingdom	United States	Other Countries [2]	Total
December 31, 2011	116	261	16	49	8	16	466
Extensions & Discoveries	7	7	—	3	—	3	20
Revisions – Technical	(1)	(7)	—	4	3	(3)	(4)
Conversions [3]	—	(5)	(2)	(6)	(5)	(6)	(24)
Revisions – Economic	2	5	(8)	—	—	3	2
Divestments	—	—	(6)	—	—	—	(6)
December 31, 2012	124	261	—	50	6	13	454
PUD % [4]	43%	89%	0%	26%	29%	42%	54%

(1)   Represents reserves at Long Lake/K1A.

(2)   Represents reserves in Yemen, Nigeria and Colombia.

(3)   Technical Revisions.

(4)   Determined as a percentage of total proved reserves for that area.

In 2012, our PUDs decreased by 12 mmboe. Extensions and discoveries relate to Long Lake/K1A where we added reserves as a result of a delineation program, Syncrude where we added an additional year of production, additional wells at Buzzard, Ettrick and Solitaire in the UK and the recognition of additional reservoir at Usan using seismic-based technology. Negative technical revisions relate primarily to remapping at Long Lake/K1A, negative performance revisions at Usan which were partially offset by positive performance revisions in the US and UK. Economic revisions are primarily related to increases at oil sands properties where lower oil prices reduce royalty obligations and reductions from lower North American natural gas prices.

Approximately half of our proved reserves are undeveloped at December 31, 2012. More than 80% of these PUDs are located on our Canadian oil sand properties at Long Lake/K1A and Syncrude, which will be developed as we need bitumen feedstock to supply the upgraders during their expected lives. The in situ synthetic oil PUDs relate to reserves needed to supply the Long Lake upgrader over its expected life. They are expected to be converted to proved developed reserves over the next 29 years as we drill additional SAGD wells at Long Lake/K1A to offset declines from the initial wells. These wells were part of the initial field development plan and included in the project investment decision. The Syncrude synthetic oil PUDs relate to Syncrude’s Aurora South mine. The Aurora South mine is included in the Syncrude development plan and was contemplated in the project investment decision relating to the Stage 3 expansion completed in 2005. We do not consider this mine to be developed as the extraction equipment required to access the reserves has not yet been moved to the mine site. We are proceeding with planning for the development of the mine and other mining leases and expect to commence construction in five to six years. The Aurora South mine PUDs of 124 mmboe are expected to be converted to proved developed reserves in eight to ten years.

In Canada Gas, we have no remaining PUDs as the existing gas price is insufficient to support economic development of additional dry gas reserves.

In the UK North Sea, we have 50 mmboe of PUDs that relate primarily to development projects underway at Golden Eagle, Rochelle, Peregrine and Solitaire, and ongoing development of the Buzzard and Ettrick fields. All of these PUDs are expected to be converted within the next three years.

In our other international operations, 13 mmboe of PUDs relate primarily to Usan, offshore Nigeria. They will be converted over the next three years as additional wells are drilled and tied into the production facilities.

In 2012, we spent $1.5 billion on developing PUDs to proved developed reserves.

During the year, we converted 24 mmboe or about 5% of our PUDs that existed at the end of last year. The conversion rate in 2012 is low because about 85% of the PUDs relate to our oil sand projects at Long Lake/K1A where conversions take place over 29 years as the wells are needed to keep the Long Lake upgrader at capacity, and Syncrude where conversion will occur when the long cycle—time Aurora South mine is completed. Excluding these oil sand projects, we converted 21% of our 2011 PUDs to developed in 2012 and more than 80% of our PUDs over the last three years. We anticipate that our PUD conversion rate will vary considerably from year to year due to the stage and nature of projects associated with our oil and gas assets. The low conversion rate in 2012 is not necessarily indicative of future PUD conversion rates.

Excluding Long Lake/K1A and Syncrude, we expect to convert all of our PUDs to developed in the next four years. We have reviewed our PUDs and determined there are no material amounts in individual fields which have remained undeveloped for five years or more after they were initially recognized as proved reserves. We expect our ongoing exploration and development activities to continue to add new PUDs.

Following is a summary of our developed and undeveloped proved oil and gas reserves by country and product at December 31, 2012:

	Synthetic Oil (mmbbls)	Oil (mmbbls)	Gas (bcf)
Canada	196	—	74
United Kingdom	—	136	31
United States	—	10	34
Other Countries [1]	—	18	—
Developed	196	164	139
Canada	385	—	—
United Kingdom	—	45	35
United States	—	2	22
Other Countries [1]	—	13	—
Undeveloped	385	60	57

Total Proved	581	224	196

(1)   Represents reserves in Yemen, Nigeria and Colombia.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Therefore, probable reserves have a higher degree of uncertainty than proved reserves.

At December 31, 2012, we had 1,046 mmboe of probable reserves. During the year, our probable reserves decreased by 76 mmboe. The sale of Canadian shale gas reserves, conversions to proved and economic revisions were partially offset by additions related to projects in the US, oil sands and the UK.

The following provides a summary of the changes in our probable oil and gas reserves during 2012:

	Canada
	Oil Sands
(mmboe)	Syncrude Synthetic Oil	In Situ Synthetic Oil	In Situ Bitumen [1]	Gas	United Kingdom	United States	Other Countries [2]	Total
December 31, 2011	41	192	540	146	107	69	27	1,122
Extensions & Discoveries	7	37	—	—	7	89	—	140
Revisions — Technical	—	(26)	(1)	(7)	5	1	(1)	(29)
Conversions [3]	(7)	—	—	—	(19)	(2)	(3)	(31)
Revisions — Economic	1	9	(29)	(75)	(5)	(1)	(1)	(101)
Divestments	—	—	—	(55)	—	—	—	(55)
December 31, 2012	42	212	510	9	95	156	22	1,046

(1)   Includes reserves for which there are no definitive plans for upgrading at this time.

(2)   Represents reserves in Yemen, Nigeria and Colombia.

(3)   Technical Revisions.

Extensions and discoveries of 140 mmboe primarily relate to discoveries in the US Gulf of Mexico and additional delineation work for our Long Lake/K1A leases.

Technical revisions reduced probable reserves 29 mmboe and primarily reflect reduced oil in place expectations from the core hole drilling program at Long Lake/K1A.

Conversions reflect probable reserves that were converted to proved reserves as a result of increased expectations of producing the reserves based on advancement of development plans, positive production performance and/or drilling results.

Economic revisions primarily relate to lower North American natural gas prices and delays in our future development plans for bitumen projects. These delays reduced the amount of bitumen expected to be produced over a 50-year production period.

Divestments relate to the sale of a 40% interest in our Canadian shale gas assets in northeast British Columbia.

Probable Developed and Undeveloped Reserves

Following is a summary of our developed and undeveloped probable oil and gas reserves by country and product at December 31, 2012:

	Synthetic Oil (mmbbls)	Bitumen (mmbbls)	Oil (mmbbls)	Gas (bcf)
Canada	12	—	—	49
United Kingdom	—	—	64	23
United States	—	—	4	36
Other Countries [1]	—	—	5	—
Developed	12	—	73	108
Canada	242	510	—	—
United Kingdom	—	—	24	16
United States	—	—	139	45
Other Countries [1]	—	—	17	—
Undeveloped	242	510	180	61

Total Probable	254	510	253	169

(1)   Represents reserves in Yemen, Nigeria and Colombia.

Developed probable reserves typically reflect increased recovery factors and recompletions of other zones on producing wells. Undeveloped probable reserves reflect reserves that have not yet been drilled or the production facilities completed. They can also represent the reserves associated with higher recovery in proved undeveloped areas.

The majority of our probable reserves are undeveloped and primarily reflects incremental synthetic oil reserves related to future drilling required to keep the Long Lake upgrader full for 50 years, expected SAGD development of the bitumen resource at Kinosis and Hangingstone, and extension of the plant life and expected higher future yields at Syncrude. These probable reserves will typically be developed in conjunction with proved reserves, but can take longer periods to develop. The remaining probable undeveloped reserves relate to ongoing pad development of Horn River, discoveries in the Gulf of Mexico and discoveries offshore Nigeria. We expect these remaining probable undeveloped reserves will be developed over the next ten years.

Our oil sands projects are large scale developments with significantly longer production lives than conventional oil and gas projects. The proved and probable reserves associated with these projects are developed over a period of decades within the limits of facility capacity.

Net Sales by Product from Oil and Gas Operations

(Cdn$ millions)	2012	2011	2010 [1]
Conventional Crude Oil and Natural Gas Liquids (NGLs)	4,718	4,344	4,124
Synthetic Crude Oil	1,407	1,449	1,062
Natural Gas	262	327	410
Total	6,387	6,120	5,596

(1)   Includes results of discontinued operations (see Note 23 of our Consolidated Financial Statements).

Crude oil (including synthetic crude oil) and NGLs represent approximately 96% of our oil and gas net sales, while natural gas represents the remaining 4%.

Sales Prices and Production Costs

	Average Sales Price [1]			Average Production Cost [1]
	2012	2011	2010	2012	2011	2010
Crude Oil and NGLs (Cdn$/bbl)
Oil Sands – Syncrude	91.23	101.73	81.23	36.22	40.94	37.18
Oil Sands – In Situ	86.57	98.33	77.07	77.19	90.22	105.25
Canada – Other	—	—	61.39	—	—	20.97
United Kingdom	109.98	106.76	79.02	11.96	10.64	8.28
United States	102.10	99.65	76.73	19.82	13.22	10.76
Other Countries [2]	108.06	107.85	81.63	19.90	22.53	17.83
Natural Gas (Cdn$/mcf)
Canada	2.20	3.44	3.94	1.65	1.78	1.93
United Kingdom	7.86	7.42	5.28	1.99	1.77	1.38
United States	2.81	4.21	4.97	3.30	2.20	1.79
Corporate Average (Cdn$/boe)	89.81	91.46	70.11	20.77	21.30	17.40

(1)   Sales prices and unit production costs are calculated using our working interest production after royalties.

(2)         Includes Yemen, Nigeria and Colombia.

Oil and Gas Acreage

	Developed		Undeveloped [1]		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Oil Sands – In Situ	14	9	621	270	636	279
Oil Sands – Syncrude	117	8	131	10	248	18
Canada – Other [2]	593	446	911	461	1,504	907
United Kingdom	74	40	1,640	991	1,714	1,032
United States	125	63	1,167	520	1,292	583
Yemen [3]	4	4	511	511	515	515
Colombia [4]	2	—	1,617	1,531	1,619	1,531
Nigeria [2,3]	7	2	671	134	678	136
Poland [2]	—	—	2,258	903	2,258	903
Total [5]	936	572	9,528	5,332	10,464	5,904

(1)         Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit production of commercial quantities of crude oil and natural gas regardless of whether or not such acreage contains proved reserves.

(2)   The acreage is covered by joint venture agreements.

(3)   The acreage is covered by production-sharing contracts.

(4)   The acreage is covered by an association contract.

(5)         Approximately 21% of our net oil and gas acreage is scheduled to expire within three years if production is not established or we take no other action to extend the terms. We plan to continue the terms of many of these licences.

Producing Oil and Gas Wells

	Oil		Gas		Total
(number of wells)	Gross [1]	Net [2]	Gross [1]	Net [2]	Gross [1]	Net [2]
Canada	131	81	2,544	2,278	2,675	2,359
United Kingdom	67	34	—	—	67	34
United States	57	34	30	21	87	55
Yemen	54	54	—	—	54	54
Colombia	112	11	—	—	112	11
Nigeria	10	2	—	—	10	2
Total	431	216	2,574	2,299	3,005	2,515

(1)   Gross wells are the total number of wells in which we own an interest.

(2)   Net wells are the sum of fractional interests owned in gross wells.

Drilling Activity

	2012
	Net Exploratory				Net Development			Total
(number of wells)	Productive		Dry Holes	Total	Productive	Dry Holes	Total
Canada	1.0		—	1.0	18.0	—	18.0	19.0
United Kingdom	—		2.3	2.3	0.9	0.4	1.3	3.6
United States	0.4		0.5	0.9	—	—	—	0.9
Other Countries	3.3	[1]	—	3.3	1.9	—	1.9	5.2
Total	4.7		2.8	7.5	20.8	0.4	21.2	28.7

	2011
	Net Exploratory			Net Development			Total
(number of wells)	Productive	Dry Holes	Total	Productive	Dry Holes	Total
Canada	13.0	—	13.0	28.5	—	28.5	41.5
United Kingdom	—	3.9	3.9	1.7	0.9	2.6	6.5
United States	—	—	—	—	—	—	—
Other Countries	—	0.5	0.5	5.6	—	5.6	6.1
Total	13.0	4.4	17.4	35.8	0.9	36.7	54.1

	2010
	Net Exploratory			Net Development			Total
(number of wells)	Productive	Dry Holes	Total	Productive	Dry Holes	Total
Canada	9.0	—	9.0	21.5	—	21.5	30.5
United Kingdom	2.0	1.3	3.3	5.3	0.4	5.7	9.0
United States	0.5	—	0.5	0.8	—	0.8	1.3
Other Countries	—	0.7	0.7	12.6	0.5	13.1	13.8
Total	11.5	2.0	13.5	40.2	0.9	41.1	54.6

(1)         Includes six shale gas exploration wells (3.0 net) drilled and technical analysis to establish productivity has yet to be concluded.

Present Activities

At December 31, 2012, we were drilling seven wells in the United Kingdom (3.3 net), seventeen wells in Canada (11.0 net), two wells in Colombia (2.0 net) and one well in Nigeria (0.2 net).

SUPPLEMENTARY DATA

Oil and Gas Producing Activities

The following oil and gas information is provided in accordance with the Financial Accounting Standards Board (FASB) Topic 932 Extractive Activities — Oil and Gas.

(A) RESERVE QUANTITY INFORMATION

The net proved reserves represent management’s estimate of remaining proved oil and gas reserves after royalties. Every year, reserve estimates for each property are internally prepared. Our estimates of proved oil and gas reserves are determined through analysis of geological and engineering data, and demonstrate reasonable certainty that they are recoverable from known reservoirs under existing economic and operating conditions based on the 12-month average prices. See Basis of Reserves Estimates on pages 14 to 16 for a description of our oil and gas reserves estimation process.

						Canada
	Total – By Product					Oil Sands
	Total (mmboe)	Synthetic Oil (mmbbls)	Bitumen (mmbbls)	Oil (mmbbls)	Gas (bcf)	Syncrude Synthetic Oil (mmbbls)	In Situ Synthetic Oil (mmbbls)	In Situ Bitumen (mmbbls)	Oil (mmbbls)	Gas (bcf)
Proved Reserves after Royalties
December 31, 2009	920	579	—	272	411	288	291	—	31	244
Extensions and Discoveries	66	10	—	36	121	7	3	—	—	90
Revisions – Technical	27	(3)	—	27	21	—	(3)	—	—	(16)
Revisions – Economic	13	12	—	1	1	8	4	—	—	7
Acquisitions	1	—	—	1	3	—	—	—	—	—
Divestments	(30)	—	—	(29)	(8)	—	—	—	(29)	(8)
Production	(79)	(11)	—	(53)	(90)	(7)	(4)	—	(2)	(42)
December 31, 2010	918	587	—	255	459	296	291	—	—	275
Extensions and Discoveries	107	86	—	1	124	7	79	—	—	116
Revisions – Technical	(34)	(59)	—	24	8	—	(59)	—	—	3
Revisions – Economic	(23)	(25)	—	6	(27)	(14)	(11)	—	—	(26)
Acquisitions	—	—	—	—	—	—	—	—	—	—
Divestments	—	—	—	—	—	—	—	—	—	—
Production	(68)	(12)	—	(43)	(82)	(7)	(5)	—	—	(43)
December 31, 2011	900	577	—	243	482	282	295	—	—	325
Extensions and Discoveries	21	14	—	7	1	7	7	—	—	—
Revisions – Technical	5	(9)	—	16	(7)	—	(9)	—	—	(9)
Revisions – Economic	(11)	11	—	1	(139)	7	4	—	—	(130)
Acquisitions	—	—	—	—	—	—	—	—	—	—
Divestments	(11)	—	—	—	(69)	—	—	—	—	(69)
Production	(67)	(12)	—	(43)	(72)	(7)	(5)	—	—	(43)
December 31, 2012	837	581	—	224	196	289	292	—	—	74

Proved Undeveloped
December 31, 2010	472	358	—	94	122	114	244	—	—	44
December 31, 2011	466	377	—	64	154	116	261	—	—	99
December 31, 2012	454	385	—	60	57	124	261	—	—	—

Proved Developed [3]
December 31, 2010	446	229	—	161	337	182	47	—	—	231
December 31, 2011	434	200	—	179	328	166	34	—	—	226
December 31, 2012	383	196	—	164	139	165	31	—	—	74

	United Kingdom		United States		Other Countries [1,2]
	Oil (mmbbls)	Gas (bcf)	Oil (mmbbls)	Gas (bcf)	Oil (mmbbls)
Proved Reserves after Royalties
December 31, 2009	169	17	19	150	53
Extensions and Discoveries	35	29	—	2	1
Revisions — Technical	25	32	1	5	1
Revisions — Economic	1	—	—	(6)	—
Acquisitions	1	3	—	—	—
Divestments	—	—	—	—	—
Production	(38)	(14)	(3)	(34)	(10)
December 31, 2010	193	67	17	117	45
Extensions and Discoveries	1	7	—	1	—
Revisions — Technical	24	3	—	2	—
Revisions — Economic	7	(1)	—	—	(1)
Acquisitions	—	—	—	—	—
Divestments	—	—	—	—	—
Production	(32)	(10)	(3)	(29)	(8)
December 31, 2011	193	66	14	91	36
Extensions and Discoveries	4	1	—	—	3
Revisions — Technical	17	13	1	(11)	(2)
Revisions — Economic	1	—	(1)	(9)	1
Acquisitions	—	—	—	—	—
Divestments	—	—	—	—	—
Production	(34)	(14)	(2)	(15)	(7)
December 31, 2012	181	66	12	56	31

Proved Undeveloped
December 31, 2010	55	55	5	23	34
December 31, 2011	44	34	4	21	16
December 31, 2012	45	35	2	22	13

Proved Developed [3]
December 31, 2010	138	12	12	94	11
December 31, 2011	149	32	10	70	20
December 31, 2012	136	31	10	34	18

(1)         Proved developed oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.

(2)         Under the terms of the Masila and the Block 51 production sharing contracts, production was divided into cost recovery oil and profit oil. The Government’s share of profit oil represents its royalty interest and an amount for income taxes payable in Yemen. Yemen’s net proved reserves were determined using the economic interest method and include our share of future cost recovery and profit oil after the Government’s royalty interest, but before reserves relating to income taxes payable. Under this method, reported reserves increased as oil prices decreased (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices. Production included volumes used for fuel.

(3)         Represents reserves in Yemen, Nigeria and Colombia.

(B) CAPITALIZED COSTS

(Cdn$ millions)	Proved Properties	Unproved Properties	Accumulated DD&A	Capitalized Costs
December 31, 2012
United Kingdom	6,406	1,519	(4,200)	3,725
Canada	2,236	260	(1,421)	1,075
Oil Sands In Situ	5,921	712	(384)	6,249
Oil Sands Syncrude	1,981	—	(469)	1,512
United States	3,936	269	(3,020)	1,185
Other Countries	2,774	175	(1,008)	1,941
Total Capitalized Costs	23,254	2,935	(10,502)	15,687
December 31, 2011
United Kingdom	5,967	1,136	(3,707)	3,396
Canada	2,451	476	(1,230)	1,697
Oil Sands In Situ	5,304	611	(205)	5,710
Oil Sands Syncrude	1,733	—	(411)	1,322
United States	4,066	263	(3,069)	1,260
Other Countries	2,483	83	(648)	1,918
Total Capitalized Costs	22,004	2,569	(9,270)	15,303
December 31, 2010
United Kingdom	5,412	977	(3,055)	3,334
Canada	1,909	589	(870)	1,628
Oil Sands In Situ	4,957	799	(91)	5,665
Oil Sands Syncrude	1,519	—	(359)	1,160
United States	3,666	258	(2,727)	1,197
Other Countries	3,647	53	(2,370)	1,330
Total Capitalized Costs	21,110	2,676	(9,472)	14,314

(C) COSTS INCURRED

(Cdn $millions)	Total Oil and Gas	United Kingdom	Canada Gas	Oil Sands In Situ	Oil Sands Syncrude	United States	Other Countries
Year Ended December 31, 2012
Property Acquistion Costs
Proved	—	—	—	—	—	—	—
Unproved	12	—	—	—	—	12	—
Exploration Costs	752	202	53	100	—	255	142
Development Costs	2,732	1,003	355	618	256	156	344
Total Costs Incurred	3,496	1,205	408	718	256	423	486
Year Ended December 31, 2011
Property Acquistion Costs
Proved	—	—	—	—	—	—	—
Unproved	17	12	3	—	—	2	—
Exploration Costs	902	87	391	114	—	154	156
Development Costs	2,123	644	135	299	222	229	594
Total Costs Incurred	3,042	743	529	413	222	385	750
Year Ended December 31, 2010
Property Acquistion Costs
Proved	79	79	—	—	—	—	—
Unproved	552	176	315	—	—	61	—
Exploration Costs	540	35	222	60	—	120	103
Development Costs	1,758	658	66	175	142	152	565
Total Costs Incurred	2,929	948	603	235	142	333	668

(D) RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

(Cdn$ millions)	Total Oil and Gas	United Kingdom	Canada Gas [1]	Oil Sands In Situ	Oil Sands Syncrude	United States	Other Countries [2]
Year Ended
December 31, 2012
Net Sales	6,384	3,889	97	726	666	303	703
Production Costs	1,474	439	71	466	264	100	134
Exploration Expense	429	117	79	1	—	204	28
Depreciation, Depletion, Amortization and Impairment	1,895	752	245	192	66	269	371
Other Expenses (Income)	400	18	(100)	287	33	111	51
Results of Operations before Income Taxes	2,186	2,563	(198)	(220)	303	(381)	119
Year Ended
December 31, 2011
Net Sales	6,113	3,432	111	688	713	388	781
Production Costs	1,399	353	57	439	287	99	164
Exploration Expense	368	84	43	2	—	105	134
Depreciation, Depletion, Amortization and Impairment	1,859	631	417	384	60	291	76
Other Expenses (Income)	352	(43)	53	242	27	33	40
Results of Operations before Income Taxes	2,135	2,407	(459)	(379)	339	(140)	367
Year Ended
December 31, 2010
Net Sales	5,595	3,115	283	443	580	424	750
Production Costs	1,354	337	119	373	265	97	163
Exploration Expense	328	67	41	1	—	115	104
Depreciation, Depletion, Amortization and Impairment	1,589	783	205	94	53	334	120
Other Expenses (Income)	(465)	7	(723)	118	21	72	40
Results of Operations before Income Taxes	2,789	1,921	641	(143)	241	(194)	323

(1)   Includes the results of discontinued operations.

(2)   Includes results of operations for Nigeria, Colombia and Yemen.

(E) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The following disclosure is based on estimates of net proved reserves and the period during which they are expected to be produced. Future cash inflows are computed by applying average annual prices to our after royalty share of estimated annual future production from proved oil and gas reserves. Future cash inflows were computed using the average first-day-of-the-month prices for the year held constant. Future development, production and abandonment costs to be incurred in producing and further developing the proved reserves are based on existing cost indicators. Future income taxes are computed by applying year-end statutory tax rates. These rates reflect allowable deductions and tax credits, and are applied to the estimated pre-tax future net cash flows.

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

·                  use of a 10% discount rate is arbitrary; and

·                  prices change constantly from the prices used.

		Canada
		Oil Sands
(Cdn$ millions)	Total	Syncrude Synthetic Oil	In Situ Synthetic Oil	Gas	United Kingdom	United States	Other Countries
December 31, 2012
Future Cash Inflows	78,680	27,030	26,321	158	20,342	1,408	3,421
Future Production Costs	36,997	15,275	15,286	146	5,035	412	843
Future Development Costs	6,733	831	4,265	9	1,182	203	243
Future Dismantlement and Site Restoration Costs	2,404	175	167	175	1,261	506	120
Future Income Tax	9,891	1,227	510	—	8,127	—	27
Future Net Cash Flows	22,655	9,522	6,093	(172)	4,737	287	2,188
10% Discounted Factor	13,476	6,884	5,049	(46)	1,129	35	425
Standardized Measure	9,179	2,638	1,044	(126)	3,608	252	1,763
December 31, 2011
Future Cash Inflows	87,256	29,058	30,189	1,141	21,199	1,838	3,831
Future Production Costs	37,688	14,312	17,076	808	4,364	378	750
Future Development Costs	7,688	1,433	3,853	201	1,485	196	520
Future Dismantlement and Site Restoration Costs	2,281	175	187	194	1,108	508	109
Future Income Tax	12,223	1,941	1,242	—	8,978	—	62
Future Net Cash Flows	27,376	11,197	7,831	(62)	5,264	756	2,390
10% Discounted Factor	15,984	7,855	6,037	(60)	1,353	160	639
Standardized Measure	11,392	3,342	1,794	(2)	3,911	596	1,751
December 31, 2010
Future Cash Inflows	69,323	23,998	23,293	1,049	15,594	1,831	3,558
Future Production Costs	33,631	14,002	13,200	706	4,437	449	837
Future Development Costs	6,875	1,061	3,142	95	1,608	253	716
Future Dismantlement and Site Restoration Costs	2,226	182	147	242	1,094	432	129
Future Income Tax	6,251	1,241	416	—	4,433	—	161
Future Net Cash Flows	20,340	7,512	6,388	6	4,022	697	1,715
10% Discounted Factor	11,875	5,579	4,665	(65)	985	126	585
Standardized Measure	8,465	1,933	1,723	71	3,037	571	1,130

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

(Cdn$ millions)	2012	2011	2010
Beginning of Year	11,392	8,465	6,293
Sales and Transfers of Oil and Gas Produced, Net of Production Costs	(4,664)	(3,244)	(3,018)
Net Changes in Prices and Production Costs Related to Future Production	(2,249)	5,554	3,364
Extensions, Discoveries and Improved Recovery, Less Related Costs	460	537	373
Changes in Estimated Future Development and Dismantlement Costs	(373)	(939)	(580)
Previous Estimated Future Development and Dismantlement Costs Incurred During the Period	1,515	1,300	782
Revisions of Previous Quantity Estimates	758	1,930	1,245
Accretion of Discount	1,814	1,183	901
Purchase of Reserves in Place	8	(3)	51
Sales of Reserves in Place	(22)	(10)	(301)
Net Change in Income Taxes	540	(3,381)	(645)
End of Year	9,179	11,392	8,465

APPENDIX C— FORM 51-101F2

REPORT ON RESERVES DATA BY INTERNAL QUALIFIED RESERVES EVALUATOR

To the board of directors of Nexen Inc. (the Company):

1.              The Company’s staff and I have evaluated 100% of the Company’s reserves data as at December 31, 2012. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs in accordance with National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (the Reserves Data).

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

4.              The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data:

Location of Reserves (country or foreign geographic region)	Net Present Value of Future Net Revenue of Reserves Evaluated (before income taxes, 10% discount rate) (Cdn $millions)
United Kingdom	13,255
Canada	8,169
United States	3,156
Other	2,146
Total Company	26,726

5.              Among other things, with respect to matters regarding royalties, operating costs, development plans and costs, abandonment plans and costs, and income taxes (where applicable), I have placed reasonable reliance on the information and decisions of others in their areas of authority, responsibility and expertise within the Company.

6.              I am not independent of the Company, within the meaning of the term “independent” under National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities.

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

DATED as of this 24th day of February, 2013.

(signed) Ian R. McDonald
Ian R. McDonald, P. Eng.
Nexen Inc.
Internal Qualified Reserves Evaluator
Calgary, Alberta

APPENDIX D— FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON NI 51-101 OIL AND GAS DISCLOSURE

Management of Nexen Inc. (the Company) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012 estimated using forecast prices and costs in accordance with National Instrument 51-101 (the Reserves Data).

The Company’s reserves evaluation staff, including our Internal Qualified Reserves Evaluator (the IQRE) who is an employee of the Company, have evaluated the Company’s Reserves Data. The report of the IQRE accompanies this report.

The Reserves Committee of the board of directors of the Company has

a)             reviewed the Company’s procedures used by the IQRE and other internal qualified reserves evaluators to prepare the Reserves Data;

b)             met with the IQRE to determine whether any restrictions affected the ability of the IQRE to report without reservation; and

c)              reviewed the Reserves Data with management and the IQRE.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

a)             the content and filing with securities regulatory authorities of Form 51-101F1 containing the Reserves Data and other oil and gas information;

b)             the filing of a report on the Reserves Data by the IQRE; and

c)              the content and filing of this report.

Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 24th day of February, 2013.

(signed) Kevin J. Reinhart	(signed) Una M. Power
Kevin J. Reinhart	Una M. Power
Interim President and	Interim Chief Financial Officer
Chief Executive Officer

(signed) William B. Berry	(signed) S. Barry Jackson
William B. Berry	S. Barry Jackson
Director	Director

NEXEN INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)

The following should be read in conjunction with the Consolidated Financial Statements of Nexen Inc. as at and for the year ended December 31, 2012. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The date of this discussion is February 24, 2013. Unless otherwise noted, tabular amounts are in millions of Canadian dollars. Oil and gas volumes, reserves and related performance measures are presented on a working-interest before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, we have provided information on an after-royalty basis.

Investors should read the “Forward-Looking Statements” on page 105.

Proved and probable reserves estimates included in this MD&A have been prepared in accordance with National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities (NI 51-101). We have also prepared reserves estimates and disclosures in accordance with SEC requirements, which are included in Appendix B of our 2012 Annual Information Form (AIF).

Our AIF is available from our public filings with the Canadian Securities Administrators at www.sedar.com or from our website www.nexeninc.com. Investors should read the “Special Note to Investors” on page 33 in our 2012 AIF for a qualitative description of the differences between NI 51-101 and SEC reserve estimates and disclosures.

EXECUTIVE SUMMARY

(Cdn$ millions, except otherwise indicated)	2012	2011	2010
Production before Royalties [1](mboe/d)	198	207	246
Production after Royalties (mboe/d)	189	186	220

Total Revenue and Other Income	6,711	6,853	7,266
Cash Flow from Operations [2,3]	2,651	2,368	2,150
Net Income [2]	333	697	1,127
Earnings per Common Share, Basic [2] ($/share)	0.61	1.32	2.15
Earnings per Common Share, Diluted [2] ($/share)	0.61	1.24	2.09
Dividends per Common Share ($/share)	0.20	0.20	0.20
Dividends per Preferred Share ($/share)	1.0178	—	—
Total Assets	20,537	20,068	19,647
Net Debt [4]	3,114	3,538	4,085

1            Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. At Long Lake, we report bitumen as production.

2            Includes results of discontinued operations in 2011 and 2010 (see Note 23 of our Consolidated Financial Statements).

3            Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 104.

4            Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 104.

Cash flow from operations increased 12% from 2011. Production before royalties averaged 197,900 boe/d in 2012, 4% lower than 2011. Production after royalties increased 2% as lower-royalty production at Usan, offshore Nigeria, offset the expiry of the Yemen Masila contract. Our weighting to crude oil prices, in particular to Brent crude oil, allowed us to realize a cash netback of $46.11/boe in 2012, 15% higher than last year.

Net income was 52% lower than the prior year. This primarily reflects the impact of higher share-based compensation expense as a result of the increase in our share price in part due to the proposed CNOOC Limited (CNOOC) acquisition, and lower gains from asset dispositions. Last year, net income included pre-tax gains of $386 million from asset dispositions compared to $194 million in 2012.

Our financial position remained strong and we continued to reduce net debt in 2012. We used proceeds from our joint venture sale and the issuance of $200 million of preferred shares to strengthen our balance sheet.

CORPORATE UPDATE

CNOOC Acquisition of Nexen

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC proposed to acquire all of the outstanding and preferred shares of Nexen Inc. for approximately US$15 billion in cash. The transaction was approved by the common and preferred shareholders on September 20, 2012 and all regulatory approvals have been received. The transaction is expected to close the week of February 25, 2013. Following close of the transaction, future activities of the Company will be directed by CNOOC.

CAPITAL INVESTMENT

In 2012, we continued to focus on key investment areas including Athabasca oil sands, Canadian shale gas and conventional offshore opportunities in the North Sea, deep-water Gulf of Mexico, and offshore Nigeria. We invested $3,072 million in oil and gas activities and increased our proved plus probable reserves by 60 mmboe. Additional information on our oil and gas reserves can be found in Reserves, Production and Related Information on page 14 of our 2012 AIF.

	Capital Investment (Cdn$ millions)		Production [1] (mmboe)	Proved Reserve Increase [1,3] (mmboe)	Probable Reserve Increase [1,3] (mmboe)
Conventional Oil and Gas	1,740		54	10	75
Oil Sands	894		15	5	(33)
Shale Gas	438	[2]	3	2	1
Total Oil and Gas	3,072		72	17	43

1            Before royalties.

2            Approximately $264 million was recovered on closing of the sale of a 40% working interest in our Canadian shale gas development.

3            Before production and dispositions.

Our 2012 proved reserve additions are not necessarily indicative of future annual additions which will be dependent on such factors as oil and gas prices, capital allocations, nature of our drilling programs, exploration success and expected timing of proceeding with development of reserves discovered. A significant portion of our properties involve large-scale, multi-year development projects and as a result, we review this over the longer term.

Our investment details in 2012 are highlighted below:

(Cdn$ millions)	2012		2011
Conventional Oil & Gas
UK North Sea	1,022		583
Nigeria	336		543
US Gulf of Mexico	344		216
Other	38		183
	1,740		1,525
Oil Sands
Long Lake, Kinosis and Other In Situ	690		397
Syncrude	204		124
	894		521
Shale Gas
Northeast British Columbia	346	[1]	398
Other	92		72
	438		470

Total Oil and Gas	3,072		2,516
Corporate and Other	52		59
Total Capital	3,124		2,575

1            Approximately $264 million was recovered on closing of the sale of a 40% working interest in our Canadian shale gas development.

Conventional Oil and Gas

United Kingdom

The Golden Eagle development is progressing towards first oil in late 2014. Fabrication of the platform facilities is well underway and construction is on time and on budget. The facility will have a capacity of 70,000 boe/d (26,000 boe/d net to Nexen). We’ve received regulatory approval to proceed with development of the Solitaire field, a satellite field which will be tied back to the Golden Eagle facility.

We continue to progress other development projects in the North Sea. The Telford TAC well came on-stream in 2012. Development work is currently underway on the Rochelle field, which is expected to be tied into our Scott platform and come on stream in 2013.

We maintain an active UK exploration program. Drilling continues on our North Uist exploration prospect, which is located west of the Shetland Islands. Results are expected in 2013.

North America

Our priority in the Gulf of Mexico is focused on continuing our exploration and appraisal program in the Norphlet play, including the Appomattox structure. At Appomattox, we have booked approximately 106 million barrels of probable reserves (net to Nexen) in the northeast and south fault block structures to date. We have five more exploration and appraisal targets in the Norphlet play that we plan to test over the next twelve months. Results from these wells will allow us to progress a proposed development plan for the Appomattox area.

During 2012, we concluded negotiations around the Knotty Head-Pony field unitization. Nexen was the operator of the Knotty Head portion of the field and had a 25% working interest. Under the new equity agreement, Hess Corporation is the operator of the expanded Knotty Head-Pony project and all parties have a 20% working interest. The project has been renamed Stampede.

Other Countries

Oil production from Usan, offshore Nigeria started in February 2012. Since then, we have brought eleven wells on-stream and rates are approximately 120,000 bbls/d (24,000 bbls/d net to Nexen).

Oil Sands

Long Lake

At Long Lake, our focus is on advancing the 60 additional wells to fill the upgrader. This year, we brought pads 12 and 13 on stream. These 18 wells are expected to continue to ramp up in 2013. Earlier in the year, we received regulatory and partner approvals for pads 14, 15 and Kinosis K1A and began drilling operations there in the third quarter.

A significant turnaround was completed at Long Lake in 2012. During the turnaround, we carried out all required regulatory inspections, scheduled maintenance and preliminary preparation for future pads as planned without encountering any significant issues.

Shale Gas

Northeast British Columbia

Our previously announced joint venture agreement with INPEX Gas British Columbia Ltd. (IGBC) closed in August. We received $821 million of cash comprised of the cash consideration, reimbursement of IGBC’s share of costs since July 1, 2011 (effective date) and IGBC’s carry component of our costs since July 1, 2011.

We completed and brought on-stream another 18-well pad during the year. Production from this pad came on-stream in late September, ahead of schedule. We also began drilling a 10-well pad in the Horn River late in the year. Lease earning activities are underway on our Liard acreage.

FINANCIAL RESULTS

Year-to-Year Change in Net Income

(Cdn$ millions)	2012 vs 2011
Net Income for 2011 [1]	697
Favourable (Unfavourable) Variances [2]
Production Volumes, After Royalties
Crude Oil	291
Natural Gas	(33)
Change in Crude Oil Inventory for Sale	94
Total Volume Variance	352
Realized Commodity Prices
Crude Oil	(12)
Natural Gas	(68)
Total Price Variance	(80)
Oil & Gas Operating Expense	(75)
Oil & Gas Depreciation, Depletion, Amortization and Impairment	(36)
Exploration Expense	(61)
Corporate Expense [3]	27
Share-based Compensation	(262)
Income Taxes	(149)
Foreign Exchange	(85)
Non-recurring Events
Pre-tax Gain on Shale Gas Joint Venture	142
Prior Year Gains on Disposition and Loss on Debt Redemption and Repurchase	(295)
UK Income Tax Rate Change	207
Other	(49)
Net Income for 2012	333

1            Includes results of discontinued operations (see Note 23 of our Consolidated Financial Statements).

2            All amounts are presented before provision for income taxes.

3            Includes general & administrative expense, finance costs and energy marketing results.

Significant variances in net income are explained in the sections that follow.

OIL & GAS

Production

	2012		2011
	Before Royalties[1]	After Royalties	Before Royalties[1]	After Royalties

Conventional Oil and Gas (mboe/d)
United Kingdom	99.0	98.5	90.0	89.7
North America [2]	35.9	33.6	43.1	39.9
Other Countries [3]	22.1	18.4	34.5	19.7
Oil Sands
Long Lake Bitumen [4]	20.2	19.0	18.6	17.3
Syncrude	20.7	19.9	20.9	19.2
Total Production	197.9	189.4	207.1	185.8

Total Crude Oil and Liquids (mboe/d)	163.3	156.4	167.3	148.3
Total Natural Gas (mmcf/d)	207	198	239	225

1            We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2            Includes shale gas production in Canada.

3            Includes Nigeria, Yemen and Colombia.

4            We report Long Lake bitumen as production.

2012 VS 2011 — HIGHER VOLUMES INCREASED NET INCOME $352 MILLION

Production before royalties averaged 197,900 boe/d in 2012, 4% lower than 2011; whereas production after royalties increased 2% as lower-royalty production at Usan, offshore Nigeria, offset production lost from the expiry of the Yemen Masila contract. During 2012, production increased at Long Lake and in the UK North Sea, despite major facility turnarounds.

The following table summarizes our production changes year-over-year:

(mboe/d)	Before Royalties	After Royalties
2011 Production	207	186
Production Changes
Nigeria	16	14
United Kingdom	9	9
Oil Sands — Long Lake Bitumen	2	2
North America	(7)	(6)
Yemen	(29)	(16)
2012 Production	198	189

Production in the fourth quarter of 2012 averaged 195,800 boe/d (187,100 boe/d after royalties), 15,300 boe/d higher than the previous quarter. Scheduled major turnarounds in the UK North Sea and at Long Lake were completed early in the fourth quarter of 2012, which allowed the fields to resume normal operations. Compared to the fourth quarter of 2011, production decreased 12,300 boe/d primarily as a result of the expiry of the Masila contract in Yemen and scheduled major turnarounds in the UK North Sea. These shortfalls were partially offset by improved production at Syncrude.

Conventional Oil and Gas

United Kingdom

UK production increased 10% over last year to average 99,000 boe/d, despite downtime for scheduled turnarounds on the Buzzard and Scott/Telford platforms.

Improved uptime at Buzzard resulted in an 11% increase in production to 69,300 boe/d in 2012. The scheduled major turnaround at Buzzard was completed in the fourth quarter with no significant issues encountered. Our production efficiency rate at Buzzard was 85% before planned shutdowns.

Production from the Ettrick/Blackbird field contributed 15,900 boe/d to our annual volumes, a 9% increase over last year. This increase reflects a full year of production from the Blackbird field that came on-stream in November 2011.

Scott/Telford averaged 13,800 boe/d, 6% higher than 2011 primarily as a result of improved operating efficiencies and the tie-in of the Telford TAC well. This was partially offset by natural declines in the Scott field and a scheduled turnaround on the Scott platform. Tie-in of the Telford TAC development well was completed in the first quarter of 2012.

North America

Production in North America decreased 17% from last year to average 35,900 boe/d, primarily due to declines in mature conventional fields in the US Gulf of Mexico and Canada. These declines were partially offset by increases from shale gas in northeast British Columbia.

Production in Canada increased in 2012 despite the sale of a 40% working interest in our northeast British Columbia shale gas operations in August. Shale gas production at Horn River averaged 53 mmcf/d for the year, 38% higher than the previous year. This increase reflects a full year of production from our nine-well pad that came on-stream in October 2011 and new production from our 18-well pad that came on-stream in September 2012. Production from our conventional gas and CBM properties in western Canada declined 19% from the same period last year as a result of natural declines from limited capital investment in a weak natural gas price environment.

Production in the Gulf of Mexico averaged 15,600 boe/d in 2012, 31% lower than 2011. Higher water content in the Longhorn field and extended third-party facility maintenance at Wrigley contributed to the reduction. This was partially offset by restoring production at the Green Canyon 6/137 fields in the third quarter, which have been off-line since Hurricane Ike in 2008.

Other Countries

First oil at Usan, offshore Nigeria, was achieved in February 2012. Eleven wells are now on-stream and production averaged 80,500 bbls/d (16,100 net to Nexen) in 2012. Fourth quarter production averaged 109,000 bbls/d (21,800 bbls/d net to us).

Our Masila contract with the Yemen government expired in December 2011. We continue to operate Block 51 in Yemen and current production is approximately 4,300 bbls/d. Production from Colombia decreased 12% from last year to average 1,500 bbls/d in 2012.

Oil Sands

Long Lake

Long Lake production averaged 31,100 bbls/d (20,200 bbls/d net to us) during the year, an increase of 2,500 bbls/d (1,600 bbls/d net to us) despite the scheduled major facility turnaround in the third quarter of 2012. The increase reflects continued ramp-up of pad 11 and well optimization activities on the first ten pads. Additionally, first oil from pads 12 and 13 began during the second half of the year.

Syncrude

Syncrude production averaged 20,700 bbls/d for the year, which is comparable to 2011 production rates. Turnarounds on coker 8-1 and 8-3, as well as other maintenance activities, were completed during the year.

Commodity Prices

	2012	2011
Crude Oil
Dated Brent (Brent) (US$/bbl)	111.99	111.28
West Texas Intermediate (WTI) (US$/bbl)	94.20	95.12

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	109.98	106.76
North America	101.91	99.56
Other Countries [1]	108.06	107.49
Oil Sands — Long Lake	86.57	98.33
Oil Sands — Syncrude	91.23	101.73

Corporate Average (Cdn$/bbl)	104.64	105.21
Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	2.82	4.03
AECO (Cdn$/mcf)	2.28	3.48
Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	7.86	7.42
North America	2.37	3.81

Corporate Average (Cdn$/mcf)	3.38	4.31
Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	89.81	91.46

Average Foreign Exchange Rate — Canadian to US Dollar	1.0004	1.0117

1            Includes Nigeria, Yemen and Colombia.

2012 VS 2011 — LOWER REALIZED COMMODITY PRICES REDUCED NET INCOME BY $80 MILLION

Crude oil prices in 2012 were relatively consistent with 2011. The Brent benchmark price averaged US$111.99/bbl in 2012. WTI was slightly lower than 2011, averaging US$94.20/bbl. This contributed to a realized average crude oil price of $104.64/bbl as approximately 75% of our crude oil production is sold based on the Brent benchmark. On average, synthetic crude prices decreased from 2011 as higher production in Canada and the US further congested pipelines and storage systems. We receive synthetic crude oil prices for our Long Lake Premium Synthetic Crude™ (PSC™) and Syncrude sales.

In North America, NYMEX and AECO natural gas prices decreased 30% and 34% from the prior year, respectively. Our realized natural gas price decreased 22% to average $3.38/mcf, as a portion of our natural gas production is located in the UK North Sea where prices are higher.

The Canadian/US exchange rate averaged close to par during 2012, a decrease of 1 cent relative to 2011. This change increased sales by approximately $69 million.

Operating Expenses

(Cdn$ millions)	2012		2011
Conventional Oil and Gas
United Kingdom	439		353
North America	171		156
Other Countries [1]	134		164
Oil Sands
Long Lake [2]	466		439
Syncrude	264		287
Total Oil and Gas Operating Expense	1,474		1,399

(Cdn$/boe)
Conventional Oil and Gas
United Kingdom	11.89		10.60
North America	13.09		11.15
Other Countries [1]	16.84		12.73
Oil Sands
Long Lake [2]	71.87	[3]	83.44
Syncrude	34.86		37.78
Average Oil and Gas Operating Expense per boe [4]	19.86		19.00

1            Includes Nigeria, Yemen and Colombia.

2            Excludes activities related to third-party bitumen purchased, processed and sold.

3            Excludes costs related to turnaround activities.

4            Operating expenses per boe are total oil and gas operating costs divided by working interest sales, before royalties.

2012 VS 2011 — HIGHER OIL AND GAS OPERATING EXPENSES REDUCED NET INCOME BY $75 MILLION

Oil and gas operating costs increased $75 million. This increased our corporate average per-unit operating costs by $0.86/boe.

Per-unit operating costs in the UK North Sea increased 12% during the year primarily due to the costs related to the turnarounds being completed at Scott/Telford and Buzzard. At Ettrick and Scott/Telford, per unit costs were also impacted by additional sub-sea maintenance, diesel consumption and volume-related tariff increases.

In North America, reduced production volumes combined with relatively fixed costs, increased our average per-unit operating costs. In other countries, the expiration of the Masila contract in Yemen and new production at Usan, offshore Nigeria increased our corporate average.

Long Lake per-unit operating expenses exclude costs directly related to the scheduled turnaround activity in the third quarter. For 2012, operating costs per boe at Long Lake were 14% lower due to higher production volumes. As the majority of the operating costs at Long Lake are fixed, higher production volumes have a significant impact on per-unit operating costs.

Depreciation, Depletion, Amortization and Impairment (DD&A)

(Cdn$ millions)	2012	2011
Conventional Oil and Gas
United Kingdom	752	631
North America	277	386
Other Countries [1]	371	76
Oil Sands
Long Lake	192	131
Syncrude	66	60
Impairment	237	322
Derecognition of Oil Sands Costs	—	253
Total Oil and Gas DD&A	1,895	1,859

(Cdn$/boe)
Conventional Oil and Gas
United Kingdom	20.46	18.92
North America	21.15	23.72
Other Countries [1]	46.63	5.99
Oil Sands
Long Lake	28.16	18.36
Syncrude	8.73	7.85
Average Oil and Gas DD&A per boe [2]	22.91	16.39

1            Includes Nigeria, Yemen and Colombia.

2            DD&A per boe is our DD&A for oil and gas operations divided by our working interest sales, before royalties and excludes impairment charges and derecognition of oil sands costs described in Note 5 of our Consolidated Financial Statements.

2012 VS 2011 — HIGHER OIL AND GAS DD&A DECREASED NET INCOME BY $36 MILLION

DD&A expense increased by $36 million. Lower estimated future natural gas prices and revisions to abandonment costs resulted in a $237 million non-cash impairment charge for mature conventional gas properties in North America in 2012. DD&A in 2011 includes non-cash impairment charges of $322 million for oil and gas properties in North America and $253 million of previously capitalized design and engineering costs for future phases at Long Lake.

On a per-unit basis, average DD&A rates increased in 2012 with new higher-cost developments such as Usan coming on-stream. While the Usan DD&A rate is initially high, we expect this rate will decrease as ongoing development activities convert proved undeveloped reserves to proved developed reserves, which are used for DD&A calculations.

In the UK, depletion rates at Blackbird, which came on-stream in November 2011, increased our DD&A per boe. The initial Blackbird depletion rate was high as a portion of the proved reserves were classified as undeveloped and not used to deplete capitalized costs.

At Long Lake, the depletion rate increased as a result of lower proved producing reserves used for depletion calculations. This decrease in reserves for depletion purposes was a result of 2011 reserve revisions, where we reclassified some producing area reserves from proved to probable.

Exploration Expense

(Cdn$ millions)	2012	2011
Unsuccessful Drilling	227	65
Seismic	71	74
Other [1]	131	229
Total Exploration Expense	429	368

1            Consists of unutilized drilling costs, exploration support costs, lease rental expenses and pre-license expenditures.

2012 VS 2011 — INCREASED EXPLORATION COSTS DECREASED NET INCOME BY $61 MILLION

Our exploration program is primarily focused on opportunities in the deep-water US Gulf of Mexico, the UK North Sea, offshore Nigeria and Canada. In 2012, we drilled 15 exploration and appraisal wells. Exploration and appraisal drilling activity included Kakuna and Appomattox in the US Gulf of Mexico, North Uist in the UK North Sea and Owowo West offshore Nigeria.

Unsuccessful drilling costs were $162 million higher in 2012 primarily due to expensing $126 million of exploration costs related to the Kakuna exploration well in the US Gulf of Mexico.

Other exploration costs were $98 million lower than the prior year. In 2011, other exploration expense included non-recurring lease rental expenses and unutilized drilling rig costs in the US Gulf of Mexico and the Norwegian North Sea.

OIL & GAS CASH NETBACKS

Cash netbacks are the cash margins we receive for every equivalent barrel sold before general and administrative expenses.

The UK, Nigeria, Syncrude and deep-water Gulf of Mexico assets have strong cash netbacks and generate 74% of our production. US Shelf and Canadian gas assets continue to have positive operating cash netbacks despite low gas prices. The in-situ cash netback for the year was $10.07/bbl. The netback was slightly higher this year despite lower realized prices. This is a result of higher volumes on relatively fixed costs.

The following table includes the sales prices, per-unit costs and netbacks for our producing assets, calculated using our working interest production before and after royalties.

Before Royalties 1

	2012
	Conventional			Oil Sands
(Cdn$/boe)	United Kingdom	North America	Other Countries [2]	In Situ	Syncrude	Total Oil and Gas
Price Received	106.03	33.63	108.06	86.57	91.23	89.81
Royalties and Other	(0.61)	(2.99)	(19.69)	(4.63)	(3.42)	(3.80)
Operating Expenses	(11.89)	(13.09)	(16.40)	(71.87)[3]	(34.86)	(19.86)
In-country Cash Taxes	(38.15)	—	(2.33)	—	—	(20.04)
Cash Netback	55.38	17.55	69.64	10.07	52.95	46.11

	2011
	Conventional			Oil Sands
(Cdn$/boe)	United Kingdom	North America	Other Countries [2]	In Situ	Syncrude	Total Oil and Gas
Price Received	103.32	39.41	107.85	98.33	101.73	91.46
Royalties and Other	(0.36)	(3.72)	(46.92)	(5.05)	(8.10)	(10.34)
Operating Expenses	(10.60)	(11.15)	(12.73)	(83.44)	(37.78)	(19.00)
In-country Cash Taxes	(42.41)	—	(14.17)	—	—	(21.92)
Cash Netback	49.95	24.54	34.03	9.84	55.85	40.20

After Royalties 1

	2012
	Conventional			Oil Sands
(Cdn$/boe)	United Kingdom	North America	Other Countries [2]	In Situ	Syncrude	Total Oil and Gas
Price Received	106.03	33.63	108.06	86.57	91.23	89.81
Operating Expenses	(11.96)	(13.99)	(19.90)	(77.18)[3]	(36.22)	(20.77)
In-country Cash Taxes	(38.36)	—	(2.82)	—	—	(20.96)
Cash Netback	55.71	19.64	85.34	9.39	55.01	48.08

	2011
	Conventional			Oil Sands
(Cdn$/boe)	United Kingdom	North America	Other Countries [2]	In Situ	Syncrude	Total Oil and Gas
Price Received	103.32	39.41	107.85	98.33	101.73	91.46
Operating Expenses	(10.64)	(12.20)	(22.54)	(90.22)	(40.94)	(21.30)
In-country Cash Taxes	(42.56)	—	(25.07)	—	—	(24.58)
Cash Netback	50.12	27.21	60.24	8.11	60.79	45.58

1            Before-royalty cash netbacks are calculated by dividing sales, royalties and other, operating expenses and in-country taxes by production before royalties. After-royalty cash netbacks are calculated by dividing sales, operating expenses and in-country taxes by production after royalties.

2            Includes results of conventional crude oil operations in Nigeria, Yemen and Colombia.

3            Excludes costs related to turnaround activities.

CORPORATE

General and Administrative (G&A) Expense 1

(Cdn$ millions)	2012	2011
General and Administrative Expense before Share-Based Compensation	404	377
Share-Based Compensation (Recovery) [2]	187	(75)
Total	591	302

1            Includes results of discontinued operations (see Note 23 of our Consolidated Financial Statements).

2            Includes cash and non-cash expenses (recoveries) related to our tandem option plan, stock appreciation rights plan, restricted share unit plan, deferred share unit plan and performance share unit plan.

2012 VS 2011 — HIGHER G&A COSTS DECREASED NET INCOME BY $289 MILLION

G&A costs increased $289 million from 2011, primarily due to higher share-based compensation expense which was mostly related to the increase in our share price in 2012, in part due to the proposed acquisition by CNOOC. Changes in our share price create volatility in our net income as we account for share-based compensation using the fair-value method. During the year, we expensed non-cash share-based compensation costs of $157 million as our share price ended the year at $26.57/share, compared to the previous year when it closed at $16.21/share. In addition, cash payments for share-based compensation programs of $30 million were higher than the $11 million paid in 2011.

Finance Expense

(Cdn$ millions)	2012	2011
Long-Term Debt Interest Expense	296	306
Accretion Expense Related to Asset Retirement Obligations	52	44
Other Interest and Fees	25	27
Less: Capitalized Borrowing Costs	(72)	(124)
Total	301	253 [1]
Effective Interest Rate	6.7%	6.7%

1            Includes results of discontinued operations (see Note 23 of our Consolidated Financial Statements).

2012 VS 2011 — HIGHER FINANCE COSTS DECREASED NET INCOME BY $48 MILLION

Finance costs increased by 19% compared to 2011, primarily due to lower capitalized interest. Capitalized borrowing costs were $52 million lower than last year as we ceased capitalization on the Usan project when it came on-stream in February 2012. Currently, we are capitalizing interest on our Golden Eagle project in the UK North Sea and in-situ oil sands development projects.

Income Tax Expense

(Cdn$ millions)	2012	2011
Current	1,460	1,584
Deferred	(139)	(205)[1]
Total Provision for Income Taxes	1,321	1,379

1            Includes $51 million of deferred tax expense related to discontinued operations (see Note 23 of our Consolidated Financial Statements).

2012 VS 2011 — LOWER TAXES INCREASED NET INCOME BY $58 MILLION

Our income tax provision includes current taxes in the UK, Yemen and Colombia. On July 17, 2012, UK government legislation was enacted to restrict relief for decommissioning expenses incurred after March 21, 2012 to the previous 50% income tax rate. This resulted in a one-time non-cash deferred income tax charge of $63 million.

In the first quarter of 2011, we recorded a one-time, non-cash deferred income tax charge of $270 million related to the increase in the UK statutory income tax rate on North Sea oil and gas activities from 50% to 62%.

Energy Marketing

2012 VS 2011 — HIGHER MARKETING CONTRIBUTION INCREASED NET INCOME BY $125 MILLION

Our energy marketing business generated solid results in 2012. In the first quarter of 2012, in Canada we secured 18,000 bbls/d of long-term pipeline capacity to the west coast on the Trans Mountain pipeline. This has allowed us to capture approximately $145 million of additional cash flow as we are able to realize Brent-linked pricing for otherwise heavily discounted Canadian crude oil.

COMPOSITION OF MARKETING ACTIVITIES

(Cdn$ millions)	2012	2011
Trading Activities (Physical and Financial)	191	64
Other Activities	23	25
Total	214	89

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

Other 1

(Cdn$ millions)	2012	2011
Gain on Dispositions	194	386
Decrease in Fair Value of Crude Oil Put Options	(38)	(23)
Loss on Debt Redemption and Repurchase	—	(91)

1            Includes results of discontinued operations (see Note 23 of our Consolidated Financial Statements).

In 2012, we closed the sale of a 40% working interest in our northeast British Columbia shale gas operations to a consortium led by INPEX Gas British Columbia Ltd. (IGBC). Upon closing, we received $821 million in proceeds. We recorded a pre-tax gain on sale of $142 million on closing. We also disposed non-core leases in Canada in 2012, realizing a gain of $45 million.

In 2011, we realized net gains of $386 million on the disposition of non-core assets. We sold our 62.7% investment in Canexus for net proceeds of $458 million, realizing a gain of $348 million. We also sold our interest in the Duart field in the UK North Sea for proceeds of $38 million, realizing a gain of $38 million.

Crude oil put options are purchased to provide a base level of price protection without limiting our upside to higher prices. These options settle monthly or annually and unexpired options are recorded at fair value. As a result, changes in forward crude oil prices create gains or losses on the options at each period end. In 2012, we recorded a fair value loss of $38 million on crude oil put options (2011—$23 million loss).

During 2011, we paid $525 million to redeem the US$500 million notes due in 2013. We incurred a $52 million loss on the transaction being the difference between carrying cost and the redemption price. We also paid $346 million to repurchase and cancel US$312 million of notes due in 2015 and 2017. We incurred a $39 million loss on the repurchase.

Segmented Cash Flow from Operations 1

(Cdn$ millions)	2012	2011
Conventional Oil and Gas
United Kingdom	3,475	3,085
North America	109	252
Other Countries [2]	534	390
Oil Sands
Long Lake	(41)	5
Syncrude	377	405
	4,454	4,137
Interest, Marketing and Other Corporate Items	(343)	(367)[3]
Current Income Taxes	(1,460)	(1,402)
Total Cash Flow From Operations	2,651	2,368

1              Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 104.

2              Includes Nigeria, Yemen and Colombia.

3              Includes results of discontinued operations. See Note 23 of our Consolidated Financial Statements.

Compared to 2011, cash flow from operations increased 12%, driven by strong performance in the UK and first cash flow from Nigeria. These increases were partially offset by low North American natural gas prices, the expiry of the Masila contract in Yemen and additional costs related to the scheduled turnaround at Long Lake.

SUMMARY OF QUARTERLY RESULTS

	2011				2012
(Cdn$ millions, except per share amounts)	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Net Sales from Continuing Operations	1,598	1,507	1,399	1,665	1,696	1,659	1,495	1,580
Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	677	660	501	297	771	571	586	258
Corporate and Other	(228)	(76)	7	(115)	(151)	(59)	(240)	(82)
	449	584	508	182	620	512	346	176

Net Income (Loss) from Continuing Operations	(100)	252	200	43	171	109	59	(6)

Net Income (Loss)	202	252	200	43	171	109	59	(6)

Earnings (Loss) per Common Share from Continuing Operations ($/share)
Basic	(0.19)	0.48	0.38	0.08	0.32	0.20	0.11	(0.02)
Diluted	(0.19)	0.45	0.32	0.08	0.32	0.19	0.11	(0.02)

Earnings per Common Share ($/share)
Basic	0.38	0.48	0.38	0.08	0.32	0.20	0.11	(0.02)
Diluted	0.38	0.45	0.32	0.08	0.32	0.19	0.11	(0.02)

Dividends Declared ($/share)
Common Shares	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Preferred Shares	—	—	—	—	—	0.3928	0.3125	0.3125

Common Share Price ($/share)
Toronto Stock Exchange — High	27.11	25.47	23.67	18.00	21.53	19.38	26.70	26.83
Toronto Stock Exchange — Low	21.57	19.22	15.67	14.20	16.34	15.18	16.13	21.35
New York Stock Exchange — High (US$)	27.94	26.82	24.99	17.72	21.59	19.61	26.96	26.99
New York Stock Exchange — Low (US$)	21.71	19.43	15.13	13.63	16.18	14.63	15.81	21.07

Quarterly variances in net income are largely driven by fluctuations in commodity prices, changes in production volumes and non-recurring items. The following discussion describes the non-recurring items during the periods.

In the fourth quarter of 2012, lower estimated future North American natural gas prices along with revisions to abandonment costs resulted in a $237 million non-cash impairment charge for mature conventional properties in North America.

We closed our northeast British Columbia shale gas joint venture agreement during the third quarter of 2012, recognizing a pre-tax gain of $142 million. This was offset by share-based compensation expenses, deferred income tax expense caused by changes to UK income tax legislation and turnaround costs at Long Lake.

Net income in the second quarter of 2012 includes $126 million of pre-tax dry hole costs for the unsuccessful Kakuna exploration well in the US Gulf of Mexico.

We completed the sale of our interest in Canexus in the first quarter of 2011, realizing a pre-tax gain of $348 million in discontinued operations. Changes to UK tax rates resulted in a non-cash deferred tax expense of $270 million in the first quarter 2011.

Net income for the third quarter of 2011 includes non-cash impairment charges of $141 million for our Canadian coalbed methane and conventional gas assets.

In the fourth quarter of 2011, net income was reduced by Canadian and US natural gas property impairments and by expensing preliminary engineering and design costs for future oil sands phases at Long Lake.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	December 31	December 31
(Cdn$ millions)	2012	2011
Net Debt [1]
Public Senior Notes	3,843	3,929
Subordinated Debt	445	454
Total Debt	4,288	4,383
Less: Cash and Cash Equivalents	(1,174)	(845)
Total Net Debt	3,114	3,538
Equity at Book Value	8,805	8,373

1            Includes all of our debt and is calculated as long-term debt and short-term borrowings less cash and cash equivalents. Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 104.

Net Debt

Our net debt levels are directly related to our operating cash flows, capital expenditures and acquisition and divestiture activity. We ended the year with net debt of $3,114 million, $424 million lower than December 31, 2011. Over the last two years, we have reduced net debt by nearly $1 billion as we used proceeds from the sale of assets to repay debt and fund future growth. The year-over-year change in our net debt results from:

(Cdn$ millions)	2012	2011
Capital Investment	(3,124)	(2,575)
Cash Flow from Operations	2,651	2,368
Net Cash Flow Used	(473)	(207)

Proceeds from Asset Dispositions	884	518
Issue of Preferred Shares, Net of Expenses	195	—
Issue of Common Shares	37	46
Dividends on Common and Preferred Shares	(114)	(105)
Debt Repayment Costs	—	(91)
Foreign Exchange Translation of US-dollar Debt and Cash	83	(17)
Net Change in Working Capital	(85)	576
Other	(103)	(173)
Decrease in Net Debt	424	547

During 2012, our net debt decreased primarily as a result of proceeds from asset dispositions and preferred share issuance.

The reduction in net debt reduced our leverage in 2012 as reflected in the following ratios:

(times)	2012	2011
Net Debt to Cash Flow from Operations [1]	1.2	1.5
Interest Coverage [2]	13.7	12.7

1            For purposes of this calculation, cash flow from operating activities before changes in non-cash working capital and other.

2            Net income before interest, taxes, DD&A, exploration and other non-cash expenses, divided by interest expense (before capitalized interest).

For the year ended December 31, 2012, our net debt to cash flow from operations ratio was 1.2 times compared to 1.5 times for the year ended December 31, 2011. While we typically expect the target ratio to fluctuate between 1.0 and 2.0 times under normalized commodity prices, this can be higher or lower depending on commodity price levels and our capital investment program. Whenever we exceed our target ratio, we assess whether we need to develop a strategy to reduce our leverage and lower this ratio back to target levels over time.

Liquidity

We generally rely on operating cash flows to fund capital requirements and provide liquidity. Given the long cycle-time of some of our development projects and volatile commodity prices, it is not unusual for capital expenditures to exceed our cash flow in any given year. We also require liquidity to support our energy marketing business. We believe that maintaining strong liquidity is critical during periods of uncertain global economic markets.

In addition to managing capital investment levels, we monitor our asset portfolio on an ongoing basis to determine whether to sell our ownership interest or acquire additional working interests. In the last two years, we sold assets such as our interest in Canexus and undeveloped leases in Canada, and entered into joint venture agreements in northeast British Columbia and the US Gulf of Mexico.

The following table shows how we financed our business activities over the last five years. When our operating cash flows exceed our investment requirements, we generally pre-fund future capital commitments, pay down debt or return cash to shareholders. We borrow money or may issue equity to fund investment requirements that exceed our operating cash flow.

(Cdn$ millions)	2012	2011	2010	2009 [1]	2008 [1]
Cash Flow from Operating Activities	2,451	2,497	2,392	1,886	4,354
Cash Flow from Investing Activities	(2,220)	(1,757)	(1,465)	(3,743)	(3,189)
Surplus (Deficiency)	231	740	927	(1,857)	1,165
Cash Flow from Financing Activities	112	(932)	(1,506)	1,821	322
Net Cash Generated (Used)	343	(192)	(579)	(36)	1,487

1            Prior to 2011, our financial statements were prepared in accordance with previous Canadian GAAP. In the first quarter of 2011, we adopted IFRS with an effective date as at January 1, 2010 and restated the 2010 financial results to be in accordance with IFRS. Further details regarding our transition to IFRS are included in Note 26 of the 2011 Consolidated Financial Statements. As such, amounts prior to 2010 are presented in accordance with previous Canadian GAAP and have not been restated.

Over the last three years, our asset disposition program raised nearly $2.7 billion of proceeds. In 2012, we closed the sale of a 40% working interest in a shale gas joint venture with IGBC for proceeds of $821 million and issued $200 million of preferred shares. In 2011, we repurchased and cancelled US$812 million of long-term debt using cash on hand. In 2010, we repaid $1.5 billion of term credit facilities using proceeds from our non-core asset disposition program.

Our energy marketing business requires liquidity to support its activities. We require liquidity for working capital and cash or credit lines to fund collateral requirements and to absorb unexpected market or credit losses. The commercial agreements our marketing business enters into often include financial assurance provisions that allow Nexen and our counterparties to effectively manage credit risk. These agreements can require collateral to be posted if adverse credit-related events, such as reduced credit rating to noninvestment grade, occur. We have developed mitigation strategies to significantly reduce our overall exposure if such a downgrade were to occur. We believe our current liquidity is sufficient to fund this exposure, if necessary. Additionally, our exchange-traded contracts require that we provide margin based on daily fluctuations in the value of our contracts. The largest single-day margin call we received during 2012 was $16 million. In evaluating our liquidity requirements, we consider the current requirements of our marketing business as well as additional collateral or other payments that could be required if our credit ratings were reduced.

Future Liquidity

Our future liquidity depends upon cash flow generated from our operations and existing committed credit facilities. We continue to monitor economic conditions and commodity prices and expect to adjust our capital investment program if we feel it is appropriate.

At December 31, 2012, we had $1,174 million in cash, US$3.5 billion of undrawn committed credit facilities and US$389 million of undrawn uncommitted credit facilities. The only debt maturity in the next five years is US$126 and US$62 million notes, which mature in March 2015 and May 2017, respectively. Following close of the transaction, as described on page 82, future activities of the Company will be directed by CNOOC.

We are well positioned with our current debt structure. Our only financial debt covenant requires us to maintain a debt to EBITDA ratio of less than 3.5. At December 31, 2012, this ratio was approximately 0.89 times. We do not expect to exceed 3.5 based on our current debt levels and planned operations.

The board declared common share dividends of $0.20/share and preferred share dividends of $1.0178/share during 2012.

Financial Assurance Provisions in Commercial Contracts

The commercial agreements our energy marketing group enters into often include financial assurance provisions that allow Nexen and our counterparties to effectively manage credit risk. The agreements can require collateral to be posted if an adverse credit-related event occurs, such as a drop in credit ratings to non-investment grade. Based on derivative contracts in place and commodity prices at December 31, 2012, we would be required to post collateral of approximately $424 million if we were downgraded to non-investment grade. These obligations are reflected on our balance sheet. The posting of collateral simply secures the payment of such amounts. Just as we may be required to post collateral in the case of an adverse credit—related event, we have similar provisions in many of our contracts that allow us to demand certain counterparties post collateral for amounts they owe us in similar circumstances.

Contractual Obligations, Commitments and Guarantees

We assume various contractual obligations and commitments in the normal course of our operations and financing activities. They include:

	Payments
(Cdn$ millions)	Total	< 1 year	1–3 years	4–5 years	> 5 years
Long-Term Debt	4,365	—	125	61	4,179
Cumulative Interest on Long-Term Debt	6,532	294	583	573	5,082
Operating Leases [1]	276	76	83	38	79
Finance Leases	78	4	8	8	58
Energy Commodity Contracts	40	37	3	—	—
Transportation, Processing and Storage Commitments [1]	874	118	191	138	427
Work Commitments and Purchase Obligations [2]	1,193	916	180	23	74
Asset Retirement Obligations	3,731	129	121	91	3,390
Total	17,089	1,574	1,294	932	13,289

1            Payments for operating leases and transportation, processing, and storage commitments are deducted from our cash flow from operating activities.

2           Some of these payments relate to work commitments that we can cancel without penalties or additional fees. Drilling rig commitments are disclosed net of $119 million of subleases.

Contractual obligations can be financial or non-financial. Financial obligations are known future cash payments that we must make under existing contracts, such as debt and lease arrangements. Non-financial obligations are contractual obligations to perform specified activities such as work commitments. Commercial commitments are contingent obligations that become payable only if certain pre-defined events occur. With respect to information in the table above:

·                  Long-term debt amounts are included on our December 31, 2012 Consolidated Balance Sheet.

·                  Operating leases include the minimum lease payment obligations associated with leases for office space, rail cars, vehicles and processing agreements that allow our production to flow through third-party processing facilities.

·                  Finance leases include pipeline commitments primarily related to production at Long Lake.

·                  Work commitments include non-discretionary capital spending for drilling, seismic, facilities construction and other development commitments in our operations, including commitments for the Golden Eagle development in the UK North Sea. Since the timing of certain payments is difficult to determine with certainty, the table was prepared using our best estimates.

·                  We have included $503 million in work commitments for drilling rigs we have contracted in Canada, UK North Sea, Offshore Nigeria and the US Gulf of Mexico over the next five years.

·                  We have $3,731 million of undiscounted asset retirement obligations after inflation. As of December 31, 2012, the discounted value ($2,395 million) of these estimated obligations was provided for in our Consolidated Financial Statements. Since timing of payments is difficult to determine with certainty, the table was prepared using our best estimates.

·                  We have a net pension liability of $202 million for our defined benefit pension plan. This includes a $30 million net obligation for the defined benefit plan, $86 million for our share of Syncrude’s net pension obligation and $86 million for supplemental pension benefits. These obligations are included in the December 31, 2012 Consolidated Balance Sheet.

·                  We have excluded our normal purchase arrangements as they are discretionary and are reflected in our expected cash flow from operating activities and capital expenditures for 2013.

·                  We have excluded our deferred income tax liabilities as the amount and timing of any cash payment for income taxes is based on taxable income for each fiscal year in the various jurisdictions where we operate. We have also excluded deferred income tax liabilities as they relate to uncertain tax positions, as we cannot provide a reasonable estimate as to if, or when, future payments would be required.

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

Oil and Gas Accounting — Reserves Determination

We deplete our oil and gas costs using the unit-of-production method, as described in Note 2 to our Consolidated Financial Statements. This accounting methodology depends on the estimated remaining reserves. The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and make various assumptions. Refer to the Basis of Reserves Estimates on pages 14 to 16 in our 2012 AIF for a description of our process for estimating reserves.

Reserves estimates are critical to many of our accounting estimates, including:

·                  determining whether or not an exploratory well has found economically producible reserves. If successful, we capitalize the costs of the well, and, if not, we expense the costs immediately. In 2012, we spent $412 million on exploration drilling and expensed $227 million. If all of our exploration drilling was successful in 2012, our net income would have increased by $138 million, net of income tax;

·                  calculating our unit-of-production depletion rates. Both proved and proved developed reserves estimates are used to determine rates that are applied to each unit-of production in calculating our depletion expense. Proved reserves are used where a property is acquired, and proved developed reserves are used where a property is drilled and developed. In 2012, oil and gas depletion of $1,658 million was recorded in depletion, depreciation, amortization and impairment expense. If our proved reserves estimates changed by 10%, our depletion, depreciation, amortization and impairment expense would have changed by approximately $166 million, assuming no other changes to our reserves profiles or impairments as described below; and

·                  assessing, when necessary, our oil and gas assets for impairment. Estimated future discounted cash flows are determined using proved and probable reserves. The critical estimates used to assess impairment, including the impact of changes in reserves estimates, are discussed below.

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

Cash flow estimates for our impairment assessments require assumptions about the following primary elements: future prices, future costs, reserves and discount rates. Our estimates of future cash flows are based on our assumptions of long-term prices and operating and development costs and require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility — over the last five years, prices for Dated Brent and WTI have ranged from US$36/bbl to US$148/bbl and US$32/bbl to US$147/bbl, respectively. Prices for NYMEX gas have ranged from US$1.90/mmbtu to US$13.69/mmbtu. Our forecasts for oil and gas revenues are based on prices derived from a consensus of future price forecasts amongst industry analysts, our own assessments and existing market future prices. Our estimates of discount rates include consideration of the marketplace and risk of the asset. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessments of impairment to be a critical accounting estimate.

The relationship between our reserve estimates and the estimated cash flows, and the nature of the property-by-property impairment test is complex. As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a change in reserve estimates would have on our assessment of impairment.

GOODWILL

Goodwill, for impairment testing purposes, is allocated to each of the cash-generating units (CGU) that are expected to benefit from the expenditure. We test goodwill for impairment at least annually or whenever an event or circumstance indicates that goodwill may be impaired. Our goodwill impairment test is based on the assessment of the recoverable amount of the CGU. If the carrying amount of the CGU is greater than its recoverable amount, a goodwill impairment expense equal to the excess is included in net income.

The process of assessing goodwill for impairment requires us to estimate the recoverable amount of our assets using one or more valuation techniques, including present-value calculations of estimated future cash flows. This process involves making various assumptions and judgments about future commodity prices, future activity levels, operating costs and discount rates. Changes in any of these assumptions or judgments could result in an impairment of all or a portion of the remaining goodwill.

Asset Retirement Obligations

We are required to remove or remedy the effect of our activities on the environment at our present and former operating sites by dismantling and removing production facilities and remediating the related damage caused by our operations. In estimating our future asset retirement obligations, we must make estimates and judgments on activities that will occur in the future. Additionally, contracts and regulations are often vague and unclear as to what constitutes removal and remediation. Furthermore, the ultimate financial impact is not always clearly known and cannot be reasonably estimated as asset removal and remediation techniques and costs are constantly changing, as are legal, regulatory, environmental, political, safety and other such considerations.

We record asset retirement obligations in our Consolidated Financial Statements by discounting the future value of the estimated retirement obligations associated with our oil and gas wells and facilities and other assets. In arriving at amounts recorded, numerous assumptions and judgments are made on ultimate settlement amounts, inflation factors, discount rates, timing of settlement and expected changes in legal, regulatory, environmental, political and safety environments. The asset retirement obligations we record increase the carrying amount of our property, plant and equipment and accrete with the passage of time.

A change in any one of our assumptions could impact asset retirement obligations, finance expense, the carrying amount of property, plant and equipment and DD&A expense.

Income Taxes

We follow the liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized based on temporary differences in reported amounts for financial statement and income tax purposes. We carry on business in several countries and, as a result, we are subject to income taxes in numerous jurisdictions. The determination of current income tax is inherently complex, interpretations will vary, and we are required to make certain judgments. Our income tax filings are subject to audits and reassessments and we believe we have adequately provided for all income tax obligations. However, changes in facts, circumstances and interpretations as a result of income tax audits, reassessments, jurisprudence and any new legislation may result in an increase or decrease to our provision for income taxes.

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

The fair value of derivative contracts and commodity trading inventories is estimated. Wherever possible, this estimate is based on quoted market prices and, if not available, on estimates from third-party brokers. We classify the fair value of our derivatives according to a three-level hierarchy based on the amount of observable inputs used to value the instruments. Inputs may be: i) readily observable; ii) market corroborated; or iii) generally unobservable. We utilize valuation techniques that maximize the use of observable inputs wherever possible and minimize the use of unobservable inputs. Determining the fair value of derivatives also requires assumptions about market data or information that market participants would use when pricing the asset or liability, including assumptions about risk.

Our assessment of the significance of a particular input to the fair value measurement may affect the valuation of fair value within the hierarchy. Also for derivative contracts, the time between inception and settlement of the contract may affect fair value. The actual settlement of derivatives could differ materially from the fair value recorded and could impact future operating results. We performed a sensitivity analysis of inputs used to calculate the fair value of the instruments that are based on unobservable inputs. Using reasonably possible alternative assumptions, the fair value of these instruments would change by $5 million (before tax) at December 31, 2012.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS Pronouncements

We have adopted all IFRS accounting standards in effect on December 31, 2012. See Note 2 of our Consolidated Financial Statements for future IFRS pronouncements and the potential impact on our results of operations, financial position and disclosure.

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

Our realized crude oil prices are based on various reference prices, primarily Brent and WTI and other prices that generally track the movement of Brent and WTI. Actual prices realized differ from the reference prices to reflect quality differentials and transportation. Brent, WTI and other international reference prices are affected by numerous and complex worldwide factors such as supply and demand fundamentals, economic outlooks, production quotas set by the Organization of Petroleum Exporting Countries and political events. Quality differentials are affected by local supply and demand factors.

We are also exposed to natural gas price movements. Natural gas prices are generally influenced by regional supply and demand fundamentals and, to a lesser extent, local market conditions and oil prices.

In 2012, WTI averaged US$94.20/bbl, reaching a high of US$111/bbl and a low of US$77/bbl. Dated Brent, on which approximately 75% of our crude oil production is priced, averaged US$111.99/bbl, reaching a high of US$128/bbl and a low of US$88/bbl. NYMEX natural gas prices averaged US$2.82/mmbtu in 2012, reaching a high of US$3.93/mmbtu and a low of US$1.90/mmbtu.

The majority of our oil and gas production is sold under short-term contracts, exposing us to the risk of price movements. Other energy contracts we enter into also expose us to commodity price risk between the time we purchase and sell contracted volumes. We actively monitor these risks and manage accordingly.

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

·                  price volatility is comparable to prior periods; and

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

Value-at-Risk (Cdn$ millions)	2012	2011
Year-End	5	7
High	11	17
Low	1	2
Average	4	9

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

·                  capital spending and expenses in our oil and gas activities;

·                  commodity derivative contracts used primarily by our energy marketing group; and

·                  short-term borrowings and long-term debt.

The US/Canadian dollar exchange rate averaged $1.0004 in 2012, ranging from a low of $0.9599 to a high of $1.0299.

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

INTEREST RATE RISK

We are exposed to changes in interest payments on any floating-rate debt as interest rates fluctuate. Our only floating-rate debt is our term credit facilities which are expected to be used minimally and, therefore, we expect our sensitivity to changes in interest rates to be immaterial.

CREDIT RISK

Credit risk affects our oil and gas operations and our energy marketing activities, and is the risk of loss if counterparties do not fulfill their contractual obligations. Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies and refiners, and are subject to normal industry credit risk. Over 78% of our exposure is with these large energy companies. This concentration of risk within the energy industry is reduced because of our broad base of domestic and international counterparties. We take the following measures to reduce this risk:

·                  assess the financial strength of our counterparties through a credit analysis process;

·                  limit the total exposure extended to individual counterparties, and may require collateral from some counterparties;

·                  routinely monitor credit risk exposures, including sector, geographic and corporate concentrations of credit, and report these to management and the board of directors;

·                  set and regularly review counterparty credit limits based on rating agency credit ratings and internal assessments of company and industry analysis; and

·                  use standard agreements where possible that allow for the netting of exposures associated with a single counterparty.

We believe these measures minimize our overall credit risk; however, there can be no assurance that these processes will protect us against all losses from non-performance.

At December 31, 2012, only two counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment-grade ratings. Six counterparties made up more than 5% of our credit exposure. The following table illustrates the composition of credit exposure by credit rating:

	December 31	December 31
Credit Rating	2012	2011
A or Higher	47%	60%
BBB	43%	31%
Non-investment Grade	10%	9%
Total	100%	100%

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

	December 31	December 31
(Cdn$ millions)	2012	2011
Cash Flow from Operating Activities	2,451	2,497
Changes in Non-Cash Working Capital	86	(255)
Other	162	158
Impact of Annual Crude Oil Put Options	(48)	(32)
Cash Flow from Operations	2,651	2,368

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

	December 31	December 31
(Cdn$ millions)	2012	2011
Public Senior Notes	3,843	3,929
Subordinated Debt	445	454
Total Debt	4,288	4,383
Less: Cash and Cash Equivalents	(1,174)	(845)
Total Net Debt	3,114	3,538

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements at December 31, 2012 and 2011 that would have a material adverse effect on our liquidity, consolidated financial position or results of operations. We use operating leases in the normal course of business as disclosed in Commitments, Contingencies and Guarantees in Note 19 to the Consolidated Financial Statements, which is incorporated herein by reference.

At December 31, 2012, we had outstanding letters of credit supported by $223 million of unsecured term credit facilities and $20 million of uncommitted unsecured credit facilities. The related obligations are recorded on our consolidated balance sheet.

Transactions with Related Parties

As a Canadian foreign private issuer, Nexen provides the disclosure required under Item 1.9 of National Instrument 51-102—Continuous Disclosure Obligations (NI 51-102F1) dealing with “transactions between related parties”. Nexen did not have any material related party transactions in 2012. Certain other transactions involving Nexen and certain directors were entered into in 2012 and are described under “Interest of Management and Others in Material Transactions” in our AIF. These are not related party transactions.

Additional Information

Additional information, including our AIF and our Consolidated Financial Statements, is available from our public filings with the Canadian Securities Administrators and the SEC at www.sedar.com and www.sec.gov, respectively, or from our website www.nexeninc.com.

On January 31, 2013, there were 530,036,892 common shares issued and outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with these; dates by which certain areas will be developed, come on-stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; the operations and capital expenditure plans of Nexen following the completion of the transaction; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

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

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information. Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

NEXEN INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

NEXEN INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

February 24, 2013

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

We are responsible for developing and implementing internal controls over the financial reporting process. These controls are designed to provide reasonable assurance that relevant and reliable financial information is produced. To gather and control financial data, we established accounting and reporting systems supported by internal controls over financial reporting and an internal audit program. We believe that our internal controls over financial reporting provide reasonable assurance that our assets are safeguarded against loss from unauthorized use or disposition, that receipts and expenditures of the company are made only in accordance with authorization of management and directors of the company and that our records are reliable for preparing our Consolidated Financial Statements and other financial information in accordance with IFRS and in accordance with applicable securities rules and regulations. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We established disclosure controls and procedures, internal controls over financial reporting and corporate-wide policies to ensure that Nexen’s consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to ensure timely disclosure and communication of all material information required by regulators. We oversee, with assistance from our Disclosure Review Committee, these controls and procedures and all required regulatory disclosures.

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

Our board of directors is responsible for reviewing and approving the Consolidated Financial Statements and for overseeing management’s performance of its financial reporting responsibilities. Their financial statement-related responsibilities are fulfilled mainly through the Audit and Conduct Review Committee (Audit Committee), with assistance from the Reserves Review Committee regarding the annual review of our crude oil and natural gas reserves, and the Finance Committee regarding the assessment and mitigation of financial risk. The Audit Committee is composed entirely of independent directors and includes five directors with financial expertise. The Audit Committee meets regularly with management, the internal auditors and the independent registered Chartered Accountants to review accounting policies, financial reporting and internal control issues and to ensure each party is properly discharging its responsibilities. The Audit Committee is responsible for the appointment and compensation of the independent registered Chartered Accountants and also ensures their independence, reviews their fees and (subject to applicable securities laws) pre-approves their retention for any permitted non-audit services. The internal auditors and independent registered Chartered Accountants have full and unlimited access to the Audit Committee, with and without the presence of management.

(signed) “Kevin J. Reinhart”	(signed) “Una M. Power”
Interim President and Chief Executive Officer	Interim Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13(a)—15(f)). Under the supervision and with the participation of our management, including our principal executive officer (CEO) and principal financial officer (CFO), we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting is effective as of December 31, 2012. We have documented this assessment and made this assessment available to our independent registered Chartered Accountants. We recognize that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Deloitte LLP audited our Consolidated Financial Statements as stated in their report and has provided an attestation report on our internal control over financial reporting.

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Nexen Inc.

We have audited the accompanying consolidated financial statements of Nexen Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2012 and 2011, and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, and the notes to the consolidated financial statements.

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

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nexen Inc. and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte LLP”

Independent Registered Chartered Accountants

February 24, 2013

Calgary, Canada

To the Board of Directors and Shareholders of Nexen Inc.

We have audited the internal control over financial reporting of Nexen Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 24, 2013 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte LLP”

Independent Registered Chartered Accountants

February 24, 2013

Calgary, Canada

NEXEN INC.

CONSOLIDATED BALANCE SHEET

As at December 31

(Cdn$ millions)	2012	2011

ASSETS
Current Assets
Cash and Cash Equivalents	1,174	845
Restricted Cash	21	45
Accounts Receivable (Note 3)	1,849	2,247
Derivative Contracts (Note 8)	80	119
Inventories and Supplies (Note 4)	354	320
Other Current Assets	90	115
Total Current Assets	3,568	3,691

Non-Current Assets
Property, Plant and Equipment (Note 5)	15,947	15,571
Goodwill (Note 6)	285	291
Deferred Income Tax Assets (Note 21)	648	338
Derivative Contracts (Note 8)	3	25
Other Long-Term Assets (Note 7)	86	152

TOTAL ASSETS	20,537	20,068

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities (Note 10)	2,689	2,867
Current Income Taxes Payable	430	458
Derivative Contracts (Note 8)	37	103
Total Current Liabilities	3,156	3,428

Non-Current Liabilities
Long-Term Debt (Note 11)	4,288	4,383
Deferred Income Tax Liabilities (Note 21)	1,616	1,488
Asset Retirement Obligations (Note 14)	2,269	2,010
Derivative Contracts (Note 8)	3	24
Other Long-Term Liabilities (Note 15)	400	362

EQUITY (Note 18)
Share Capital
Common Shares	1,195	1,157
Preferred Shares	195	—
Retained Earnings	7,397	7,211
Cumulative Translation Adjustment	18	5
Total Equity	8,805	8,373

TOTAL LIABILITIES AND EQUITY	20,537	20,068

See accompanying notes to the Consolidated Financial Statements.

Approved on behalf of the Board:

(signed) “Kevin J. Reinhart”	(signed) “S. Barry Jackson”
Director	Director

NEXEN INC.

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31

(Cdn$ millions, except per-share amounts)	2012	2011

Revenues and Other Income
Net Sales	6,430	6,169
Marketing and Other Income (Note 20)	281	295
	6,711	6,464
Expenses
Operating	1,497	1,431
Depreciation, Depletion, Amortization and Impairment (Note 5)	1,951	1,913
Transportation and Other	482	425
General and Administrative	591	300
Exploration	429	368
Finance (Note 12)	301	251
Loss on Debt Redemption and Repurchase (Note 11)	—	91
Net Gain from Dispositions (Note 23)	(194)	(38)
	5,057	4,741

Income from Continuing Operations before Provision for Income Taxes	1,654	1,723

Provision for (Recovery of) Income Taxes (Note 21)
Current	1,460	1,584
Deferred	(139)	(256)
	1,321	1,328

Net Income from Continuing Operations	333	395
Net Income from Discontinued Operations, Net of Tax (Note 23)	—	302
Net Income Attributable to Nexen Inc. Shareholders	333	697

Earnings Per Common Share from Continuing Operations ($/share) (Note 22)
Basic	0.61	0.75
Diluted	0.61	0.69

Earnings Per Common Share ($/share) (Note 22)
Basic	0.61	1.32
Diluted	0.61	1.24

See accompanying notes to the Consolidated Financial Statements.

NEXEN INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Years Ended December 31

(Cdn$ millions)	2012	2011

Net Income Attributable to Nexen Inc. Shareholders	333	697

Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Gains (Losses) of Foreign Operations	(93)	109
Net Translation Gains (Losses) on US-Denominated Debt Hedging Foreign Operations [1]	81	(76)
Total Currency Translation Adjustment	(12)	33

Actuarial Losses of Defined Benefit Pension Plans [2]	(33)	(73)

Other Comprehensive Loss	(45)	(40)

Total Comprehensive Income	288	657

1           Net of income tax expense for the year ended December 31, 2012 of $13 million (2011—$11 million recovery).

2           Net of income tax recovery for the year ended December 31, 2012 of $12 million (2011—$24 million recovery).

See accompanying notes to the Consolidated Financial Statements.

NEXEN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31

(Cdn$ millions)	2012	2011

Operating Activities
Net Income from Continuing Operations	333	395
Net Income from Discontinued Operations	—	302
Charges and Credits to Income not Involving Cash (Note 24)	1,937	1,335
Exploration Expense	429	368
Changes in Non-Cash Working Capital (Note 24)	(86)	255
Other	(162)	(158)
	2,451	2,497

Financing Activities
Repayment of Long-Term Debt (Note 11)	—	(871)
Dividends Paid on Common and Preferred Shares (Note 18)	(114)	(105)
Issue of Common Shares (Note 18)	37	46
Issue of Preferred Shares (Note 18)	195	—
Other	(6)	(2)
	112	(932)

Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(3,023)	(2,431)
Corporate and Other	(101)	(93)
Proceeds from Dispositions	884	518
Changes in Restricted Cash	24	(4)
Changes in Non-Cash Working Capital (Note 24)	1	321
Other	(5)	(68)
	(2,220)	(1,757)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(14)	32

Increase (Decrease) in Cash and Cash Equivalents	329	(160)

Cash and Cash Equivalents, Beginning of Year	845	1,005

Cash and Cash Equivalents, End of Year [1]	1,174	845

1           Cash and cash equivalents at December 31, 2012 consists of cash of $483 million (2011—$283 million) and short-term investments of $691 million (2011—$562 million).

See accompanying notes to the Consolidated Financial Statements.

NEXEN INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Years Ended December 31

(Cdn$ millions)	2012	2011

Share Capital (Note 18)
Common Shares, Beginning of Year	1,157	1,111
Issue of Common Shares	37	45
Accrued Liability Relating to Tandem Options Exercised for Common Shares	1	1
Balance at End of Year	1,195	1,157

Preferred Shares, Beginning of Year	—	—
Issue of Preferred Shares	195	—
Balance at End of Year	195	—

Retained Earnings, Beginning of Year	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	333	697
Actuarial Losses of Defined Benefit Pension Plans	(33)	(73)
Dividends on Common and Preferred Shares	(114)	(105)
Balance at End of Year	7,397	7,211

Cumulative Translation Adjustment, Beginning of Year	5	(37)
Currency Translation Adjustment	(12)	33
Realized Translation Adjustments [1]	25	9
Balance at End of Year	18	5

Canexus Non-Controlling Interests, Beginning of Year	—	48
Net Income Attributable to Non-Controlling Interests	—	1
Disposition of Canexus (Note 23)	—	(49)
Balance at End of Year	—	—

1    Net of income tax recovery for the year ended December 31, 2012 of $13 million (2011—$18 million expense).

See accompanying notes to the Consolidated Financial Statements.

NEXEN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cdn$ millions, except as noted

1. BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the North Sea, Canada, Gulf of Mexico, Nigeria, Yemen and Colombia. Nexen is incorporated and domiciled in Canada and our head office is located at 801—7th Avenue SW, Calgary, Alberta, Canada. Nexen’s common shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

CNOOC Acquisition of Nexen

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC Limited (CNOOC) proposed to acquire all of the outstanding common and preferred shares of Nexen Inc. for approximately US$15 billion in cash. The transaction was approved by the common and preferred shareholders on September 20, 2012 and all regulatory approvals have been received. The transaction is expected to close the week of February 25, 2013.

The Consolidated Financial Statements were authorized by the board of directors for issue on February 24, 2013.

2. ACCOUNTING POLICIES

(A) CONSOLIDATION

The Consolidated Financial Statements include the accounts of Nexen and our subsidiary companies. All subsidiary companies are wholly owned. All intercompany balances, transactions and profit or loss are eliminated upon consolidation.

In February 2011, we completed the sale of our 62.7% interest in Canexus. Prior to the sale, all assets, liabilities and results of operations of Canexus were consolidated and included in our Consolidated Financial Statements. Non-Nexen ownership interests in Canexus were presented as non-controlling interests. The operating results of Canexus until the sale in February 2011 have been included in discontinued operations (see Note 23).

We proportionately consolidate our undivided interests in oil and gas exploration, development and production activities conducted under joint venture arrangements. While the joint ventures under which these activities are carried out do not comprise distinct legal entities, they are operating entities. The significant operating policies are, by contractual arrangement, jointly controlled by all working interest parties.

(B) USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts within the Consolidated Financial Statements. Judgments, estimates and underlying assumptions are reviewed on a continuous basis and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

Derivatives and Fair Value Measurements

The fair value of derivative contracts is estimated wherever possible, based on quoted market prices, and if not available, on estimates from third-party brokers. Determining the fair value of derivatives also requires assumptions about market data or other information that market participants would use when pricing the asset or liability, including assumptions about risk. The actual settlement of derivatives could differ materially from the fair value recorded and could impact future results.

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

License and Property Acquisition Expenditures

Exploration license and leasehold property acquisition expenditures are intangible assets that are capitalized as E&E costs in PP&E and are reviewed periodically for indications of potential impairment. This review includes confirming that exploration drilling is under way, firmly planned or that it has been determined or work is under way to determine, that the discovery is economically viable based on a range of technical and commercial considerations, and sufficient progress is being made to establish development plans and timing. If no future activity is planned, the remaining capitalized license and property acquisition costs are expensed. Licenses are amortized on a straight-line basis over the estimated period of exploration. Once proved reserves are discovered, technical feasibility and commercial viability are established and we decide to proceed with development, the remaining capitalized expenditure is transferred to either assets under construction or producing oil and gas properties.

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

We review the useful lives of capitalized costs for producing oil and gas properties to determine the appropriate method of mortization. We deplete oil and gas capitalized costs using the unit-of-production method. Development drilling, equipping costs and other facility costs are depleted over remaining proved developed reserves and proved property acquisition costs are depleted over remaining proved reserves. Other facilities, plant and equipment which have significantly different useful lives than the associated proved reserves are depreciated in accordance with the asset’s future use which range from two to 40 years. Depletion is considered a cost of inventory when the oil and gas is produced. When the inventory is sold, the depletion is charged to DD&A expense.

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

Financial instruments carried at fair value on our balance sheet include cash and cash equivalents, restricted cash and derivatives. Realized and unrealized gains and losses from financial assets and liabilities carried at fair value are recognized in net income in the period such gains and losses arise. Transaction costs related to these financial assets and liabilities are included in net income when incurred.

Financial instruments carried at cost or amortized cost include our accounts receivable, accounts payable and accrued liabilities and long-term debt. The transaction costs are included with the initial fair value, and the instruments are carried at amortized cost using the effective interest rate method. Gains and losses on financial assets and liabilities carried at cost or amortized cost are recognized in net income when these assets and liabilities settle.

Derivatives

We use derivative instruments such as physical purchase and sales contracts, exchange-traded futures and options, and non-exchange traded forwards, swaps and options for marketing crude oil and natural gas and to manage fluctuations in commodity prices, foreign currency exchange rates and interest rates. We record these instruments at fair value at each reporting date and changes in fair value are included in marketing and other income during the period of change unless the requirements for hedge accounting are met.

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

For our defined benefit plans, we provide retirement benefits to employees based on their length of service and final average earnings. The cost of pension benefits earned by employees in our defined benefit pension plans is actuarially determined using the projected-benefit method prorated on service and our best estimate of the plans’ investment performance, salary escalations and retirement ages of employees. To calculate the plans’ expected returns, assets are measured at fair value. Fair value measurement of the defined benefit assets is limited to the sum of any recognized net actuarial losses and past service costs, and the net present value of any economic benefit available in the form of surplus refunds to the plan or reductions in future contributions to the plan. Vested past service costs arising from plan amendments are recognized in other comprehensive income (OCI) immediately. Unvested past service costs are amortized over the expected average service life until they become vested. Net actuarial gains and losses are included in OCI as incurred with immediate recognition in retained earnings. Benefits paid out of Nexen’s defined benefit plan are indexed to 75% of the annual rate of inflation less 1% to a maximum increase of 5%. The measurement date for our defined benefit plans is December 31.

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

Revenue represents Nexen’s share and is recorded net of royalty obligations to governments and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty obligations. Our revenue also includes the recovery of carried interest costs paid on behalf of foreign governments in accordance with production sharing contracts in certain international locations.

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

Monetary balance sheet amounts denominated in a currency other than a functional currency are translated into the functional currency using exchange rates at the balance sheet dates. Gains and losses arising from this translation are included in net income. Non—monetary balance sheet amounts denominated in a currency other than a functional currency are translated using historical exchange rates at the time of the transaction.

(P) TRANSPORTATION

We pay to transport the oil and gas products that we have sold and often bill our customers for the transportation cost. This transportation cost is included in transportation and other expense. Amounts billed to our customers are presented within marketing and other income.

(Q) LEASES

We classify leases entered into as either finance or operating leases. Leases that transfer substantially all of the risks and benefits of ownership to us are capitalized as finance leases within PP&E and other liabilities. All other leases are recorded as operating leases and expensed as incurred within operating expenses.

(R) SHARE-BASED COMPENSATION

Our share-based compensation programs consist of tandem option (TOPs), stock appreciation right (STARs), restricted share unit (RSUs) and deferred share unit (DSUs) plans.

TOPs to purchase common shares are granted to officers and employees at the discretion of the board of directors. Each TOP gives the holder a right to either purchase one Nexen common share at the exercise price or to receive a cash payment equal to the excess of the market price of the common share over the exercise price. TOPs granted vest over three years and are exercisable on a cumulative basis over five years. At the time of the grant, the exercise price equals the market price of the common share. Certain TOPs granted contain a performance vesting condition.

We record obligations for the outstanding TOPs using the fair-value method of accounting and recognize compensation expense in net income. Obligations are accrued on a graded vesting basis and revalued each reporting period based on the change in the estimated fair value of the options outstanding. We reduce the liability when the options are surrendered for cash. When the options are exercised for shares, the accrued liability is transferred to share capital.

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

Under our RSU plan, employees are entitled to receive a cash payment equal to the average closing market price of one common share for the 20 days prior to the vesting date for each RSU granted. All RSUs vest evenly over three years and are exercised and paid automatically when they vest. The liability for RSUs is revalued each period based on the market price of our common shares and the number of graded vested RSUs outstanding. Certain RSUs granted contain a performance vesting condition.

For employees eligible to retire during the vesting period, the compensation expense is recognized over the period from the grant date to the retirement eligibility date on a graded vesting basis. In instances where an employee is eligible to retire on the grant date of the share-based award, compensation expense is recognized in full at that date.

DSUs are equity-based awards granted to directors. The units accumulate over a director’s term of service and automatically vest when the director leaves the board. Payments may be made in cash or in Nexen common shares purchased on the open market at the company’s discretion. At the time of grant, the exercise price equals the market value of Nexen common shares.

(S) INCOME TAXES

The provision for income taxes comprises current and deferred tax provisions. The provision for income taxes is recognized in net income except to the extent that it relates to items recognized directly in equity.

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

(T) CHANGES IN ACCOUNTING POLICIES

We have adopted all IFRS accounting standards in effect on December 31, 2012.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in future changes to our existing accounting policies and other note disclosures. We are evaluating the impacts that these standards may have on our results of operations, financial position and disclosure.

·                        IFRS 7 Financial Instruments: Disclosures—in December 2011, the IASB issued final amendments to the disclosure requirements for the offsetting of a financial asset and financial liabilities when offsetting is permitted under IFRS. The disclosure amendments are required to be adopted retrospectively for periods beginning January 1, 2013. Adoption of this standard will result in additional disclosures in our Consolidated Financial Statements.

·                        IFRS 9 Financial Instruments—in November 2009, the IASB issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB issued additions to the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2015. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

·                        IFRS 10 Consolidated Financial Statements—in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated and establishes a new control model which applies to all entities including special purpose entities. The standard replaces the consolidation guidance in IAS 27 and is required to be adopted for periods beginning January 1, 2013. Adoption of IFRS 10 is not expected to have a significant impact on the Consolidated Financial Statements.

·                        IFRS 11 Joint Arrangements—in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether joint arrangements should be accounted for as a joint operation or as a joint venture. Joint operations are accounted for by recording an entity’s relevant share of assets, liabilities, revenues and expenses. Under IFRS 11, an entity will follow the substance of the joint arrangement rather than legal form and will no longer have a choice of the accounting method to apply. In conjunction with this new standard, amendments to IAS 28 have been made to specify that joint ventures are accounted for using the equity method. Both IFRS 11 and the amendments to IAS 28 are required to be adopted for periods beginning January 1, 2013. Adoption of IFRS 11 is not expected to have a significant impact on our Consolidated Financial Statements.

·                        IFRS 12 Disclosure of Interests in Other Entities—in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires companies to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013. Adoption of this standard will result in additional disclosures in our Consolidated Financial Statements.

·                        IFRS 13 Fair Value Measurement—in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013. We do not expect a material impact on our Consolidated Financial Statements from the adoption of this standard; however, additional disclosures will be required.

·                        IAS 1 Presentation of Items of Other Comprehensive Income—in June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to separate items of other comprehensive income (OCI) between those that are reclassed to income and those that do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. Adoption of this standard is not expected to have a significant impact on the Consolidated Financial Statements.

·                        IAS 19 Employee Benefits—in June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses and require additional disclosures. The standard is required to be adopted for periods beginning on or after January 1, 2013. Adoption of this standard is not expected to have a significant impact on the Consolidated Financial Statements.

·                        IAS 32 Financial Instruments: Presentation—in December 2011, the IASB issued amendments to clarify certain of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. The standard is required to be adopted retrospectively for periods beginning January 1, 2014. Adoption of this standard is not expected to have a significant impact on the Consolidated Financial Statements.

3. ACCOUNTS RECEIVABLE

	December 31	December 31
	2012	2011
Trade
Energy Marketing	585	1,146
Oil and Gas	1,223	1,040
	1,808	2,186
Non-Trade	53	73
	1,861	2,259
Allowance for Doubtful Receivables [1]	(12)	(12)

Total	1,849	2,247

1    Includes a general provision of $1 million and a specific provision against certain accounts.

Receivables terms are generally 30 days and were current as of December 31, 2012 and 2011.

4. INVENTORIES AND SUPPLIES

	December 31	December 31
	2012	2011
Finished Products
Energy Marketing	240	230
Oil and Gas	14	36
	254	266
Work in Process	5	6
Field Supplies	95	48

Total	354	320

5. PROPERTY, PLANT AND EQUIPMENT

(A) CARRYING AMOUNT OF PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at December 31, 2010	2,990	1,748	18,887	757	24,382
Additions	1,056	734	693	92	2,575
Disposals/Derecognitions	(303)	—	(2,004)	(18)	(2,325)
Transfers	(1,253)	(216)	1,469	—	—
Exploration Expense	(368)	—	—	—	(368)
Other	65	31	493	—	589
Effect of Changes in Exchange Rate	19	50	294	6	369
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	765	849	1,409	101	3,124
Disposals/Derecognitions	(296)	—	(944)	(116)	(1,356)
Transfers [1]	—	(1,862)	1,862	—	—
Exploration Expense	(429)	—	—	—	(429)
Other	15	19	461	14	509
Effect of Changes in Exchange Rate	(54)	(33)	(174)	(15)	(276)
As at December 31, 2012	2,207	1,320	22,446	821	26,794

Accumulated Depreciation, Depletion & Amortization (DD&A)
As at December 31, 2010	331	—	9,054	418	9,803
DD&A	50	—	1,210	78	1,338
Disposals/Derecognitions	(12)	—	(2,001)	(12)	(2,025)
Impairments	—	—	322	—	322
Other	(6)	—	(8)	—	(14)
Effect of Changes in Exchange Rate	5	—	220	2	227
As at December 31, 2011	368	—	8,797	486	9,651
DD&A	62	—	1,565	87	1,714
Disposals/Derecognitions	(125)	—	(322)	(116)	(563)
Impairments	—	—	237	—	237
Other	—	—	(40)	17	(23)
Effect of Changes in Exchange Rate	(3)	—	(166)	—	(169)
As at December 31, 2012	302	—	10,071	474	10,847

Net Book Value
As at December 31, 2011	1,838	2,347	11,035	351	15,571
As at December 31, 2012	1,905	1,320	12,375	347	15,947

1    Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets are mainly comprised of unproved properties and capitalized exploration drilling costs. Assets under construction at December 31, 2012 primarily include developments in the UK North Sea, Long Lake and Syncrude.

(B) IMPAIRMENT

In the fourth quarter of 2012, lower estimated future North American natural gas prices and increases in future abandonment costs resulted in a $237 million non-cash impairment charge for natural gas properties in North America. These assets are included in our Conventional North America segment.

DD&A expense for 2011 includes non-cash impairment charges of $322 million for our oil and gas properties in our Conventional North America segment. Canadian natural gas assets were impaired $234 million in the second half of 2011 due to lower estimated future natural gas prices and performance-related negative reserve revisions. In the fourth quarter of 2011, lower estimated future natural gas prices and higher estimated future abandonment costs resulted in an $88 million impairment of mature Gulf of Mexico properties.

The properties were written down to the higher amount of value-in-use and estimated fair value less costs to sell. We estimated fair value based on discounted future net cash flows using estimated future prices, a discount rate of 9% and management’s estimate of future production, capital and operating expenditures.

(C) ASSET DERECOGNITIONS

Nexen’s original strategy for future oil sands development was to build duplicates of the existing Long Lake SAGD facilities and upgrader. In 2011, we revised our strategy to focus on smaller, phased, SAGD-only projects. As a result, previously capitalized design and engineering costs of $253 million on the future phases were expensed in 2011.

6. GOODWILL

(A) CARRYING AMOUNT OF GOODWILL

Goodwill

As at December 31, 2010	286
Effect of Changes in Exchange Rate	7
Dispositions	(2)
As at December 31, 2011	291
Effect of Changes in Exchange Rate	(6)
As at December 31, 2012	285

	December 31	December 31
	2012	2011
UK Conventional	277	284
Corporate and Other	8	7
Total	285	291

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

UK Conventional

The recoverable amount of the UK group was based on cash flow projections discounted at a rate of 9%. The significant assumptions used in the cash flow projections are:

Commodity prices: these assumptions are based on estimated market-based future prices, the global supply-demand balance for each commodity, other macroeconomic factors, historical trends and variability.

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

7. OTHER LONG-TERM ASSETS

	December 31	December 31
	2012	2011
Long-Term Investments	36	41
Long-Term Capital Prepayments	1	46
Other	49	65
Total	86	152

8. FINANCIAL INSTRUMENTS

Financial instruments carried at fair value include cash and cash equivalents, restricted cash and derivatives used for trading and non-trading purposes. Our other financial instruments, including accounts receivable, accounts payable and accrued liabilities and long-term debt, are carried at cost or amortized cost. The carrying value of our short-term receivables and payables approximates fair value because the instruments are near maturity.

(A) DERIVATIVES

In our energy marketing group, we enter into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). We also use derivatives to manage commodity price risk and foreign currency risk for non-trading purposes. We categorize our derivative instruments between trading and non-trading activities and carry the instruments at fair value on our balance sheet. The fair values are included in derivative contracts and are classified as long-term or short-term based on anticipated settlement date and, where applicable, are presented net on the balance sheet in accordance with netting arrangements. Any change in fair value is included in marketing and other income in the period of change. Related amounts posted as margin for exchange-traded positions are recorded in restricted cash.

Total carrying value of derivative contracts

The fair value and carrying amounts related to derivative contracts are as follows:

	December 31	December 31
	2012	2011
Commodity Contracts	80	119
Derivative Contracts — Current	80	119

Commodity Contracts	3	25
Derivative Contracts — Long-Term [1]	3	25

Total Derivative Assets	83	144

Commodity Contracts	37	103
Derivative Contracts — Current	37	103

Commodity Contracts	3	24
Derivative Contracts — Long-Term [1]	3	24

Total Derivative Liabilities	40	127

Total Net Derivative Contracts	43	17

1    These derivative contracts settle beyond 12 months and are considered non-current.

Derivative contracts related to trading

Our energy marketing group primarily focuses on crude oil marketing activities in North American and international markets.

Trading revenues generated by our energy marketing group include gains and losses on derivative instruments and non-derivative instruments such as physical inventory. During the years ended December 31, 2012 and 2011, the following revenues were recognized in marketing and other income:

	2012	2011
Commodity	315	200
Foreign Exchange	(1)	(5)
Marketing Revenue, Net	314	195

Derivative contracts related to non-trading activities

In 2011, we purchased crude oil put options on 100,000 bbls/d of our 2012 crude oil production for $52 million. These options established a monthly Dated Brent floor price of US$65/bbl on 60,000 bbls/d and an annual Dated Brent floor price of US$75/bbl on 40,000 bbls/d. The options settle monthly or annually and unexpired options are recorded at fair value throughout their term. As a result, changes in forward crude oil prices created gains or losses on these options at each reporting period. At December 31, 2011, higher crude oil prices reduced the fair value of the options to approximately $38 million, and we recorded a fair value loss during the period of $14 million in marketing and other income. Strengthening crude prices in 2012 reduced the fair value of these options to nil and we recorded a fair value loss of $38 million in 2012.

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

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as at the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 consists of financial instruments such as exchange-traded derivatives, and we use information from markets such as the New York Mercantile Exchange.

Level 2 — Pricing inputs are other than quoted prices in active markets. Prices in Level 2 are either directly or indirectly observable as at the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value, volatility factors and broker quotations, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. We obtain information from sources such as the Natural Gas Exchange, independent price publications and over-the-counter broker quotes.

Level 3 — Valuations in this level are those with inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument’s fair value. Level 3 instruments may include items based on pricing services or broker quotes where we are unable to verify the observability of inputs into their prices. Level 3 instruments include longer-term transactions, transactions in less active markets or transactions at locations for which pricing information is not available. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods.

Cash and cash equivalents and restricted cash are valued using level 1 inputs. The following tables include derivatives carried at fair value for our trading and non-trading activities as at December 31, 2012 and 2011. Financial assets and liabilities are classified in the fair value hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect placement within the fair value hierarchy levels.

Net Derivatives at December 31, 2012	Level 1	Level 2	Level 3	Total
Trading Derivatives	1	(3)	45	43
Total	1	(3)	45	43

Net Derivatives at December 31, 2011	Level 1	Level 2	Level 3	Total
Trading Derivatives	(17)	(1)	(3)	(21)
Non-Trading Derivatives	—	38	—	38
Total	(17)	37	(3)	17

A reconciliation of changes in the fair value of our derivatives classified as Level 3 for the years ended December 31, 2012 and 2011 is provided below:

	2012	2011
Level 3 Net Derivatives at January 1	(3)	17
Realized and Unrealized Gains (Losses)	202	(34)
Settlements	(154)	14
Level 3 Net Derivatives at December 31	45	(3)
Unsettled Gains (Losses) Relating to Instruments Still Held as of December 31	45	(3)

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or 2. We performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at December 31, 2012 could change by $5 million.

Fair value of long-term debt

We carry our long-term debt at amortized cost using the effective interest method. At December 31, 2012, the estimated fair value of our long-term debt was $5,643 million (2011—$4,848 million) as compared to the carrying value of $4,288 million (2011—$4,383 million). The fair value of long-term debt is estimated based on prices provided by quoted markets and third-party brokers.

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

·              price volatility is comparable to prior periods; and

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

Value-at-Risk (Cdn$ millions)	2012	2011
Year-End	5	7
High	11	17
Low	1	2
Average	4	9

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

·              capital spending and expenses in our oil and gas activities;

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

We designate most of our US-dollar borrowings as a hedge against our US-dollar net investment in our foreign operations. The accumulated foreign exchange gains or losses related to the effective portion of our designated US-dollar debt are included in cumulative translation adjustment in shareholders’ equity. Our net investment in foreign operations and our designated US-dollar debt at December 31, 2012 and 2011 are as follows:

(US$ millions)	December 31 2012	December 31 2011
Net Investment in Foreign Operations	4,908	4,191
Designated US-Dollar Debt, After Tax	3,595	3,673

A one-cent change in the US dollar to Canadian dollar exchange rate would increase or decrease our cumulative translation adjustment by approximately $13 million (2011—$5 million), net of income tax, and would not have a material impact on our net income.

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

Our sensitivities to the US/Canadian dollar exchange rate and the expected impact of a one-cent change on our 2013 cash flow from operating activities, net income, capital expenditures and long-term debt are as follows:

(Cdn$ millions)	Cash Flow	Net Income	Capital Expenditures	Long-Term Debt
$0.01 Change in US to Cdn	25	11	20	44

(B) CREDIT RISK

Credit risk affects our oil and gas operations and our energy marketing activities, and is the risk of loss if counterparties do not fulfill their contractual obligations. Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies, refiners and utilities, and are subject to normal industry credit risk. Over 78% of our exposure is with these large energy companies. This concentration of risk within the energy industry is reduced because of our broad base of domestic and international counterparties. We take the following measures to reduce this risk:

·                        assess the financial strength of our counterparties through a credit analysis process;

·                        limit the total exposure extended to individual counterparties, and may require collateral from some counterparties;

·                        routinely monitor credit risk exposures, including sector, geographic and corporate concentrations of credit, and report these to management and the board of directors;

·                        set and regularly review counterparty credit limits based on rating agency credit ratings and internal assessments of company and industry analysis; and

·                        use standard agreements where possible that allow for the netting of exposures associated with a single counterparty.

We believe these measures minimize our overall credit risk; however, there can be no assurance that these processes will protect us against all losses from non-performance.

At December 31, 2012, only two counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment-grade credit ratings.

The following table illustrates the composition of credit exposure by credit rating:

Credit Rating	December 31 2012	December 31 2011
A or higher	47%	60%
BBB	43%	31%
Non-Investment Grade	10%	9%
Total	100%	100%

Our maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as cash and cash equivalents, restricted cash, accounts receivable, as well as the fair value of derivative financial assets.

Collateral received from customers at December 31, 2012 includes $299 million of letters of credit. The cash received is included in accounts payable and accrued liabilities.

(C) LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations when they fall due. We require liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate our energy marketing business. We generally rely on operating cash flows to provide liquidity as well as maintain significant undrawn committed credit facilities. At December 31, 2012, we had approximately $4.5 billion of cash and available committed lines of credit. This includes $1.2 billion of cash and cash equivalents on hand and undrawn term credit facilities of $3.5 billion, of which $223 million was supporting letters of credit at December 31, 2012. Of these term credit facilities, $3.0 billion is available until 2017, with the remainder available until 2014. We also had $389 million of uncommitted, unsecured credit facilities, of which $20 million was supporting letters of credit outstanding at December 31, 2012. Of these uncommitted facilities, $209 million is available exclusively for supporting letters of credit.

The following table details the contractual maturities for our non-derivative financial liabilities, including both the principal and interest cash flows at December 31, 2012:

(Cdn$ millions)	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
Long-Term Debt	4,365	—	125	61	4,179
Cumulative Interest on Long-Term Debt [1]	6,532	294	583	573	5,082
Total	10,897	294	708	634	9,261

1    At December 31, 2012, none of our variable interest rate debt was drawn.

The following table details contractual maturities for our derivative financial liabilities at December 31, 2012. The consolidated balance sheet amounts for derivative financial liabilities included below are not materially different from the contractual amounts due on maturity.

(Cdn$ millions)	Total	< 1 Year	1-3 Years	4-5 Years	> 5 Years
Derivative Contracts (Note 8)	40	37	3	—	—

At December 31, 2012, collateral posted with counterparties includes $243 million of letters of credit. Cash posted is included with accounts receivable. Cash collateral is not normally applied to contract settlement. Once a contract has been settled, the collateral amounts are refunded. If there is a default, the cash is retained.

The commercial agreements our energy marketing group enter into often include financial assurance provisions that allow us and our counterparties to effectively manage credit risk. The agreements normally require collateral to be posted if an adverse credit-related event occurs, such as a drop in credit ratings to non-investment grade. Based on the derivative contracts in place and commodity prices at December 31, 2012, we could be required to post collateral of approximately $424 million if we were downgraded to non-investment grade. These obligations are reflected on our balance sheet and the posting of collateral merely secures the payment of such amounts. We have significant undrawn credit facilities and cash to fund these potential collateral requirements.

Our exchange-traded derivative contracts are also subject to margin requirements. We have margin deposits at December 31, 2012 of $21 million (2011—$45 million), which have been included in restricted cash.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31	December 31
	2012	2011
Accrued Payables	1,196	1,035
Energy Marketing Payables	696	1,287
Trade Payables	349	288
Share-Based Compensation	159	31
Accrued Interest Payable	80	78
Dividends Payable	27	26
Other	182	122
Total	2,689	2,867

11. LONG-TERM DEBT

	December 31	December 31
	2012	2011
Term Credit Facilities (A)	—	—
Notes, due 2015 (US$126 million) (B)	125	128
Notes, due 2017 (US$62 million) (C)	61	63
Notes, due 2019 (US$300 million) (D)	299	305
Notes, due 2028 (US$200 million) (E)	199	203
Notes, due 2032 (US$500 million) (F)	497	509
Notes, due 2035 (US$790 million) (G)	786	804
Notes, due 2037 (US$1,250 million) (H)	1,244	1,271
Notes, due 2039 (US$700 million) (I)	696	712
Subordinated Debentures, due 2043 (US$460 million) (J)	458	468
	4,365	4,463
Unamortized Debt Issue Costs	(77)	(80)
Total	4,288	4,383

(A) TERM CREDIT FACILITIES

We have committed unsecured term credit facilities of $3.5 billion (US$3.5 billion), which were not drawn at either December 31, 2012 or December 31, 2011. Of these facilities, $530 million is available until 2014 and $3.0 billion is available until 2017. Borrowings are available as Canadian bankers’ acceptances, LIBOR-based loans, Canadian prime rate loans, US-dollar base rate loans or British pound call-rate loans. Interest is payable at floating rates. At December 31, 2012, $223 million of these facilities were utilized to support outstanding letters of credit (2011—$367 million). During the year, we borrowed and repaid $254 million on our term credit facilities.

(B) NOTES, DUE 2015

During March 2005, we issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, we repurchased and cancelled US$124 million of principal of these notes. We paid $135 million for the repurchase and recorded a $14 million loss in 2011 as the difference between the carrying value and the redemption price. At December 31, 2012, US$126 million of notes remain outstanding. We may redeem part or all of the notes at any time. The redemption price will be the greater of par and an amount that provides the same yield as a US Treasury security having a term-to-maturity equal to the remaining term of the notes plus 0.15%.

(C) NOTES, DUE 2017

During May 2007, we issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, we repurchased and cancelled US$188 million of principal of these notes. We paid $211 million for the repurchase and recorded a $25 million loss in 2011 as the difference between the carrying value and the redemption price. At December 31, 2012, US$62 million of notes remain outstanding. We may redeem part or all of the notes at any time. The redemption price will be the greater of par and an amount that provides the same yield as a US Treasury security having a term-to maturity equal to the remaining term of the notes plus 0.20%.

(D) NOTES, DUE 2019

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

(E) NOTES, DUE 2028

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

(F) NOTES, DUE 2032

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

(G) NOTES, DUE 2035

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

(H) NOTES, DUE 2037

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

(I) NOTES, DUE 2039

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

(J) SUBORDINATED DEBENTURES, DUE 2043

During November 2003, we issued US$460 million of unsecured subordinated debentures. Interest is payable quarterly at a rate of 7.35%, and the principal is to be repaid in November 2043. We may redeem part or all of the debentures at any time. The redemption price is equal to the par value of the principal amount plus any accrued and unpaid interest to the redemption date.

(K) LONG-TERM DEBT REPAYMENTS

The following schedule outlines the required timetable of debt repayments and does not preclude earlier repayments as per the provisions of the respective notes.

(Cdn$ millions)	Total	2013	2014	2015	2016	2017	Thereafter
Long-Term Debt	4,365	—	—	125	—	61	4,179

(L) DEBT COVENANTS

Some of our debt instruments contain covenants with respect to certain financial ratios and our ability to grant security. We are required to maintain a debt to EBITDA ratio of less than 3.5. EBITDA is defined as net income plus interest expense, income tax expense, DD&A, exploration expense, equity loss, extraordinary and non-recurring losses and other non-cash expenses less equity income, income tax recoveries and extraordinary and non-recurring income and gains. For the year ended December 31, 2012, this ratio was 0.89 times (2011—0.95). At December 31, 2012 and 2011 we were in compliance with all covenants.

(M) CREDIT FACILITIES

Nexen has uncommitted, unsecured credit facilities of approximately $180 million (US$180 million), none of which were drawn at either December 31, 2012 or 2011. We utilized $4 million of these facilities to support outstanding letters of credit at December 31, 2012 (2011—$17 million). Interest is payable at floating rates.

Nexen has uncommitted, unsecured credit facilities exclusive to letters of credit of approximately $209 million (US$210 million). We utilized $16 million of these facilities to support outstanding letters of credit at December 31, 2012 (2011—$4 million).

(N) OTHER

We recorded $94 million (2011—$87 million net gain) of unrealized foreign exchange net gains on long-term debt in OCI.

12. FINANCE EXPENSE

	2012	2011
Long-Term Debt Interest Expense	296	304
Accretion Expense Related to Asset Retirement Obligations	52	44
Other Interest and Fees	25	27
Total	373	375
Less: Capitalized at 6.7% (2011—6.7%)	(72)	(124)
Total [1]	301	251

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

·              ensuring ample covenant room permitting us to draw on credit lines as required; and

·              ensuring we maintain a credit rating that is appropriate for our circumstances.

We have the ability to change our capital structure by issuing additional equity or debt, returning cash to shareholders and making adjustments to our capital investment programs. Our capital consists of equity, short-term borrowings, long-term debt and cash and cash equivalents as follows:

	December 31	December 31
Net Debt [1]	2012	2011
Long-Term Debt	4,288	4,383
Less: Cash and Cash Equivalents	(1,174)	(845)
Total	3,114	3,538
Equity [2]	8,805	8,373

1                                         Includes all of our borrowings and is calculated as long-term debt and short-term borrowings less cash and cash equivalents.

2                                         Equity is the historical issue of equity and accumulated retained earnings.

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

For the twelve months ended December 31, 2012, the net debt to adjusted cash flow was 1.2 times compared to 1.5 times at December 31, 2011. While we typically expect the target ratio to fluctuate between 1.0 and 2.0 times under normalized commodity prices, this can be higher or lower depending on commodity price volatility, where we are in the investment cycle, or when we pursue strategic opportunities requiring additional investment. Whenever we exceed our target ratio, we assess whether we need to develop a strategy to reduce our leverage and lower this ratio back to target levels over time. Our objectives for managing our capital structure or targets have not changed from last year.

14. ASSET RETIREMENT OBLIGATIONS

Changes in carrying amounts of our ARO provision are as follows:

	2012	2011
ARO, Beginning of Year	2,076	1,571
Obligations Incurred with Development Activities	84	69
Changes in Estimates	121	320
Change in Discount Rate	221	130
Obligations Related to Dispositions	(60)	(9)
Obligations Settled	(109)	(72)
Accretion	52	44
Effects of Changes in Foreign Exchange Rates	10	23
Balance at End of Year	2,395	2,076
Of which:
Due Within Twelve Months [1]	126	66
Due After Twelve Months	2,269	2,010

1              Included in accounts payable and accrued liabilities.

ARO represents the present value of estimated remediation and reclamation costs associated with our PP&E. We discounted the estimated ARO using a weighted-average risk-free rate of 2.1% (2011—2.6%). While the provision for abandonment is based on our best estimates of future costs and the economic lives of the assets involved, there is uncertainty regarding both the amount and timing of incurring these costs. We expect approximately $341 million included in our ARO will be settled over the next five years with the balance settling beyond that. We expect to fund ARO from future cash flow from operations.

15. OTHER LONG-TERM LIABILITIES

	December 31 2012	December 31 2011

Defined Benefit Pension Obligations (Note 16)	167	208
Long-Term Insurance Payable	50	54
Finance Lease Obligations	40	41
Other	143	59
Total	400	362

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

	2012
	Nexen
	Registered	Supplemental [1]	Total	Syncrude	Total
Benefit Obligations
Beginning of Year	344	120	464	189	653
Service Cost	25	8	33	8	41
Interest Cost	16	5	21	8	29
Plan Participants’ Contributions	7	—	7	1	8
Actuarial Loss	35	10	45	8	53
Benefits Paid	(25)	(7)	(32)	(7)	(39)
End of Year [1]	402	136	538	207	745

Plan Assets
Beginning of Year	328	—	328	98	426
Expected Return	20	—	20	7	27
Employer’s Contributions	31	57	88	20	108
Plan Participants’ Contributions	7	—	7	1	8
Actuarial Gain	11	—	11	2	13
Benefits Paid	(25)	(7)	(32)	(7)	(39)
End of Year	372	50	422	121	543
Net Pension Liability	(30)	(86)	(116)	(86)	(202)

Pension Liability
Accounts Payable and Accrued Liabilities	(16)	(4)	(20)	(15)	(35)
Other Long-Term Liabilities (Note 15)	(14)	(82)	(96)	(71)	(167)
Net Pension Liability	(30)	(86)	(116)	(86)	(202)

Assumptions (%)
Accrued Benefit Obligation at December 31 Discount Rate			4.00	4.00
Long-Term Rate of Employee Compensation Increase			4.00	4.56
Inflation Rate			2.00	5.00
Benefit Cost for Year Ended December 31 Discount Rate			4.50	4.00
Long-Term Annual Rate of Return on Plan Assets [2]			6.25	6.50

1

Includes obligations for supplemental benefits to the extent that the benefit is limited by statutory guidelines. The obligations for supplemental benefits are backed by irrevocable letters of credit and cash.

2	The long-term annual rate of return on plan assets assumption is based on a mix of historical market returns for debt and equity securities.

	2011
	Nexen
	Registered	Supplemental[1]	Total	Syncrude	Total
Benefit Obligations
Beginning of Year	291	97	388	151	539
Service Cost	21	5	26	6	32
Interest Cost	16	5	21	8	29
Plan Participants’ Contributions	6	—	6	1	7
Actuarial Loss	25	16	41	29	70
Benefits Paid	(15)	(3)	(18)	(6)	(24)
End of Year [1]	344	120	464	189	653

Plan Assets
Beginning of Year	312	—	312	87	399
Expected Return	21	—	21	7	28
Employer’s Contributions	26	3	29	13	42
Plan Participants’ Contributions	6	—	6	1	7
Actuarial Loss	(22)	—	(22)	(5)	(27)
Benefits Paid	(15)	(3)	(18)	(5)	(23)
End of Year	328	—	328	98	426
Net Pension Liability	(16)	(120)	(136)	(91)	(227)

Pension Liability
Accounts Payable and Accrued Liabilities	(6)	(4)	(10)	(9)	(19)
Other Long-Term Liabilities (Note 15)	(10)	(116)	(126)	(82)	(208)
Net Pension Liability	(16)	(120)	(136)	(91)	(227)

Assumptions (%)
Accrued Benefit Obligation at December 31 Discount Rate			4.50	4.25
Long-Term Rate of Employee Compensation Increase			4.00	4.50
Inflation Rate			2.00	5.00
Benefit Cost for Year Ended December 31 Discount Rate			5.25	4.25
Long-Term Annual Rate of Return on Plan Assets [2]			6.75	7.30

1	Includes obligations for supplemental benefits to the extent that the benefit is limited by statutory guidelines. The obligations for supplemental benefits are backed by irrevocable letters of credit.
2	The long-term annual rate of return on plan assets assumption is based on a mix of historical market returns for debt and equity securities.

History of Surplus (Deficit) and of Experience Gains and Losses	2012	2011	2010
Benefit Obligation at December 31	745	653	539
Fair Value of Plan Assets at December 31	543	426	399
Surplus (Deficit)	(202)	(227)	(140)

Experience Gains (Losses) on Plan Liabilities	(4)	(5)	—
Actuarial Gain (Loss) on Plan Assets	13	(27)	10
Actual Return on Plan Assets	40	1	36

Defined Benefit Pension Plan Expense	2012	2011
Nexen
Cost of Benefits Earned by Employees	33	26
Interest Cost on Benefits Earned	21	21
Expected Return on Plan Assets [1]	(20)	(21)
Net Pension Expense	34	26

Syncrude [2]
Cost of Benefit Earned by Employees	8	6
Interest Cost on Benefits Earned	8	8
Expected Return on Plan Assets [3]	(7)	(7)
Net Pension Expense	9	7

Total Net Pension Expense [4]	43	33

1	Actual gain on Nexen plan assets was $31 million (2011—$1 million loss).
2	Nexen’s share of Syncrude’s employee pension plans.
3	Actual gain on Syncrude plan assets was $9 million (2011—$2 million gain).
4	Net pension expense is reported principally within operating expense and general and administrative expense in the Consolidated Statement of Income.

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

Nexen also has an unregistered employer-funded supplemental defined benefit pension plan that covers obligations that are limited by statutory guidelines. Syncrude’s pension plan is governed and administered separately from ours. Syncrude’s plan assets are subject to similar investment goals, policies and strategies.

Plan Asset Allocation (%)	Expected 2013	2012	2011
Nexen
Equity Securities	65	66	65
Debt Securities	35	34	35
Total	100	100	100
Syncrude
Equity Securities	60	60	60
Debt Securities	40	40	40
Total	100	100	100

i)    The fair value of Nexen’s defined benefit pension plan assets at December 31, 2012 by asset category are as follows:

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash	51	—	—	51
Pooled Funds
Canadian Fixed Income	—	125	—	125
Canadian Equity	—	93	—	93
Foreign Equity	—	153	—	153
Total	51	371	—	422

ii)   The fair value of Nexen’s defined benefit pension plan assets at December 31, 2011 by asset category are as follows:

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash	2	—	—	2
Pooled Funds
Canadian Fixed Income	—	114	—	114
Canadian Equity	—	80	—	80
Foreign Equity	—	132	—	132
Total	2	326	—	328

iii)            The fair value of Syncrude’s defined benefit pension plan assets at December 31, 2012 by asset category are as follows:

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash	1	—	—	1
Pooled Funds
Canadian Fixed Income	—	46	—	46
Canadian Equity	—	30	—	30
Foreign Equity	—	43	—	43
Other Types of Investments
Other	—	—	1	1
Total	1	119	1	121

iv)           The fair value of Syncrude’s defined benefit pension plan assets at December 31, 2011 by asset category are as follows:

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category
Cash	1	—	—	1
Pooled Funds
Canadian Fixed Income	—	38	—	38
Canadian Equity	—	25	—	25
Foreign Equity	—	33	—	33
Other Types of Investments
Other	—	—	1	1
Total	1	96	1	98

(C) DEFINED CONTRIBUTION PENSION PLANS

Under these plans, pension benefits are based on plan contributions. During 2012, Canadian pension expense for these plans was $6 million (2011—$7 million). During 2012, US pension expense for these plans was $6 million (2011—$6 million) and UK pension expense for these plans was $8 million (2011—$6 million).

(D) POST-RETIREMENT BENEFITS

Nexen provides certain post-retirement benefits, including group life and supplemental health insurance, to eligible employees and their dependents. The present value of Nexen employees’ future post-retirement benefits at December 31, 2012 was $22 million (2011—$18 million).

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

	Expected 2013	2012	2011
Nexen	40	88	29
Syncrude	20	20	13
Total Defined Benefit Contribution	60	108	42

Our most recent funding valuation was prepared as of June 30, 2012. Our next funding valuation is required by June 30, 2015. Syncrude’s most recent funding valuation was prepared as of December 31, 2011, and their next funding valuation is required by December 31, 2014.

Our total benefit payments to participants in 2012 were $32 million for Nexen (2011—$18 million). Our share of Syncrude’s total benefit payments in 2012 was $7 million (2011—$6 million).

17. RELATED PARTY DISCLOSURES

(A) MAJOR SUBSIDIARIES

The Consolidated Financial Statements include the financial statements of Nexen Inc. and our subsidiaries as at December 31, 2012. The following is a list of the major subsidiaries of our operations. Transactions between subsidiaries are eliminated on consolidation. Nexen did not have any material related party transactions with entities outside the consolidated group in the years ended December 31, 2012 and 2011.

Major Subsidiaries	Jurisdiction of Incorporation		Principal Activities	Ownership
Nexen Petroleum UK Limited	England & Wale	s	Oil & Gas	100%
Nexen Petroleum Nigeria Limited	Nigeria		Oil & Gas	100%
Nexen Petroleum Offshore USA Inc.	Delaware		Oil & Gas	100%
Nexen Marketing	Alberta		Marketing	100%
Nexen Oil Sands Partnership	Alberta		Oil & Gas	100%

(B) KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel compensation includes all compensation related to executive management and members of the board of directors of Nexen Inc. during the year.

	2012	2011
Short-Term Benefits [1]	8	9
Post Employment Benefits [2]	3	3
Share-Based Compensation [3]	24	(11)
Total Compensation	35	1

1    Includes executives’ salaries, directors’ fees and non-equity incentive plan compensation and other short-term compensation.

2    Represents the pension costs.

3            Share-based compensation computed for executive management and the board of directors as described in Note 18 including the change in fair value of outstanding awards.

18. EQUITY

(A) AUTHORIZED CAPITAL

Authorized share capital consists of an unlimited number of common shares of no par value and an unlimited number of Class A preferred shares of no par value, issuable in series.

Common Shares

At December 31, 2012, there were 530,036,892 common shares outstanding (2011—527,892,635). The rights, privileges, restrictions and conditions attached to common shares include a vote at all meetings of shareholders they are invited to, the receipt of any dividend declared by the board of directors on the common shares, and receipt of all remaining property of Nexen upon dissolution.

Preferred Shares

At December 31, 2012, there were 8,000,000 Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 (Series 2 Shares) outstanding (2011—nil). The holders of the Series 2 Shares are entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per share, payable quarterly.

On September 20, 2012, the Arrangement Agreement was approved by the common and preferred shareholders of Nexen Inc. as described in Note 1.

(B) ISSUED COMMON SHARES AND DIVIDENDS

We paid dividends of $0.20 per common share for the year ended December 31, 2012 (2011—$0.20).

We paid dividends of $1.0178 per preferred share for the year ended December 31, 2012 (2011—nil).

Dividends paid to holders of common and preferred shares have been designated as “eligible dividends” for Canadian tax purposes.

(thousands of shares)	2012	2011
Issued Common Shares, Beginning of Year	527,893	525,706
Issue of Common Shares for Cash
Exercise of Tandem Options	139	59
Dividend Reinvestment Plan	1,478	1,542
Employee Flow-Through Shares	527	586
Balance at End of Year	530,037	527,893

Cash Consideration (Cdn$ millions)
Exercise of Tandem Options	3	1
Dividend Reinvestment Plan	24	30
Employee Flow-Through Shares	10	15
Total	37	46

During the year, 1,478,421 common shares were issued under the Dividend Reinvestment Plan and a balance of 1,601,043 common shares (2011—3,079,464) was reserved for issuance at December 31, 2012.

(C) TANDEM OPTIONS (TOPs)

Tandem and performance tandem options to purchase common shares are awarded to officers and employees. Each option permits the holder the right to either purchase one Nexen common share at the exercise price or receive a cash payment equal to the excess of market price over the exercise price. The following tandem options have been granted:

	2012		2011
(thousands of shares)	Options (thousands)	Weighted Average Exercise Price ($/option)	Options (thousands)	Weighted Average Exercise Price ($/option)
Outstanding TOPs, Beginning of Year	14,854	23	18,435	25
Granted	1,368	20	1,582	17
Exercised for Shares	(139)	21	(59)	16
Surrendered for Cash	(769)	21	(394)	20
Cancelled	(2,116)	25	(1,248)	25
Expired	(1,482)	29	(3,462)	31
Balance at End of Year	11,716 [1]	22	14,854	23

TOPs Exercisable at End of Year	8,082	22	8,878	24
Weighted Average Share Price During Year	21.41		20.80

1              Approximately 8% of TOPs outstanding at December 31, 2012 contain performance vesting conditions.

The range of exercise prices of options outstanding at December 31, 2012 is as follows:

	Outstanding Tandem and Performance Tandem Options
	Number of Options (thousands)	Weighted Average Exercise Price ($/option)	Weighted Average Years to Expiry (years)
$15.00 to $19.99	4,251	19	3
$20.00 to $24.99	7,409	23	2
$25.00 to $29.99	51	26	2
$30.00 to $34.99	—	—	—
$35.00 to $39.99	—	—	—
$40.00 to $44.99	5	40	—
Total	11,716

Fair values and associated details for tandem and performance tandem options granted during the year:

	2012	2011
Option Pricing Model Used for TOPs	Black-Scholes	Black-Scholes
Weighted Average Fair Value ($/option)	9.75	3.86
Expected Volatility	40%	40%
Weighted-Average Expected Life (years)	2.52	3.14
Expected Annual Dividends per Common Share ($/share)	0.20	0.20
Risk-Free Interest Rate	1.41%	1.21%
Expected Annual Forfeiture Rate	4%	4%

These assumptions are based on multiple factors, including: i) historical exercise patterns of employees in relatively homogenous groups with respect to exercise and post-vesting employment termination behaviors; ii) expected future exercising patterns for those same homogenous groups; iii) the implied volatility of our share price (based on the prior three years historic volatility); iv) our expected future dividend levels; and v) the interest rate for Government of Canada bonds.

The total share-based compensation expense arising from tandem options for the year ended December 31, 2012 was $63 million (2011—$39 million recovery). The total carrying value of liabilities arising from tandem options at December 31, 2012 amounted to $73 million (2011—$15 million). The total intrinsic value of all vested tandem options at December 31, 2012 amounted to $37 million (2011—nil).

(D) STOCK APPRECIATION RIGHTS

STARs and performance STARs are awarded to eligible employees. They permit the holder to receive a cash payment equal to the excess of the market price of the common shares over the exercise price of the right. The following STARs have been granted:

	2012		2011
(thousands of shares)	STARs (thousands)	Weighted Average Exercise Price ($/STAR)	STARs (thousands)	Weighted Average Exercise Price ($/STAR)
Outstanding STARs, Beginning of Year	14,407	23	18,993	25
Granted	339	20	377	18
Exercised for Cash	(1,249)	20	(578)	18
Cancelled	(1,630)	25	(1,163)	24
Expired	(2,414)	29	(3,222)	31
End of Year	9,453 [1]	22	14,407	23

STARs Exercisable at End of Year	7,993	22	10,512	24
Weighted Average Share Price During Year	21.41		20.80

1              Approximately 2% of STARs outstanding at December 31, 2012 contain performance vesting conditions.

The range of exercise prices of STARs outstanding at December 31, 2012 is as follows:

	Outstanding STARs and Performance STARs
	Number of Options (thousands)	Weighted Average Exercise Price ($/STAR)	Weighted Average Years to Expiry (years)
$ 10.00 to $14.99	16	14	1
$ 15.00 to $19.99	2,978	19	2
$ 20.00 to $24.99	6,388	24	2
$ 25.00 to $29.99	40	27	1
$ 30.00 to $34.99	10	32	—
$ 35.00 to $39.99	20	37	—
$ 40.00 to $44.99	1	40	—
Total	9,453

Fair values and associated details for STARs and performance STARs granted during the year:

(thousands of shares)	2012	2011
Option Pricing Model Used for STARs	Black-Scholes	Black-Scholes
Weighted Average Fair Value ($/STAR)	9.58	3.48
Expected Volatility	40%	40%
Weighted-Average Expected Life (years)	2.26	2.84
Expected Annual Dividends per Common Share ($/share)	0.20	0.20
Risk-Free Interest Rate	1.41%	1.21%
Expected Annual Forfeiture Rate	5%	5%

These assumptions are based on multiple factors, including: i) historical exercise patterns of employees in relatively homogenous groups with respect to exercise and post-vesting employment termination behaviors; ii) expected future exercising patterns for those same homogenous groups; iii) the implied volatility of our share price (based on the prior three years historic volatility); iv) our expected future dividend levels; and v) the interest rate for Government of Canada bonds.

The total share-based compensation expense arising from STARs for the year ended December 31, 2012 was $53 million (2011—$45 million recovery). The total carrying value of liabilities arising from STARs at December 31, 2012 amounted to $58 million (2011—$12 million). The total intrinsic value of all vested STARs at December 31, 2012 amounted to $36 million (2011—nil).

(E) SHARE UNIT PLANS

Restricted Share Units (RSUs) are awarded to eligible employees and permit the holder to receive a cash payment equal to the market value of the share on the vesting date. Performance Share Units (PSUs) are RSUs with a performance-vesting condition. Deferred Share Units (DSUs) are awarded to directors. The following RSUs, PSUs and DSUs have been granted:

(thousands of units)	RSU	PSU	DSU
Outstanding December 31, 2010	925	—	576
Granted	1,458	390	143
Redeemed for Cash	(302)	—	—
Cancelled	(56)	—	—
Outstanding December 31, 2011	2,025	390	719
Granted	1,943	318	87
Redeemed for Cash	(705)	(98)	(54)
Cancelled	(306)	(120)	—
Outstanding December 31, 2012	2,957	490	752
Weighted Average Fair Value per Unit ($/unit)	26.70	26.07	26.60
Liability ($ millions)	41	8	20
Weighted Average Remaining Time to Expiry (years)	1.18	1.20

For the year ended December 31, 2012, we recognized share-based compensation expense related to RSUs and PSUs in the amount of $61 million (2011—$10 million expense). RSUs and PSUs are paid immediately on vesting. We recognized a share-based compensation expense related to DSUs in the amount of $8 million (2011—$1 million recovery).

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES

We assume various contractual obligations and commitments in the normal course of our operations. Our operating leases, transportation, processing and storage commitments, finance leases, and drilling rig commitments as at December 31, 2012 are comprised of the following:

	2013	2014	2015	2016	2017	Thereafter
Operating Leases	76	56	27	25	13	79
Transportation, Processing and Storage Commitments	118	111	80	76	62	427
Drilling Rig Commitments [1]	387	88	24	3	1	—
Finance Leases	4	4	4	4	4	58

1              Total drilling rig commitments are disclosed net of $119 million of subleases.

During 2012, total rental expense under operating leases was $76 million (2011—$53 million).

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

20. MARKETING AND OTHER INCOME

	2012	2011
Marketing Revenue, Net	314	195
Interest Income	24	4
Insurance Proceeds	—	26
Change in Fair Value of Crude Oil Put Options	(38)	(23)
Foreign Exchange Gains (Losses)	(67)	36
Other	48	57
Total	281	295

21. INCOME TAXES

(A) PROVISION FOR (RECOVERY OF) INCOME TAXES

	2012	2011
Current Tax
Charge for Year	1,460	1,584
Deferred Tax
Temporary Differences in the Current Year	(202)	(526)
Impact of Changes in Tax Rates and Laws	63	270
Total Income Tax Expense Recognized in Net Income	1,321	1,328

(B) DEFERRED INCOME TAX

	Consolidated Statement of Income		Consolidated Balance Sheet
	2012	2011	2012	2011
Property, Plant and Equipment and Other	215	(25)	3,046	3,027
Tax Losses and Credits [1]	(366)	(215)	(2,199)	(1,985)
Foreign-Denominated Debt	12	(16)	121	108
Net Deferred Income Tax	(139)	(256)	968	1,150

1              Deferred tax assets have been recognized as it is probable there will be sufficient future taxable profits.

Net Deferred Income Tax Liability	2012	2011
Balance, Beginning of Year	1,150	1,327
Annual Recovery in Net Income	(139)	(256)
Provision (Recovery) in Other Comprehensive Income	1	(35)
Provision (Recovery) in Equity	(13)	18
Discontinued Operations	—	51
Effects of changes in Foreign Exchange Rates	(31)	35
Other	—	10
Balance, End of Year	968	1,150

(C) RECONCILIATION OF EFFECTIVE TAX RATE TO THE CANADIAN STATUTORY TAX RATE

	2012	2011
Income before Provision for Income Taxes	1,654	1,723
Provision for Income Taxes Computed at the Canadian Statutory Rate	413	431
Add (Deduct) the Tax Effect of:
Foreign Tax Rate Differential	860	701
Effect of Changes in Tax Rates [1]	63	270
Lower Tax Rates on Capital (Gains) Losses	(12)	16
Recognition of Previously Unrecognized Tax Assets	(16)	(70)
Share-Based Compensation	16	(10)
Non-Deductible Expenses and Other	(3)	(10)
Provision for Income Taxes	1,321	1,328
Effective Tax Rate	80%	77%

1                                         Effective March 21, 2012, the UK government enacted a rate restriction of 50% on decommissioning charges.  This increased our deferred tax liability and resulted in a one-time charge of $63 million to deferred tax expense. Effective March 24, 2011, the UK government enacted an increase to the supplementary charge tax rate on our North Sea oil and gas activities of 12%, which increased the statutory oil and gas income tax rate to 62%.  This rate change increased our deferred tax liabilities, resulting in a one-time charge of $270 million to deferred tax expense.

(D) UNRECOGNIZED DEFERRED TAX ASSETS

At December 31, 2012, we had unrecognized deferred tax assets related to unused tax credits totaling $1,046 million (2011—$977 million). This includes $908 million (2011—$871 million) of Nigeria investment tax credits with no fixed expiry date. The remainder expires between 2015 and 2031.

We had no significant unrecognized deferred tax assets related to tax losses or other deductible temporary differences as at December 31, 2012.

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

22. EARNINGS PER COMMON SHARE

We calculate basic earnings per common share using net income attributable to Nexen Inc. shareholders adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted earnings per common share in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, and use the weighted-average number of diluted common shares outstanding in the denominator.

(Cdn$ millions)	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	333	697
Preferred Share Dividends	(8)	—
Net Income Attributable to Nexen Inc. Shareholders, Basic	325	697
Potential Tandem Options Exercises	—	(40)
Potential Conversion of Subordinated Debentures	—	25
Net Income Attributable to Nexen Inc. Shareholders, Diluted	325	682
(millions of shares)
Weighted Average Number of Common Shares Outstanding, Basic	529.5	527.2
Shares Issuable Pursuant to Tandem Options	—	2.5
Shares Notionally Purchased from Proceeds of Tandem Options	—	(2.3)
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	—	21.5
Weighted Average Number of Common Shares Outstanding, Diluted	529.5	548.9

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the year ended December 31, 2012, we excluded 11,129,646 tandem options (2011—14,596,971) because their exercise price was greater than the average common share market price in the year. In 2012, there were no dilutive instruments. In 2011, the potential conversion of tandem options and subordinated debentures were the only potential dilutive instruments.

23. DISPOSITIONS

(A) DISCONTINUED OPERATIONS

In February 2011, we completed the sale of our 62.7% investment in Canexus, which operates a chemicals business, for net proceeds of $458 million and we realized a gain on disposition of $348 million in the first quarter. The gain on sale and results of our chemicals business have been presented as discontinued operations.

2011 Chemicals
Revenues and Other Income
Net Sales	42
Other	(1)
Gain on Disposition	348
389
Expenses
Operating	25
Depreciation, Depletion, Amortization and Impairment	4
Transportation and Other	2
General and Administrative	2
Finance	2
35
Income before Provision for Income Taxes	354
Less: Provision for Deferred Income Taxes	51
Income before Non-Controlling Interests	303
Less: Non-Controlling Interests	1
Net Income from Discontinued Operations, Net of Tax	302

Earnings Per Common Share
Basic	0.57
Diluted	0.55

There were no assets or liabilities related to our chemical operations at December 31, 2012 and 2011.

(B) ASSET DISPOSITIONS

Asset Dispositions

Canadian Shale Gas Joint Venture

During the third quarter of 2012, we closed the sale of a 40% working interest in our northeast British Columbia shale gas operations to INPEX Gas British Columbia Ltd. (IGBC). Upon closing we received $821 million in cash, comprised of the initial cash payment, the carry associated with Nexen’s capital and IGBC’s share of costs since the July 1, 2011 effective date of the transaction. We recorded a pre-tax gain on sale of $142 million on closing.

Canadian Undeveloped Leases

During the second quarter of 2012, we sold non-core leases in Canada for proceeds of $46 million and recognized a gain of $45 million.

UK North Sea

During the fourth quarter of 2011, we sold our non-operated working interest in the Duart field for proceeds of $38 million. The sale closed in December 2011 and we recognized a gain on sale of $38 million in the fourth quarter of 2011.

24. CASH FLOWS

(A) CHARGES AND CREDITS TO INCOME NOT INVOLVING CASH

	2012	2011
Depreciation, Depletion, Amortization and Impairment	1,951	1,913
Share-Based Compensation (Recovery)	157	(85)
Change in Fair Value of Crude Oil Put Options	38	23
Loss on Debt Redemption and Repurchase	—	91
Net Gain on Dispositions	(194)	(38)
Non-Cash Items Included in Discontinued Operations	—	(290)
Provision for Deferred Income Taxes	(139)	(256)
Foreign Exchange	58	(33)
Other	66	10
Total	1,937	1,335

(B) CHANGES IN NON-CASH WORKING CAPITAL

	2012	2011
Accounts Receivable	441	(381)
Inventories and Supplies	(71)	208
Other Current Assets	27	26
Accounts Payable and Accrued Liabilities	(420)	594
Current Income Taxes Payable	(62)	129
Total	(85)	576

Relating to:
Operating Activities	(86)	255
Investing Activities	1	321
Total	(85)	576

(C) OTHER CASH FLOW INFORMATION

	2012	2011
Interest Paid	294	305
Income Taxes Paid	1,455	1,448

25. OPERATING SEGMENTS AND RELATED INFORMATION

We report our segments to align with our key growth areas, specifically, Conventional Oil and Gas, Oil Sands and Shale Gas.

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused on the UK, North America (Canada and US) and other countries (Nigeria, Colombia and Yemen).

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

Segmented Net Income for the Year Ended December 31, 2012

	Conventional				Oil sands
(Cdn$ millions)	United Kingdom	North America	Other Countries[1]		In Situ	Syncrude	Corporate and Other		Total
Net Sales	3,889	400	703	[2]	726	666	46		6,430
Marketing and Other Income	35	11	1		—	1	233		281
	3,924	411	704		726	667	279		6,711
Less: Expenses
Operating	439	171	134		466 [3]	264	23		1,497
Depreciation, Depletion, Amortization and Impairment	752	514 [4]	371		192	66	56		1,951
Transportation and Other	3	41	—		271	25	142		482
General and Administrative	28	119	58		45	1	340	[5]	591
Exploration	117	283	28	[6]	1	—	—		429
Finance	24	15	1		3	8	250		301
Net Gain from Dispositions	(2)	(153)	(7)		(32)	—	—		(194)
Income (Loss) before Income Taxes	2,563	(579)	119		(220)	303	(532)		1,654
Less: Provision for (Recovery of) Income Taxes									1,321	[7]
Net Income (Loss)									333
Capital Expenditures	1,022	701	455	[8]	690	204	52		3,124

1    Includes results of operations in Nigeria, Yemen and Colombia.

2    Includes net sales in Nigeria of $559 million.

3    Includes Long Lake turnaround costs of $49 million.

4    Includes non-cash impairment charges of $237 million.

5    Includes non-cash share-based compensation expense of $157 million.

6    Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

7    Includes UK current tax expense of $1,433 million.

8    Includes capital expenditures in Nigeria of $336 million.

Segmented Net Income for the Year Ended December 31, 2011

	Conventional					Oil Sands
(Cdn$ millions)	United Kingdom	North America		Other Countries[1,2]		In Situ		Syncrude	Corporate and Other	Total
Net Sales	3,432	499		781		688		713	56	6,169
Marketing and Other Income	21	39		21		—		3	211	295
	3,453	538		802		688		716	267	6,464
Less: Expenses
Operating	353	156		164		439		287	32	1,431
Depreciation, Depletion, Amortization and Impairment	631	708	[3]	76		384	[4]	60	54	1,913
Transportation and Other	7	35		28		220		23	112	425
General and Administrative	(8)	74		31		19		1	183	300
Exploration	84	148		134	[5]	2		—	—	368
Finance	17	16		2		3		6	207	251
Net Loss on Debt Redemption	—	—		—		—		—	91	91
Net Gain from Dispositions	(38)	—		—		—		—	—	(38)
Income (Loss) from Continuing Operations before Income Taxes	2,407	(599)		367		(379)		339	(412)	1,723
Less: Provision for (Recovery of) Income Taxes										1,328	[6]
Income from Continuing Operations										395
Add: Net Income from Discontinued Operations										302
Net Income										697
Capital Expenditures	583	694		718	[7]	397		124	59	2,575

1    Includes results of operations in Yemen and Colombia.

2    Includes Masila net sales of $588 million and net income of $161 million.

3    Includes non-cash impairment charges of $322 million.

4    Includes non-cash expenses of $253 million related to previously capitalized engineering and design costs.

5    Includes exploration activities primarily in Nigeria, Norway, Colombia and Poland.

6    Includes UK current tax expense of $1,436 million.

7    Includes capital expenditures in Nigeria of $542 million.

Segmented Assets as at December 31, 2012

	Conventional					Oil Sands
(Cdn$ millions)	United Kingdom	North America		Other Countries		In Situ		Syncrude	Corporate and Other		Total
Total Assets	5,330	2,779		2,299		6,409		1,596	2,124	[1]	20,537
Property, Plant and Equipment
Cost	7,925	6,701		2,949		6,633		1,981	605		26,794
Less: Accumulated DD&A	4,200	4,441		1,008		384		469	345		10,847
Net Book Value	3,725	2,260	[2]	1,941	[3]	6,249	[4]	1,512	260		15,947

1    Includes cash of $674 million and Energy Marketing accounts receivable and inventory of $918 million.

2    Includes capitalized costs of $872 million associated with our Canadian shale gas operations and $1,185 million associated with our US operations.

3    Includes $1,773 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,254 million for Long Lake Phase 1 and $995 million for future phases of our in situ oil sands projects.

Segmented Assets as at December 31, 2011

	Conventional					Oil Sands
(Cdn$ millions)	United Kingdom	North America		Other Countries		In Situ		Syncrude	Corporate and Other		Total
Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068
Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651
Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

1    Includes cash of $453 million and Energy Marketing accounts receivable and inventory of $1,449 million.

2    Includes capitalized costs of $1,293 million associated with our Canadian shale gas operations and $1,260 associated with our US operations.

3    Includes $1,821 million related to our Usan development, offshore Nigeria.

4    Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.

FORWARD-LOOKING INFORMATION

Certain statements in this report constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to, or associated with, individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery of oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on-stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be economically produced in the future.

All of the forward-looking statements in this report are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; the operations and capital expenditure plans of Nexen following the completion of the transaction; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

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

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our AIF and “Quantitative and Qualitative Disclosures About Market Risk” in our Management’s Discussion & Analysis (MD&A). The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information. Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                                 Certifications.  See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  The registrant’s principal executive officer and principal financial officer have designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the registrant is made known to them, particularly during the period in which this report is prepared. They have evaluated the effectiveness of such disclosure controls and procedures for the fiscal year ended December 31, 2012 (the “Evaluation Date”). Based upon that evaluation, the registrant’s principal executive officer and principal financial officer concluded that, as of the Evaluation Date, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii)  accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

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

(c)                                  Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Mangement’s Report on Internal Control Over Financial Reporting” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(d)                                 Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Report of Independent Registered Chartered Accountants” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(e)                                  Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2012, there was no change in the registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that each of William B. Berry, Robert G. Bertram, Thomas W. Ebbern, Thomas C. O’Neill, and Arthur R.A. Scace each a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F), and is “independent” as that term is defined in the rules of the New York Stock Exchange.  A description of Mr. Berry’s, Mr. Bertram’s, Mr. Ebbern’s, Mr. O’Neill’s and Mr. Scace’s experience relating to financial matters is set forth in the section “Audit Committee Education and Experience” of the Annual Information Form of Nexen Inc. for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

NYSE Corporate Governance Rules Compliance.

The registrant operates under corporate governance practices that are consistent with the requirements followed by U.S. domestic companies under the NYSE corporate governance listing standards. The registrant, as a foreign private issuer in the United States, is not required to comply with most of the NYSE corporate governance standards and may instead comply with Canadian corporate governance standards. The registrant is, however, required to disclose any significant differences between its corporate governance practices and those NYSE corporate governance standards required to be followed by U.S. domestic companies. The registrant has two deferred share unit (DSU) plans for non-executive directors, as described in the registrant’s management proxy circular. The registrant follows the Toronto Stock Exchange’s rules which, unlike NYSE rules, exempt DSU plans from shareholder approval where the common shares issued under the DSU plans are purchased on the open market, rather than by issuing new common shares. Other than this, the registrant’s corporate governance practices do not differ in any significant way from the NYSE corporate governance listing standards applicable to U.S. companies. A summary of the registrant’s corporate governance practices is contained in the registrant’s most recent management proxy circular and can also be found on the registrant’s website at www.nexeninc.com.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Independent Registered Chartered Accountants (IRCA) Fees-IRCA Fees Billed” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Independent Registered Chartered Accountants (IRCA) Fees-Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations, Commitments and Guarantees” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  William B. Berry, Robert G. Bertram, Thomas W. Ebbern, Thomas C. O’Neill and Arthur R.A. Scace.

Mine Safety Disclosure.

Not Applicable.

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

B.  Consent to Service of Process.

(1)                                 The registrant has, together with this Form 40-F, filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

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

Date: February 25, 2013	NEXEN INC.

	By:	/s/ Alan O’Brien
		Name:	Alan O’Brien
		Title:	Senior Vice-President, General Counsel and Secretary

EXHIBIT INDEX

Exhibits	Documents

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of Independent Registered Chartered Accountants

99.6	Consent of Ian R. McDonald

99.7	Consent of Ryder Scott Company, L.P.

99.8	Consent of DeGolyer and MacNaughton

99.9	Consent of McDaniel & Associates Consultants Ltd.

